02055753

82- SUBMISSIONS FACING

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lagardere SCA

*CURRENT ADDRESS 4, Rue de Presbourg
75116 Paris, France

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

FILE NO. 82- 3916 FISCAL YEAR 12/31/00

• Complete for initial submissions only •• Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: GBS

DATE: 10/29/02

LAGARDERE



REFERENCE DOCUMENT



Year 200[illegible]

LAGARDERE

Lagardère SCA

A French limited partnership with shares
with capital stock of FRF 5,502,933,520
divided into 137,573,338
shares of FRF 40 par value each.

Head office:
4, rue de Presbourg
75116 Paris (France)
tel.: 33 (0) 1 40 69 16 00

www.lagardere.com



REFERENCE DOCUMENT

Year 2000

COB

In accordance with regulation COB 98-01, the French Securities and Exchange Commission *(Commission des Opérations de Bourse)* registered the original version of this Reference Document *(Document de Référence)* in French on April 20, 2001 under n° R.01-129. It may be used in connection with a financial transaction only if completed by an Information notice also registered with the Commission. This Reference Document has been prepared by the Company and is the responsibility of the persons whose signatures appear herein. The Reference Document in French has been registered following a verification of the relevance and consistency of the information provided on the Company's financial position, without any assurance being given as to the authenticity of the accounting and financial information.

This English version of Lagardère's Reference Document has been prepared for the convenience of English language readers. It is a translation of the original Document de Référence registered with the Commission des Opérations de Bourse. It is intended for general information only and should not be considered as completely accurate owing to the unavailability of English equivalents for certain French legal terms.

CONTENTS

CONTENTS

1

1.1 PERSONS RESPONSIBLE FOR THE REFERENCE DOCUMENT

Mr. Jean-Luc LAGARDÈRE,
General and Managing Partner
(*Associé Commandité-Gérant*)

ARJIL COMMANDITÉE - ARCO,
General and Managing Partner
(*Associé Commandité-Gérant*)
represented by:

Mr. Philippe CAMUS,
Chairman and Chief Executive Officer
Mr. Arnaud LAGARDÈRE,
Deputy Chairman and Chief Operating Officer

1.2 CERTIFICATION OF THE MANAGING PARTNERS

"To the best of our knowledge, the information set out in this Reference Document is true and includes all the information needed by investors to base their opinion on Lagardère's assets and liabilities, business, financial position, results and prospects; there are no omissions which could impair its meaning".

For ARCO:	Jean-Luc LAGARDÈRE

Philippe CAMUS
Arnaud LAGARDÈRE

1.3 NAMES AND ADDRESSES OF THE AUDITORS

	First appointed	End of current period of office
Auditors		
BARBIER FRINAULT & AUTRES *Member of Arthur Andersen* represented by Mr. René PROGLIO 41, rue Ybry 92576 Neuilly-sur-Seine Cedex, France	June 29, 1987	2005
Mr. Alain GHEZ 37, rue des Acacias 75017 Paris, France	September 24, 1980	2005
MAZARS & GUÉRARD represented by Mr. Jacques KAMIENNY Le Vinci 4, allée de l'Arche 92075 La Défense Cedex, France	June 20, 1996	2002
Alternate auditors		
Mr. Alain GROSMANN 41, rue Ybry 92576 Neuilly-sur-Seine Cedex, France	June 6, 1989	2005
Mr. Charles-Eric RAVISSE 19, rue de Milan 75009 Paris, France	June 29, 1993	2005
Mr. Michel ROSSE Le Vinci 4, allée de l'Arche 92075 La Défense Cedex, France	June 20, 1996	2002

Statutory Auditors' statement

In our capacity as statutory auditors of Lagardère SCA, we have verified that the financial information contained in the Reference Document relating to the audited financial statements for the year ended December 31, 2000 ("the financial statements") has been properly derived from these financial statements. This reference document has been prepared under the responsibility of the managing partners. Our responsibility is to report on the fairness of the financial and accounting information included in this reference document with respect to the financial position and the financial statements of Lagardère SCA. Our procedures, which were performed in accordance with French professional standards, consisted in assessing the fairness of the information about the financial position and the financial statements, and verifying that this information agrees with the audited financial statements. These procedures also included reading the other data contained in this reference document in order to identify any material inconsistencies with the information about the financial position and the financial statements, and reporting any incorrect information that came

to our attention, based on our overall knowledge of the Company derived from our assignment. When reading individual prospective data prepared according to a specific process, we took into account the assumptions made by management and the amounts obtained.

We have also audited the annual accounts and the consolidated financial statements of Lagardère SCA for the years 1998, 1999 and 2000. Our audits were performed in accordance with French professional standards, and we have expressed unqualified audit opinions on such annual accounts and consolidated financial statements.

Based on the procedures described above, we have nothing to report concerning the fairness of the information relating to the financial position and the financial statements included in this reference document.

The Statutory Auditors
April 19, 2001
Barbier Frinault & Autres – Arthur Andersen
René Proglio
Alain Ghez
Mazars & Guérard
Jacques Kamienny

1.4. INFORMATION POLICY

Alain LEMARCHAND,
Vice President, Financial communication and Investors relations.

Frédéric SUBRA,
Vice President, Financial information.

• Lagardère shareholders and public information department is situated at:
121, avenue de Malakoff
75116 Paris, France
Tel.: 33 (0) 1 40 69 20 73
E-mail: lalettre@lagardere.fr

• Copies of this Reference Document and of the managing partners' and Supervisory Board reports are sent to shareholders on request.

• Shareholders receive an abridged copy of the annual report, as well as interim reports and financial statements twice a year and a newsletter three times a year.

• Conferences for individual shareholders are held in various cities in France.

In 2000, four meetings were organized in Nice, Paris, Bourges and Perpignan.

• In 2000, several trips were made abroad to provide information about Lagardère to approximately 300 financial institutions in North America (Austin, Boston, Chicago, Columbus, Montreal, New York and Toronto), Europe (Amsterdam, Brussels, Dublin, Edinburgh, Eindhoven, Frankfurt, Geneva, Glasgow, Hamburg, Lisbon, London, Luxembourg, Madrid, Milan, Munich, Stockholm and Zurich), and in the Middle East and Asia (Abu Dhabi, Singapore and Tokyo).

In France, the Group organized five conferences for investors, and attended 13 other conferences organized by banks.

Private meetings were also arranged for several hundred investors, analysts and fund managers.

• Information on the Group is available on the Internet at www.lagardere.com. The surfer will find the latest "products and services" news from Lagardère Media in the fields of digital technology, books, press publishing and distribution. Institutional headings (key figures, databases, etc.) are also available. This information, intended for all kinds of readers, employees and shareholders alike, is in French and English. Some of the topics have sound and video enhancements. The portal also offers navigation tools for finding information on the Group's companies and entities by business, country or key word.

CONTENTS

2

2. ISSUE AND OFFICIAL LISTING OF EQUITY SECURITIES

This chapter is a part of the standard Reference Document, for use only when the Company is making a specific issue.

It is therefore not applicable.

CONTENTS

3

3. DESCRIPTION OF LAGARDERE AND ITS CAPITAL STOCK

2/3

3.1. GENERAL DESCRIPTION OF THE COMPANY

3.1.0. CORPORATE NAME AND HEAD OFFICE

LAGARDÈRE SCA

4, rue de Presbourg - 75116 Paris, France

3.1.1. LEGAL FORM

Lagardère SCA is a French limited partnership with shares *(société en commandite par actions)*.

Statutory Auditors:

- BARBIER FRINAULT & AUTRES
- Alain GHEZ
- MAZARS & GUÉRARD

A French limited partnership with shares has two categories of partners:

- one or more general partners *(associés commandités)* - they are indefinitely liable for the company's liabilities, and their partnership rights can be sold or otherwise transferred only under certain conditions;
- limited partners *(associés commanditaires* or *actionnaires,* hereinafter referred to as "shareholders") - their situation is the same as that of shareholders in a corporation *(société anonyme)*. Their holdings can be sold or otherwise transferred under the same conditions as shares in a corporation, and they are liable for the company's liabilities only to the extent of their contribution. They are represented by the Supervisory Board.

A limited partnership with shares is managed by one or more managing partners, who may be individuals or corporate entities. They are selected from amongst the limited partners or third parties, but may not be shareholders.

Because of the two categories of partners, corporate decisions are taken at two different levels: by the limited partners in general meetings, and by the general partners. Members of the Supervisory Board are appointed only by the limited partners. If a general partner is also a limited partner he cannot take part in the vote.

Lagardère SCA is subject to French laws governing *sociétés en commandite par actions,* and, in the framework of such laws, by the special provisions of its by-laws.

3.1.2. GOVERNING LAW

Lagardère is governed by the laws of France.

3.1.3. DURATION OF THE COMPANY

Lagardère was originally incorporated on September 24, 1980 and will expire on December 14, 2079.

3.1.4. CORPORATE PURPOSE (ARTICLE 3 OF THE BY-LAWS)

Lagardère's purpose is in France and abroad:

- to acquire any form of interests or investments in all types of corporation or business, whether French or foreign, by any appropriate means;
- to manage any type of security portfolio and to carry out any related spot or future transactions, whether contingent or not;
- to acquire and license any patents, trademarks, and commercial and industrial businesses;
- and, more generally, to carry out any commercial, financial, industrial, security and real estate transactions related to the above purposes or to any other purpose related thereto with the aim of aiding in the development of the Company's operations.

3.1.5. COMMERCIAL REGISTER AND REGISTRATION NUMBER

Lagardère is registered in the Commercial Register *(Registre du Commerce)* under number:

320 366 446 RCS Paris.

3.1.6. INSPECTION OF CORPORATE DOCUMENTS

The legal documents of Lagardère are available for inspection at the following address:
121, avenue de Malakoff - 75116 Paris, France.

3.1.7. FISCAL YEAR

The reporting period of Lagardère is of one year's duration, from January 1 to December 31 each year.

3.1.8. ALLOCATION AND DISTRIBUTION OF INCOME

The Parent Company statement of income, which includes all its revenues and expenses for the year, shows, after depreciation, amortization and provisions, Lagardère's Parent Company net income or loss for the year (hereinafter called "Parent Company net income").

Out of Parent Company net income for the year, less previous accumulated losses if any, a certain amount must, by law, be set aside in priority and to the extent necessary to form the legal reserve.

Income available for distribution is made up of Parent Company net income, less any accumulated losses, less any transfers to reserves required by law or by the by-laws, plus any unappropriated retained earnings.
Out of income available for distribution, a sum equal to 1% of consolidated net income for the year after minority interests is paid to the general partners *(associés commandités)* in their capacity as general partners, whether they are managing partners *(gérants)* or not, in the proportions they decide.

The balance is distributed among the shareholders in proportion to the number of shares held by each of them.

However, the general meeting may, upon recommendation of the managing partners *(gérance)*, decide to set aside from the balance available for distribution among the shareholders such amounts as it deems fit to be carried forward, or to be allocated to one or more general, extraordinary or special reserves.

Dividends are normally distributed out of Parent Company net income for the year.

The general meeting may, however, in addition, decide to distribute any part of the reserves available to it by expressly indicating those reserves from which such distributions are to be made. To the extent such reserves have been established by transfer of income available for distribution only to the shareholders, the dividends paid out therefrom accrue to the benefit of owners of shares alone, in proportion to the number of shares held by each of them.

The general meeting called to approve the financial statements for the year may, in respect of all or part of the dividends proposed for distribution, offer each shareholder an option to receive payment of his dividend in cash or in shares.

Similarly, the general meeting approving the distribution of an interim dividend under the terms of article 232-12 of the new French Commercial Code governing such distributions, may, in respect of all or part of the said interim dividend, offer each shareholder the option to receive payment of his interim dividend in cash or in shares.

The offer, price and conditions under which the shares are issued, the request for payment in shares and the conditions of the resulting capital increase, are governed by law and regulations.

Dividends are payable at the times and in the places determined by the managing partners, within a maximum period of nine months from the end of the fiscal year, save where this period is extended by court order.

3.1.9. GENERAL MEETINGS

General meetings are called either by the managing partners or by the Supervisory Board *(Conseil de Surveillance)*, or by any other person having the right to do so by virtue of law or under the by-laws of Lagardère.

General meetings are held at the head office or at any other place as indicated in the notice of meeting. Notices of meeting are issued in the manner and within the time period provided by law and regulations.

General meetings are chaired by the managing partner *(gérant)* or one of the managing partners if there are several of them. If the meeting is called by the Supervisory Board, it is chaired by the Chairman or by a member of the Supervisory Board appointed to this effect. Where the meeting has been called by any other person legally empowered to do so, the meeting is chaired by the person who called the meeting. If the person entitled or appointed to chair the meeting fails to do so, the meeting itself elects its chair.

The vote tellers *(scrutateurs)* are the two shareholders having the greatest number of shares, either directly or by way of proxy, and who are present and accept to be tellers.

The vote tellers thus designated constitute the officers of the meeting *(bureau)*, and appoint a secretary who need not be a shareholder.

The officers of the meeting verify, certify and sign the attendance sheet, ensure that discussions are properly held, settle any differences which may arise in the course of the meeting, count the votes cast, verify that voting procedures are properly observed and that minutes of the meeting are drawn up.

Minutes recording the deliberations of each meeting are entered in a special register signed by the officers of the meeting. The minutes, drawn up and recorded in this form, are considered to be a true transcript of the meeting. All copies of or extracts from the minutes must be certified by one of the managing partners, by the Chairman of the Supervisory Board, or by the secretary of the meeting.

Ordinary general meetings

The annual general meeting examines the management report prepared by the managing partners, the report of the Supervisory Board and the report of the Auditors; it discusses and approves the Parent Company financial statements for the previous year and the proposed allocation of net income, in accordance with the law and the by-laws. In addition, the annual general meeting and any other ordinary general meeting may appoint or dismiss the members of the Supervisory Board, appoint the Auditors and vote on all questions within its authority and placed on the agenda, with the exception of those matters defined in article 21 of the by-laws as being exclusively within the authority of an extraordinary general meeting.

No resolution can be adopted by the ordinary general meeting without the unanimous prior agreement of the general partner(s), with the exception of resolutions concerning the election, resignation or dismissal of members of the Supervisory Board and the appointment of a managing partner, where the Supervisory Board has exercised its right of veto twice within two months (see paragraph 3.1.12. Powers of the Supervisory Board, sub-paragraph 2). The agreement of the general partner(s) must be obtained by the managing partners prior to the ordinary general meeting.

All resolutions are adopted by a majority of the votes cast by the shareholders present or represented, including votes cast by mail, except as expressly provided in the last section of sub-paragraph 2) of paragraph 3.1.12. Powers of the Supervisory Board.

Extraordinary general meetings

The extraordinary general meeting may validly decide on:
- any amendment of the by-laws for which the approval by an extraordinary general meeting is required by law, including, but not limited to, and subject to the provisions of the by-laws, the following:
  - increase or reduction of the Company's capital stock;
  - changes in the terms and conditions of share transfers;
  - changes in the composition of ordinary general meetings or shareholders' voting rights at ordinary and/or extraordinary general meetings;
  - changes in the purposes of the Company, its duration or its head office, subject to the powers granted to the managing partners by the by-laws to transfer the Company's head office;
  - transformation of the Company into a company having another legal form, such as a corporation *(société anonyme)* or a limited liability company *(société à responsabilité limitée)*;
- winding-up of the Company;
- merger of the Company;
- and all other matters on which an extraordinary general meeting may validly decide in accordance with law.

No resolution can be passed by the extraordinary general meeting without the unanimous prior agreement of the general partner(s). However, where there are several general partners, a resolution to transform the Company into a company having another legal form requires the prior agreement of only a majority of the general partners.

The agreement of the general partner(s) must be obtained by the managing partners, in advance of the extraordinary general meeting in question.

Attendance and representation at meetings, proxies, double voting rights

Any shareholder has the right to attend general meetings and to take part in the discussions, either personally or through a proxy, on proof of identity and providing his name has been recorded in a shareholders' account at least five days before the meeting.

A shareholder who does not personally attend the meeting may choose among the three following options:
- to give a proxy to another shareholder or to his or her spouse; or
- to vote by mail; or
- to send a blank proxy form to the Company without appointing a proxy, in accordance with the applicable laws and regulations.

In this last case, the Chair of the general meeting will cast a vote in favor of all draft resolutions presented or approved by the managing partners and a vote against all other draft resolutions. In order to cast their votes differently, shareholders must choose a proxy holder who agrees to vote as instructed by them.

At each meeting, shareholders have a number of votes equal to the number of shares they own or represent, as evidenced by the share register on the fifth working

day prior to the meeting. However, double voting rights – two votes for each share – are attributed to all those shares which are fully paid-up and which have been registered in the name of the same shareholder for at least four years. In addition, shareholders entitled to double voting rights on the date on which the Company was transformed into a limited partnership with shares, retain their double voting rights.

Furthermore, where the Company's capital stock is increased by incorporation of reserves, profits or additional paid-in capital, a double voting right is granted, from the date of issue, in respect of free registered shares distributed to the holder of shares which originally carried double voting rights.

Transfer of title to a share results in the loss of the double voting right. However, transfer as a result of inheritance, liquidation of community property between spouses, or inter vivos gift to a spouse or relative automatically entitled to inherit under French law does not cause existing double voting rights to lapse, nor does it interrupt the four-year period referred to above. Similarly, the merger or demerger of the Company has no effect on the double voting rights which may be exercised within the resulting company or companies if the by-laws of the said companies recognize these rights.

Voting rights are exercised by the owner even if the shares are pledged, and by the usufruct owner *(usufruitier)* at ordinary general meetings and by the bare owner *(nu-propriétaire)* at extraordinary general meetings.

3.1.10. DISCLOSURE OF HOLDINGS EXCEEDING SPECIFIC THRESHOLDS

Without prejudice of provisions of article 233-7 of the new French Commercial Code, any shareholder holding directly or indirectly, as defined in said article 233-7, 1% or more of the voting rights, must, within five days following registration to his account of the shares that brought his holding to or above such threshold, disclose to the Company, by registered letter with acknowledgment of receipt, addressed to the head office, the total number of shares and voting rights he holds.

Disclosure must be renewed in the conditions described above every time a threshold of a further 1% is exceeded.

In the absence of disclosure in the conditions described above, all shares in excess of the threshold for which disclosure should have been made may lose their voting rights in respect of any shareholder meeting that may be held within a two-year period following the date on which the declaration is finally made, upon request of one or more shareholders holding together 5% or more of the capital stock, such request being duly recorded in the minutes of the general meeting. In these same circumstances, voting rights attached to such shares for which proper declaration has not been made cannot be exercised by the shareholder at fault, nor may he delegate such rights to others.

In accordance with legal regulations applicable, the Company has the right to obtain at any time from the clearing agent the name, or corporate name in the case of a corporate shareholder, the nationality and address of holders of securities carrying immediate or deferred voting rights at its own general meetings, together with the number of securities held by each of them and the restrictions, if any, that may apply to those securities.

3.1.11. GENERAL PARTNERS

1) The general partners (*associés commandités*) are:

- Mr. Jean-Luc Lagardère,

domiciled at 4, rue de Presbourg – 75116 Paris, France

- Arjil Commanditée - ARCO,

a French corporation with capital stock of FRF 250,000, having its head office at 121, avenue de Malakoff - 75116 Paris, France

and registered in the Commercial Register under number: 387 928 393 RCS Paris.

Arjil Commanditée - ARCO unconsolidated financial statements for 2000 are as follows:

UNCONSOLIDATED FINANCIAL STATEMENTS

at December 31, 2000 (in thousands of euros)

BALANCE SHEET

Assets	
Accounts receivable	3,731
Total	**3,731**

Liabilities and shareholders' equity	
Capital stock	38
Retained earnings	2,508
Net income for the year	1,045
Accounts payable	140
Total	**3,731**

STATEMENT OF INCOME	
Operating revenues	0
Operating expenses	13
Operating loss	*(13)*
Financial income	1,346
Financial expenses	0
Net financial income	*1,346*
Non-operating income	0
Income tax	(288)
Net income for the year	***1,045***

2) The appointment of one or more new general partners is decided by the shareholders in an extraordinary general meeting, upon the unanimous recommendation of the existing general partners or partner.

3) The Company is not wound up in the case of the death or incapacity of a person who is a general partner, nor in the event of liquidation of a general partner which is a corporate entity.

4) A person who is a general partner who is also a managing partner loses his status as general partner, automatically and effective immediately, if the person is dismissed as managing partner for just cause under the terms of article 10.6 of the by-laws.

5) Any corporate entity which is a general partner automatically loses such status effective immediately, in the event that it effects a sale or subscription of shares which is likely to change its control, in the absence of consent to such a transaction by the Supervisory Board, as provided in article 14.4 of the by-laws.

In both cases the by-laws are automatically amended to reflect this change. The amendment is recorded and published by a managing partner, or in the absence of a managing partner, by a general partner or by the Supervisory Board.

Rights of the general partners

General partners who are not also managing partners *(commandités non gérants)* do not participate directly in the management of the Company, except as described in article 10.6 of the by-laws (absence of managing partner).

They exercise all the prerogatives attributed to their status by law and the by-laws.

By reason of the unlimited joint and several liability they assume, general partners who are not also managing partners have right of access to all books and documents of the Company and to ask the managing partners any questions concerning the management of the Company, in writing. The managing partners must answer such questions in writing as promptly as possible. In addition, in consideration for their unlimited joint and several liability, general partners are entitled to specific remuneration calculated in accordance with the provisions of article 25 of the by-laws.

Decisions of the general partners

1) The general partner(s) take decisions either in meetings or by written consultation (ordinary letter, telex, telegram, fax, etc.).

2) In the event of a written consultation, each general partner has a period of fifteen days to inform the managing partners of his decision on each of the draft resolutions. A general partner who does not reply within this period is considered to have voted against the resolution.

3) Decisions taken by the general partner(s) are recorded in minutes stating, inter alia, the date and method of consultation, the report or reports made available to the general partner(s), the text of the resolutions and the result of the voting.

The minutes are drawn up by the managing partners or by one of the general partners, and signed by the general partner(s) and/or the managing partner(s), as the case may be.

Copies or extracts of the minutes are validly certified as true copies either by the managing partner, or by one of them if there are more than one, and by the general partners.

3.1.12. SUPERVISORY BOARD

Establishment of the Supervisory Board

1) The Company has a Supervisory Board composed of 15 members, selected exclusively among shareholders who are neither general nor managing partners.

2) The Board members are appointed or dismissed by the shareholders in an ordinary general meeting. Shareholders who are also general partners are not entitled to vote on such resolutions.

3) The term of office of members of the Supervisory Board cannot exceed six years. It terminates at the close of the annual general meeting called to approve the financial statements for the preceding year and which is held during the year in which the term of the member expires. Members of the Supervisory Board may be reelected.
No more than a third of the members of the Supervisory Board may be more than seventy-five years old. If this number is exceeded, the oldest member is automatically deemed to have resigned.

Powers of the Supervisory Board

1) The management of the Company is placed under the permanent supervision of the Supervisory Board as provided by law.

In accordance with law, the Board prepares a report for each annual general meeting called to approve the financial statements of the Company. This report is made available to the shareholders at the same time as the managing partners' report and the financial statements.

In the event of one or more managing partners being dismissed by the general partners, the Board must give its opinion. For this purpose, the Board is notified by the general partners at least fifteen days in advance, and it must give its opinion within ten days of such notice, which is given by registered letter addressed to the Chair of the Supervisory Board.

The Supervisory Board draws up a report on any proposal to increase or reduce the Company's capital stock.

The Supervisory Board may, if it deems it necessary, after having informed the managing partner(s) in writing, call an ordinary or extraordinary general meeting of the shareholders, in compliance with the legal provisions relating to notices of meetings.

The Supervisory Board has, by law, the right to receive from the managing partners the same documents as are made available to the Auditors.

2) Save for the appointment of the first managing partner, which is governed by article 10 of the by-laws, the appointment or reappointment of any managing partner must be approved by the Supervisory Board. Should Arjil Commanditée - ARCO be appointed as managing partner, the Supervisory Board's approval will have to be obtained, not in respect of ARCO itself, but in respect of its chairman and general managers.

The Supervisory Board must grant or refuse its approval within twenty days of receiving notice from the general partners of the proposed appointment.

If the Supervisory Board twice refuses to approve an appointment within a period of two months, in respect of two different candidates, while the Company is left without a managing partner and it is managed on an interim by the general partners under article 10.6 of the by-laws, approval may be given by a majority vote of the shareholders in an ordinary general meeting called by the general partner(s) and at which only one of the two candidates is put forward.

In the absence of approval from either the Supervisory Board or the general meeting in accordance with the above, the general partner(s) designate a third person. If the Supervisory Board fails to approve the appointment of the said third candidate, the appointment is submitted to the shareholders in an ordinary general meeting which may only refuse the candidate by a vote of a two-third majority of the shareholders present or represented.

3) Should ARCO become a managing partner of the Company, and as from its appointment to such office, no person may become a shareholder in ARCO either by acquiring shares in ARCO or by subscribing to an increase in its capital stock, exercising share warrants or through the conversion or redemption of bonds, without the prior agreement of the Supervisory Board, which must approve or refuse this proposal within twenty days of receiving notice, either from ARCO or from those shareholders who intend to transfer their shares.
If such a transaction takes place without the approval of the Supervisory Board, ARCO, by virtue of article 10-6(3) of the by-laws, is automatically deemed to have resigned from its office as managing partner, effective immediately.

4) Any transaction for the transfer of ARCO shares or the issue of securities by ARCO, which might alter its control immediately or in the future, must obtain the prior approval of the Supervisory Board, which must make a decision within twenty days of receiving notice, either from ARCO or from those shareholders who intend to transfer their shares.

If such a transaction takes place without the approval of the Supervisory Board, ARCO, by virtue of article 18-5 of the by-laws, automatically forfeits its status of general partner, effective immediately.

5) The approval of the Supervisory Board required in sub-paragraphs 3) and 4) above is automatically deemed to have been given, if the acquiring or subscribing candidate makes a valid public tender offer for all of the Company's shares. Such approval is not required in the event of a transfer of ARCO shares by way of inheritance.

3.1.13 MANAGING PARTNERS *(GÉRANCE)*

1) The Company is managed by one or more managing partners *(gérants)*.

The first managing partner, Mr. Jean-Luc Lagardère, was appointed on December 30, 1992 for a period of six years.

On March 17, 1998, the Supervisory Board unanimously approved the following the proposals of the general partners:

- to renew Mr. Jean-Luc Lagardère's term of office as managing partner for a period of six years, from December 30, 1998;
- to appoint ARCO managing partner for a period of six years, form Mach 17, 1998. ARCO is to be represented by its two officers: Mr. Philippe Camus, Chairman and Chief Executive Officer, and Mr. Arnaud Lagardère, Deputy Chairman and Chief Operating Officer. The choice of these two representatives received the prior approval of the Supervisory Board.

The Company's two general partners, Mr. Jean-Luc Lagardère and ARCO, are thus now both managing partners.

2) Throughout the life of the Company, any new managing partner is appointed unanimously by the general partners, with the approval of the Supervisory Board or of the general meeting according to the provisions of article 14 of the by-laws.

3) Each managing partner has the broadest possible authority to act in any circumstances in the name of the Company, within the scope of the corporate purpose and subject to the powers expressly attributed by law or the by-laws to the general meeting of shareholders and to the Supervisory Board.

In accordance with law, each managing partner may authorize and grant, in the name of the Company, any

sureties, warranties and undertakings which he deems reasonable.

Each managing partner may delegate part of his powers to one or more persons, whether or not they are employees of the Company and whether or not such persons have a contractual relationship with the Company. Such delegation in no way affects the duties and liability of the managing partner in relation to the exercise of such powers.

4) The managing partner(s) must take all necessary care in handling the business of the Company.

5) The age limit for a person who is a managing partner is 80 years.

6) The term of office of a managing partner cannot exceed six years and is renewable.

A managing partner who wishes to resign must inform the other managing partners, the general partners and the Chair of the Supervisory Board, by registered letters with acknowledgment of receipt, at least three months before the date on which the said resignation is to take effect.

In the event that a corporate general partner which is also a managing partner of the Company, changes its managing partner(s), the chair of its board of directors or its general manager(s), it is automatically deemed to have resigned as managing partner of the Company, effective immediately. This is also the case on expiry of the approval of such persons given by the Supervisory Board as described in paragraph 3.1.12. above, or in the event of sale or subscription of shares which the Supervisory Board has not approved as described in paragraph 3.1.12. above.

When a managing partner's office terminates, the management of the Company is carried out by the managing partner(s) who remains in office, without prejudice to the right of the general partners to appoint a new managing partner as a replacement, or to renew the appointment of the outgoing managing partner, as described in sub-paragraph 2) above.

Where a sole managing partner's office terminates, one or more new managing partner(s) is appointed, or the outgoing sole managing partner is reappointed, as described in sub-paragraph 2) above. However, pending such appointment(s), the Company is managed by the general partner(s) who may delegate all necessary powers for the management of the Company until the new managing partner(s) has been appointed.

A managing partner may by dismissed at any time on the grounds of incapacity (whether as a result of insolvency proceedings or otherwise) or for any other cause, by the unanimous decision of the general partners, after the Supervisory Board has expressed its opinion as described in paragraph 3.1.12. above. A managing partner may also be dismissed for just cause, by decision of the courts.

3.2 GENERAL DESCRIPTION OF THE CAPITAL STOCK

3.2.1 AMOUNT OF THE CAPITAL STOCK

On December 31, 2000, the capital stock of the Company amounted to € 838,916,807 (FRF 5,502,933,520) and was divided into 137,573,338 shares of par value FRF 40 each, all ranking pari passu and fully paid. See details of changes in the capital stock over the last five years in paragraph 3.2.4.

3.2.2 AUTHORIZED UNISSUED CAPITAL

1) The combined general meeting of May 23, 2000 authorized the managing partners, for a period of 26 months, to issue securities granting access to the Company's capital, immediately or at a later date, within the following limits:

- maximum nominal amount of capital increases which may result from authorized issues	€ 300 million
- maximum authorized for bond issues	€ 1,500 million

Following the simplified public share exchange offer launched on May 12, 2000 by the Company for the shares of its subsidiary, Hachette Filippachi Médias, the capital was increased by a nominal amount of € 84,323,747 through an issue reserved for HFM minority shareholders that accepted the offer (13,828,188 new shares of FRF 40 par value each). No other use was made of the authorization granted by the general meeting.

The unused portion of authorizations granted by the above general meeting by type of security are as follows:

Limits (in millions €)	Maximum amount for bond issues	Maximum (nominal) amount of capital increase which may result from unused authorizations
1. By type of security		
Common stock	–	215.6
Shares with share subscription warrants attached	–	215.6
Bonds with share subscription warrants attached	1,500	215.6
Convertible bonds	1,500	215.6
Share subscription warrants	–	215.6
Other composite securities	1,500	215.6
2. Total	**1,500**	**215.6**

2) The general meeting of June 20, 1996 authorized for five years the managing partners to issue, on one or more occasions, shares reserved for employees of the Company and of certain of its subsidiaries, within a maximum of 5% of the total number of shares making up the capital stock, in accordance with articles 22 and following of ordinance n° 86-1134 of October 21, 1980 and of article 225-138 of the new French Commercial Code.

Decisions taken under this authorization:

- According to a decision taken on April 19, 1999 by the managing partners under this authorization, the capital stock was increased on June 15, 1999 by a nominal amount of € 6,308,584 (FRF 41,381,600) through the issue, at a price of € 24.5 per share, of 1,034,540 new shares representing 0.85% of the capital.
- According to a decision taken on November 9, 2000 by the managing partners under this authorization, the capital stock was increased on December 20, 2000 by a nominal amount of € 2,179,454 (FRF 14,296,280) through the issue, at a price of € 51.3 per share, of 357,407 new shares representing 0.26% of the capital.

All of these shares were subscribed by employees through investment funds set up under the Group Savings Plan.

3) Other issues:
The meeting of May 23, 2000 authorized the managing partners to issue, on one or more occasions, bonds and securities other than securities granting access to the Company's capital, up to a maximum amount of € 1.5 billion.
Under this authorization, the managing partners decided in December 2000 to proceed with a private placement on the US market. Accordingly, on January 24, 2001, the Company issued a total amount of USD 500 million in fixed-rate notes denominated in US dollars with maturities of 5, 7 and 10 years. As a result of swap agreements entered into by the Group, this issue has been swapped for variable-rate instruments denominated in euros.

3.2.3. SECURITIES GRANTING ACCESS TO THE COMPANY'S CAPITAL

Except for stock options (see Chapter 6), there are no other securities granting access to the Company's capital.

3.2.4. CHANGES IN THE CAPITAL STOCK SINCE DECEMBER 31, 1995

Year	Description of the operation	Changes (*) Number of shares	Nominal amount (€)	Additional paid-in capital (€)	Total capital stock (€)	Total number of shares
Dec. 31, 1995					523,005,288	85,767,245
1996	Merger of Matra Hachette into the Company	4,025,495	24,547,310	13,270,547	547,552,599	89,792,740
	Conversion of 6,296,878 Lagardère bonds	6,296,878	38,398,115	48,957,596	585,950,713	96,089,618
	Conversion of 7,032 Matra Hachette bonds	7,032	42,881	53,601	585,993,594	96,096,650
	Payment of dividends in shares	898,932	5,481,652	11,374,428	591,475,246	96,995,582
	Exercise of 41,980 share subscription warrants	16,792	102,397	332,790	591,577,643	97,012,374
1997	Exercise of 53,035,060 share subscription warrants	21,214,024	129,362,284	344,632,244	720,939,927	118,226,398
	Exercise of 8,000 share options	8,000	48,784	81,103	720,988,711	118,234,398
	Payment of dividends in shares	1,090,880	6,652,143	19,956,430	727,640,854	119,325,278
	Exercise of 129,280 share options	129,280	788,344	1,275,471	728,429,199	119,454,558
1998	Exercise of 505,816 share options	505,816	3,084,446	5,054,193	731,513,645	119,960,374
1999	Exercise of 216,255 share options	216,255	1,318,714	2,257,040	732,832,359	120,176,629
	Capital increase reserved for employees	1,034,540	6,308,584	19,037,645	739,140,943	121,211,169
	Exercise of 1,338,060 share options	1,338,060	8,159,437	15,971,391	747,300,380	122,549,229
2000	Exercise of 494,980 share options	494,980	3,018,368	5,849,006	750,318,749	123,044,209
	Issue of shares as part of the public share exchange offer for Hachette Filipacchi Médias shares	13,828,188	84,323,747	904,245,699	834,642,496	136,872,397
	Capital increase reserved for employees	357,407	2,179,454	16,155,525	836,821,950	137,229,804
	Exercise of 343,534 share options	343,534	2,094,857	4,308,728	838,916,807	137,573,338

(*) Most of the figures indicated below are the French franc original amounts translated into euros.

3.3. SHAREHOLDERS AND VOTING RIGHTS AT DECEMBER 31, 2000

On completion of the Group's restructuring carried out at the end of 1992, Lagardère Capital & Management announced that it was in concert with Floirat group (Aigle Azur SA and the Floirat family), Marconi Corporation plc. (formerly GEC) and DaimlerChrysler, which together hold 7.14% of the capital stock (9,819,348 shares) and 11.82% of the voting rights (19,635,082 voting rights). The French Stock Exchange gave notice of this action to the public in a notice dated February 23, 1993.

On April 21, 1993, it gave notice of the contents of the agreements between Lagardère Capital & Management and GEC, and between Lagardère Capital & Management and DaimlerChrysler. These agreements may be summarized as follows:

Agreements between GEC and Lagardère Capital & Management

- right of first refusal granted by GEC to Lagardère Capital & Management in respect of Lagardère shares held by GEC;
- undertaking by Lagardère Capital & Management to enable GEC to subscribe, in proportion to its interest, to future capital stock increases of Lagardère;
- undertaking by Lagardère Capital & Management to provide GEC with the financial information, other than confidential information, which it may have from time to time at is disposal, regarding Lagardère;
- undertaking by Lagardère Capital & Management to consult GEC prior to any significant strategic decision affecting major interests of GEC;
- undertaking by GEC to inform Lagardère prior to acquiring any securities in Lagardère;
- undertaking by GEC to refrain from acquiring securities in Lagardère directly, indirectly or in concert with any third party, except with the consent of Lagardère Capital & Management, which would or could increase its shareholding in Lagardère to more than 10% of the latter's capital stock;
- reciprocal right of divestment, according to which Lagardère Capital & Management would allow GEC, in the event that Lagardère Capital & Management plan to sell more than 65% of its interest in Lagardère or to reduce its interest to less than 3% of the capital of Lagardère, to sell or dispose of its shares at the same price and on the same conditions as Lagardère Capital & Management;
- undertaking by Lagardère Capital & Management to assume full responsibility for any mandatory public tender offer caused by Lagardère Capital & Management's own acts.

Agreements between DaimlerChrysler and Lagardère Capital & Management

- right of first refusal granted by DaimlerChrysler France Holding to Lagardère Capital & Management, which right may be exercised by a nominee, in respect of those Lagardère shares held by DaimlerChrysler France Holding;
- right granted to Lagardère Capital & Management to acquire Lagardère shares held by DaimlerChrysler France Holding in the event that DaimlerChrysler AG loses control of DaimlerChrysler France Holding, except where control of DaimlerChrysler France Holding is transferred to another company controlled by DaimlerChrysler AG, and the said company has accepted the terms of the agreement;
- undertaking given by Lagardère Capital & Management to use its best efforts to enable DaimlerChrysler France Holding to sell its shares at the same price and on the same conditions as Lagardère Capital & Management in the event that the latter plan to sell all of its interests in Lagardère;
- undertaking by Lagardère Capital & Management to enable DaimlerChrysler France Holding to subscribe, in proportion to its interest, to future capital increases in cash of Lagardère;
- undertaking by Lagardère Capital & Management to provide DaimlerChrysler France Holding with the

financial information, other than confidential information, which it may have from time to time at its disposal, regarding Lagardère;
- undertaking by Lagardère Capital & Management to consult DaimlerChrysler AG prior to any significant strategic decision by Lagardère affecting major interests of DaimlerChrysler AG;
- undertaking by Lagardère Capital & Management to refrain from seeking to introduce any direct competitor of DaimlerChrysler AG into the capital of Lagardère without the consent of DaimlerChrysler AG;
- undertaking by Lagardère Capital & Management to consult DaimlerChrysler AG prior to any proposal by Lagardère to pay dividends amounting to less than half of its income available for distribution;
- undertaking by DaimlerChrysler AG to inform Lagardère Capital & Management prior to any direct or indirect acquisition of securities in Lagardère;
- undertaking by DaimlerChrysler AG to refrain from acquiring securities in Lagardère directly, indirectly or in concert with any third party, except with the consent of Lagardère Capital & Management, which would or could bring the percentage of its shareholding in Lagardère to more than 10% of the latter's capital stock.

Opinion of the Council of Securities Exchanges *(Conseil des Bourses de Valeurs)* on the above agreements

In its session of March 24, 1993, the Council noted that:
- the agreement made between GEC and Lagardère Capital & Management contains a joint divestment clause and a non-dilution clause relating to GEC's holding in Lagardère, each characterizing the agreement as a concert;
- the agreement signed by DaimlerChrysler and Lagardère Capital & Management includes an undertaking by Lagardère Capital & Management not to accept a direct competitor of DaimlerChrysler as a shareholder in Lagardère and also contains a non-dilution clause in respect of DaimlerChrysler's interest. Each of these provisions characterizes the agreement as a concert.

Given that a single shareholder in Lagardère, namely Lagardère Capital & Management, is a party to each of these concert agreements, which it entered into separately but simultaneously with GEC and DaimlerChrysler, and that the clauses contained in each of the two concert agreements demonstrate that, through the agreements made separately with Lagardère Capital & Management, GEC and DaimlerChrysler are pursuing the common goal of maintaining the control of Lagardère by Lagardère Capital & Management, the Council of Securities Exchanges considers that a concert party exists between Lagardère Capital & Management, GEC and DaimlerChrysler in relation to Lagardère.

The rest of the capital stock is held as follows:

	% of capital	% of voting rights
French investors	26.8	26.5
Non-French investors	43.8	37.5
General public	18.0	19.8
Employees and Group Savings Plan investment funds	3.4	4.4
Treasury stock	0.9	-

On March 26, 2001, Franklin Resources Inc., acting on its own account and on behalf of its affiliates, declared that it held, through various investment funds and managed accounts, 5.03% of the capital stock and 4.28% of the voting rights in Lagardère SCA. The Company is not aware of any other stockholder holding 5% or more of its capital stock or voting rights, except for Lagardère Capital & Management which holds 5.4% of the voting rights.

3.5.1 VOTING RIGHTS

At December 31, 2000:

- Total number of voting rights: **166,047,875**
- Total number of shareholders: **210,445**
- Percentage of capital held by Supervisory Board members: **5.51 %**
- Percentage of voting rights held by Supervisory Board members: **9.12 %**.

3.3.2. CHANGES IN SHAREOWNERSHIP

3.3.2.1. THERE HAVE BEEN NO SIGNIFICANT CHANGES IN SHAREOWNERSHIP OR VOTING RIGHTS OVER THE LAST THREE YEARS

3.3.2.2. EXERCISE OF SHARE SUBSCRIPTION OPTIONS

In accordance with the decisions of the general meetings of June 23, 1995, May 30, 1997 and May 23, 2000, the managing partners have granted in the years 1995, 1997, 1998, 1999 and 2000, a total of 7,872,800 options each of them giving the right to subscribe to one Lagardère share. Details on options are given in paragraph 6.3.2.

- 505,816 options were exercised between January 1 and December 31, 1998, giving rise to the issue of 505,816 new shares.
- 1,554,315 options were exercised between January 1 and December 31, 1999, giving rise to the issue of 1,554,315 new shares.
- 838,514 options were exercised between January 1 and December 31, 2000, giving rise to the issue of 838,514 new shares.

3.3.3. AUTHORIZATION GRANTED TO THE MANAGING PARTNERS TO DEAL ON THE STOCK EXCHANGE IN THE COMPANY'S SHARES

In accordance with the provisions of article 225-209 of the new French Commercial Code, the general meeting of May 23, 2000 renewed the authorization granted to the Company by the general meeting of May 6, 1999 to proceed with purchases and sales of its own shares in order to regulate the market.

The per-share maximum purchase price is fixed at € 140, and the minimum sales price at € 60.

This authorization, valid for a period of 18 months, may not result in increasing the number of its own shares held by the Company to more than 10% of the total number of shares making up the capital stock.

During 2000, the Company purchased 414,530 shares in application of this authorization, for a total amount of € 24,367,683, representing an average price of € 58.78 per share. 67,084 of these shares, representing a total value of € 4,016,279, were acquired through the Paris Bourse's deferred settlement system and were not delivered to the Company until January 31, 2001.

Under the terms of agreements signed with Canal Plus concerning the acquisition of a 34% interest in CanalSatellite, some of the price of this transaction was to be paid in the form of shares in Lagardère SCA. Hachette SA thus transferred 1,139,514 shares in the Company to Canal Plus on July 11, 2000, having purchased them out of Lagardère SCA's treasury stock at a price of € 84.15 per share.

Consequently, at December 31, 2000, the Company owned 533,296 of its own shares or 0.39% of its capital, at a value of € 25,439,390 giving an average per-share price of € 49.28.

At March 28, 2001, the situation was as follows:

- taking into account the 67,084 shares acquired in November 2000, delivered on January 31, 2001, and the 14,000 further shares acquired at the same date, the number of treasury shares held directly by the Company amounted to 614,380 or less than 0.45% of the total capital stock.
- including the 707,627 indirectly-owned treasury shares (0.5%), at the same date the Company held directly and indirectly 1,322,007 of its own shares, i.e. less than 0.96% of the shares making up the capital stock.

3.3.4. CORPORATE ENTITIES EXERCISING CONTROL OVER LAGARDÈRE

Lagardère Capital & Management (L.C.&M.) is the largest permanent shareholder in Lagardère SCA. Its capital stock is held by Mr. Jean-Luc Lagardère and his son Arnaud. Its Chairman is Mr. Jean-Luc Lagardère, who is a general partner of Lagardère SCA, as is ARCO, a subsidiary of L.C.&M.

3.3.5 GROUP TO WHICH THE COMPANY BELONGS

Lagardère SCA is the ultimate holding company of the Lagardère Group. See Group organization at December 31, 2000, page 30.

3.4 STOCK EXCHANGE INFORMATION

3.4.1 GENERAL

- Number of shares making up the capital stock at December 31, 2000: 137,573,338
- Number of shares listed on December 31, 2000: 137,573,338
- Listed : Paris Stock Exchange - Premier Marché - Deferred settlement system (*Système du Règlement Différé - SRD*).

3.4.2 DIVIDENDS, TRADING VOLUMES AND SHARE PRICES

DIVIDENDS PAID (IN EUROS)

Year of payment	Number of shares entitled to dividends	Net dividend (€ per share)	Tax credit (€ per share)	Gross dividend (€ per share)	Total dividends (€ thousands)
1996 (1)	84,524,581	0.46	0.23	0.69	38,657
1997 (1)	96,687,710	0.56	0.28	0.84	54,538
1998 (1)	118,593,649	0.67	0.33	1.00	79,550
1999	118,834,265	0.78	0.39	1.17	92,690
2000	**121,713,270**	**0.78**	**0.39**	**1.17**	**94,936**

(1) Euro translation of the exact amount in French francs.

DIVIDENDS PAID (IN FRENCH FRANCS)

Year of payment	Number of shares entitled to dividends	Net dividend (FRF per share)	Tax credit (FRF per share)	Gross dividend (FRF per share)	Total dividends (FRF thousands)
1996	84,524,581	3	1.50	4.50	253,574
1997	96,687,710	3.70	1.85	5.55	357,744
1998	118,593,649	4.40	2.20	6.60	521,812
1999 (1)	118,834,265	5.12	2.56	7.67	(1) 608,011
2000 (1)	**121,713,270**	**5.12**	**2.56**	**7.67**	**(1) 622,742**

(1) French franc translation of the exact amount in euros.

Any dividend not claimed within five years from the payment date lapses and is paid to the French Treasury.

TRADING VOLUMES AND CHANGES IN LAGARDÈRE SHARE PRICE (JANUARY 1997 - FEBRUARY 2001)

Source : SBF - Bourse de Paris

Month	Total shares traded	Average daily volumes	Total amount (thousands)	Average daily amount (thousands)	Opening price on last day of month	High for month	Low for month
			€	€	€	€	€
1997							
January	7,490,358	340,470	172,142	7,824.64	24.12	24.16	21.07
February	11,366,703	568,335	282,421	14,121.05	24.85	25.90	23.49
March	8,192,579	431,188	217,962	11,471.67	26.75	27.75	25.76
April	8,076,461	367,111	217,508	9,886.72	27.11	28.20	25.31
May	7,572,650	398,560	207,885	10,941.33	25.47	28.97	25.02
June	10,753,011	512,048	275,938	13,139.92	26.11	26.66	23.78
July	15,743,548	715,615	412,592	18,754.20	27.88	28.16	25.17
August	5,340,262	267,013	138,126	6,906.31	24.96	28.05	24.57
September	6,515,841	296,174	176,904	8,041.11	28.66	29.09	24.86
October	10,100,010	439,130	277,370	12,059.56	25.76	30.02	22.53
November	4,779,033	265,501	124,586	6,921.46	25.92	27.41	24.67
December	7,957,490	361,704	232,479	10,567.22	30.43	30.79	26.15
1998							
January	7,857,652	374,173	252,314	12,014.93	32.93	33.34	29.12
February	5,279,918	263,995	176,940	8,846.98	34.00	34.30	32.18
March	10,610,028	482,274	385,035	17,501.59	37.35	39.26	33.39
April	6,308,407	315,420	232,225	11,611.23	34.27	40.32	33.58
May	10,190,853	566,158	378,173	21,009.61	40.17	40.99	34.18
June	7,199,521	342,834	285,634	13,601.62	37.96	42.50	37.52
July	10,392,681	494,889	427,546	20,539.35	41.18	44.94	36.44
August	6,140,674	292,413	226,947	10,607.02	36.89	41.47	31.40
September	9,484,231	431,101	279,811	12,718.68	26.97	35.58	24.15
October	8,458,602	384,481	229,926	10,451.20	32.75	34.61	22.09
November	8,871,978	443,598	308,980	15,449.02	35.22	36.89	32.35
December	8,885,137	444,256	297,431	14,871.55	36.13	36.57	31.05
1999							
January	8,146,697	407,335	304,024	15,201.20	39.10	39.40	34.51
February	9,006,989	450,349	338,084	16,904.20	36.05	40.30	34.56
March	12,985,502	564,587	406,458	17,672.10	30.10	36.39	28.00
April	12,786,025	639 301	414,508	20,725.40	36.00	37.50	28.97
May	13,878,798	693,940	537,618	26,880.90	37.57	41.20	36.30
June	10,973,933	498,815	399,740	18,170.00	35.20	39.15	33.80
July	11,249,664	535,698	408,025	19,429.80	35.20	38.90	34.81
August	6,876,138	312,552	257,397	11,699.90	38.54	40.00	35.20
September	10,857,852	493,539	440,554	20,025.20	38.60	43.86	37.51
October	8,582,313	408,682	339,563	16,169.70	37.20	44.00	36.81
November	14,230,963	677,655	605,474	28,832.10	46.65	49.50	37.15
December	10,750,257	488,648	533,137	24,233.50	52.90	54.00	45.75
2000							
January	27,725,973	1,320,284	1,943,039.70	92,525.70	80.00	85.50	51.20
February	19,053,447	907,307	1,786,562.40	85,074.40	97.00	108.00	80.50
March	15,415,356	670,233	1,421,400.40	61,800.00	80.00	110.00	80.00
April	16,799,819	933,323	1,227,128.40	68,173.80	72.10	86.20	62.10
May	13,347,061	606,685	959,728.00	43,624.00	73.70	81.50	59.80
June	11,866,131	565,054	960,019.20	45,715.20	80.00	87.25	74.35
July	8,303,631	415,182	622,210.00	31,110.50	70.30	80.50	64.25
August	9,215,562	400,677	675,797.50	29,382.50	78.80	80.55	67.60
September	8,889,284	423,299	674,715.30	32,129.30	69.50	85.25	68.30
October	13,186,109	599,369	831,930.00	37,815.00	66.75	71.55	55.00
November	10,398,175	472,644	659,249.80	29,965.90	59.00	71.50	56.70
December	7,705,516	405,553	488,495.70	25,710.30	62.40	67.50	59.15
2001							
January	9,281,337	421,879	611,723.20	27,805.60	68.00	72.00	57.20

CONTENTS

4

4. INFORMATION ON LAGARDERE OPERATIONS

GROUP ORGANIZATION AT DECEMBER 31, 2000



Lagardère SCA
96% *
(*) 99.91% of voting rights
Banque Arjil
High Technologies
Lagardère Media
(2)
Automobile
15.14%
EADS
(1)
Airbus
Military
Transport Aircraft
Aeronautics
Space
Defense and
Civil Systems
Lagardere Active
99%
Lagardere Active Broadcast
(Europe 1 Communication)
27.4%
multiThématiques
100%
Lagardere Active Broadband
(formerly Lagardère.net)
34%
CanalSatellite
Book Publishing
100%
Hachette Livre
Print Media
100 %
Hachette Filipacchi Médias
Distribution Services
100%
Hachette Distribution Services
100%
Matra Automobile

(1) Indirect consolidation percentage.
(2) Companies listed below are held through Hachette SA, a wholly-owned subsidiary of Lagardère SCA.

Voting right and ownership interest percentages are identical.

4.1. DESCRIPTION OF THE COMPANY AND THE GROUP

4.1.1. GROUP STRUCTURE

4.1.1.1. RECENT HISTORY

Lagardère (known as MMB up to the end of 1992, then Lagardère Groupe until June 1996) was originally intended to unite, through asset contributions, all assets held by the Matra group in the media sector, prior to the French State's acquisition of an interest in Matra's capital in 1982. All the shares created in consideration for these contributions were immediately allocated to the then shareholders of Matra.

From this starting point, and following various transactions (contributions and acquisitions), Lagardère increased its interest in Marlis to 42.1%. Up to December 9, 1992, Marlis controlled over 50% of Hachette's capital stock.

As part of the privatization of Matra in 1988, Lagardère obtained 6% of Matra's capital stock. Thanks to additional share purchases, Lagardère owned 25% of Matra's capital stock at December 29, 1992.

The Group was substantially modified by the numerous significant restructuring transactions which took place at the end of December 1992.

These transactions may be summarized briefly as follows:

- Lagardère absorbed its parent company Arjil, which also controlled Banque Arjil & Cie, set up in 1987;
- Lagardère received by direct and indirect contributions shares in Matra (from Floirat, Daimler Benz and GEC) and Marlis (from Floirat, Crédit Lyonnais and Aberly, a subsidiary of Hachette);
- Matra and Hachette were merged;
- Lagardère adopted a new legal form, changing from a corporation *(société anonyme)* to a limited partnership with shares *(société en commandite par actions)*, and the by-laws were changed to reflect the new form.

Following these operations, Lagardère held 37.6% of Matra Hachette's capital stock.

The financial markets welcomed the above restructuring operations and this encouraged the Group to take a further step in the process of simplification and reinforcement of its structure. Lagardère, in a public exchange offer launched in February/March 1994, offered the shareholders of Matra Hachette an exchange of their shares for new Lagardère shares with share subscription warrants attached. As a result of this very successful offer, Lagardère held 93.3% of Matra Hachette's capital stock.

The substantial increase in the control of Lagardère over its subsidiary, which was the aim of the exchange offer, resulted in a reorientation of the bulk of stock exchange transactions to the Parent Company's share and confirmed Lagardère's leadership in the development of the whole Group.
This situation, characterized by the co-existence of two listed companies (Lagardère and Matra Hachette), one being the subsidiary of the other, caused problems in terms of both management and communication.

It was finally corrected in June 1996 when Matra Hachette was merged into Lagardère. This last step in the simplification of the group structure enabled the Group to give a clearer, stronger and better oriented image, and more efficient means of strengthening its financial structure.

At that time, the Group had ten different divisions (Defense, Space, Telecommunications and CAD/CAM, Automobile, Transit Systems, Book Publishing, Print Media, Radio Broadcasting and TV and Film Production, Distribution Services and Multimedia Grolier). Some of these activities have since been disposed of, re-sized or redeployed.

From 1996 onwards, Defense was merged with British Aerospace Dynamics; in 1998 the Transit Systems division was disposed of; in 1999 the Group withdrew from "public switching" and "cellular terminals" activities within the Telecommunications and CAD/CAM division. Then, High Technology business activities were brought together into a single company, called Matra Hautes Technologies, which merged with Aerospatiale to form Aerospatiale Matra. Lastly, on July 10, 2000, this reorganization process culminated in the integration of Aerospatiale Matra, DaimlerChrysler Aerospace AG (DASA) and Construcciones Aeronáuticas (CASA) giving rise to EADS N.V. (European Aeronautic Defence and Space Company — EADS) (see pages 33 and 45).

In the field of the media, starting in 1999, the Lagardère group disposed of certain non-strategic assets (Outdoor Display, Grolier Inc.), and took 100% control of the Film and television production business (Europe 1 Communication) and the Print Media business (Hachette Filipacchi Médias). At the beginning of 2000, two critical strategic alliances were finalized, one with the Canal + group and the other with Deutsche Telekom in the field of new digital media.

4.1.2 OUTLINE OF THE GROUP'S STRATEGY

The Group's landscape was profoundly altered by major events at the beginning of 1999, events that were presented in last year's Reference Document.
Lagardère is today a media group with a strategic shareholding in EADS (European Aeronautic Defence and Space company) and total control of an automotive business.

In the field of the **Media**, Group Lagardère's ambition is to capitalize on its major advantages – international presence, strong brand names (Elle, Première, Europe 1, Hachette), control of content publishing (audiovisual and the Internet), and world leadership in the businesses of consumer magazines and press distribution – in order to consolidate its presence and performance in all the major sectors related to the publishing and distribution of contents. Over the past few years, considerable efforts have been directed towards digitizing audiovisual contents. These efforts will allow the Group to become a major player in the syndication of contents for multiple media. The agreements signed in 2000 with the Canal Plus group and Deutsche Telekom/T-Online are in line with the Group's consolidation in the fields of digital television and contents.

The alliance between Lagardère and Canal Plus, signed in January 2000, provides access to the Group's contents and brands through high quality digital, international distribution, plus interactive services. Canal Plus and Lagardère have pooled their skills and experience in terms of programming, technological and interactive expertise, European distribution, and have also pooled their international brand portfolios. Three subsidiaries jointly-owned by Lagardère and the companies in the Canal Plus group were created, oriented towards the publishing and distribution of contents produced from editorial rights belonging to Lagardère, covering Lagardère's preferential domains such as the world of women (fashion and beauty), education, music, travel, cars and "people".

In February 2000, Lagardère and Deutsche Telekom signed a strategic global agreement concerning the merger of their respective Internet service providers, Club Internet and T-Online. Under the terms of the agreement, T-Online and Lagardère will examine the opportunities for cooperation in all the countries T-Online is expanding in. This operation enables

Lagardère to capitalize on T-Online's European leadership to increase audiences to its major brand-based websites and, more generally, to concentrate efforts on its core businesses: the publishing (theme portals) and distribution of digital contents.

On May 11, 2000, Lagardère launched a Public Exchange Offer for the shares of its subsidiary Hachette Filipacchi Médias[1]. This operation will allow Lagardère to provide Hachette Filipacchi Médias in the future with the operational and financial resources to enable it to intensify the penetration of its high-recognition brands, today mainly distributed in the form of magazines. The public bid for the shares of Europe 1 Communication, in April 1999, served the same purpose. The Group now has total control of its leading subsidiaries in each of its core business, which facilitates the generation of cross-company synergies.

Having acquired or consolidated these strategic advantages in the course of 2000, Lagardère can now focus on three priorities for 2001: accelerate international expansion, especially in Europe, the United States and Japan; generate synergies between the Group's core businesses by promoting the flagship brands; and become a major player in the field of television.

In this area, the launch of digital terrestrial television in France and several other European countries represents a significant opportunity for Lagardère to develop its business activities in the field of television. The Group is already actively preparing a number of projects with a view to the French television regulation authority's forthcoming call for tenders concerning digital terrestrial television.

These concerted efforts will confirm the Lagardère Group's position as one of the forerunners in the media sector.

(1) See details of this operation on page 40.

In the **High Technologies** business, the fundamental objective was horizontal European integration: this objective has been met, in the first instance, by a grouping together of national players (Matra Hautes Technologies contribution to Aerospatiale), followed by European players (the merger of Aerospatiale Matra with the German group DASA and the Spanish group CASA, forming EADS).

These two mergers both indirectly enabled Aerospatiale Matra, then EADS to increase business volumes considerably, and should also enable operating profits to more than double in the near future, from 4% of sales in 1998 (pro forma figure for Aerospatiale Matra), to 10% in 2004 for EADS.

As a result, with sales of around € 24 billion, EADS comes into existence as one of the three largest aeronautics and defense groups in the world, providing Europe with the capacity to compete with the United States. The extensive reach of the three partners' combined business activities provides EADS with the capacity to compete effectively with Boeing (civil aviation), Lockheed Martin (military aviation) and Raytheon (missile systems).

On the strength of its European installations and competencies spread throughout Europe, EADS can also draw on the resources of an adequate financial market, since the shares making up its capital are listed in Paris, Frankfurt and Madrid.

In a spirit of equitable cooperation with the partners, Lagardère firmly intends to continue to play a decisive role in the management and strategy of the new company. Three factors - the critical size of EADS on a global level, along with the forecast improvement in operating results achieved through synergies, and the increased market liquidity offered by its quotation on three different stock exchanges - underlie Lagardère's optimism concerning the significant increase in the value of their investment that shareholders can look forward to in the years to come.



4.1.3. PRESENTATION OF OPERATIONS

4.1.3.1. LAGARDÈRE MEDIA

This business segment comprises the "Lagardere Active", "Book Publishing", "Print Media" and "Distribution Services" divisions.

Share in 2000 consolidated sales

in percentage


Lagardère Media
59 %
2000

Contribution to consolidated sales - 1996-2000

in billions €


5
5.7
6.4
6.9
7.2
1996
1997
1998
1999
2000

Contribution to consolidated operating income - 1996-2000

in billions €


0.20
0.23
0.24
0.28
0.32
1996
1997
1998
1999
2000

	1996	1997	1998	1999	2000
Contribution to consolidated sales (in millions €)	5,042	5,738	6,360	6,873	7,203
Contribution to consolidated operating income (in millions €)	197	227	234	282	323
Number of employees (1)	22,780	23,027	28,487	28,500	26,884

(1) In the years 1996-1998, employees of all companies in the division are included on a 100% basis.

LAGARDERE ACTIVE

Lagardere Active comprises the following two entities: Lagardere Active Broadcast, and Lagardere Active Broadband, as well as the shareholdings in CanalSatellite and multiThématiques.

The American company Grolier Inc. was disposed of in June 2000 for US$ 400 million. This operation was part of the policy of disposing of non-strategic assets that Lagardère Media announced at the beginning of 2000. The gain realized on the disposal helped Lagardere Active finance the development of its digital business activities.

Lagardere Active Broadcast (1)

Lagardere Active Broadcast comprises the business activities of **Film and television production, Radio broadcasting** and **the sale of advertising airtime.**

Film and television production is a major development sector for Lagardere Active Broadcast, and is now divided into two main business activities: "Theme channels and interactive services " and "Production and distribution".

The partnership agreement signed in 2000 with the Canal + group has been the driving force behind the expansion of the "Theme channels and interactive services" component. This agreement was presented

(1) Europe 1 Communication

in detail when it was signed in January 2000. The major lines of the agreement were:

- acquisition of a 34% interest in CanalSatellite [1], for a total of € 870 million, of which € 96 million was paid in the form of Lagardère SCA shares;
- Europe 1 Communication acquired a 27.4% interest in multiThématiques [1], for € 230 million;
- Canal + increased its shareholding in Lagardère Thématiques to 49%.

These two businesses are today handled by three operational entities: Lagardère Thématiques, Lagardère Images and Lagardère iTV.

Lagardère Thématiques controls the music channels (MCM, Muzzik, MCM International and MCM Africa), the children's channel, Canal J, and the new TiJi channel for the under sevens.

Lagardère Images controls Lagardère Thématiques, and is also a shareholder in La Chaîne Météo and the health channel "Santé Vie".

Lastly, Lagardere Active iTV [2], which specializes in the publishing of interactive services for the television channels, offers five new services on Canal Satellite and is also involved in publishing interactive services distributed on foreign platforms (Car&Driver service on Echostar, the number two satellite package in the United States). Along with CanalSatellite, Lagardere Active iTV acquired a 48% interest in "Le Journal de Chez Vous", an interactive local news and convenience service available on cable and satellite.

In addition to the development of new channel projects, the Group's priority in 2001 will be to prepare its digital terrestrial television offer. Several European countries are currently implementing digital terrestrial television networks, providing the Group with an opportunity to gain a position as reference in the field. In this respect, the Group's international brands, control of all aspects of the publishing of digital and traditional contents, and its partnership with the Canal + Group are powerful assets.

(1) See inset on page 36.
The Canal+ Group holds the remaining share of CanalSatellite. The other shareholders in multiThématiques at December 31, 2000 were: Canal + (27.42%), Liberty Media (27.42%), Havas Images (9.09%) and Caisse des Dépôts (8.64%).
(2) This company is part of Lagardere Active Broadband.

The "*Production and distribution*" of programs division achieved 10 of the 25 best television audience ratings in France, for all channels and all programs taken together. This was mainly due to the success of *Les Misérables* and *Julie Lescaut.* In 2000, the companies GMT, DEMD, Image & Compagnie, Les Films d'Ici, 13 Production, Léo Productions and Studio 1 produced over 300 hours of programs.

In the course of the year, the Group took control of JLR Productions (*Saga, Célébrités*) and founded Maximal Productions.

In the field of television program distribution, top-ranking Europe Images International has over 7,000 hours of television programs available and achieves more than half of its business outside France.

The Group's program archives are assets that will be put to use in 2001 for the creation of a number of theme channels geared to the deployment of digital terrestrial television, within the framework of strictly controlled budgets.

The **radio broadcasting** division is enjoying a favorable economic context, and for the past two years has benefited from a 10% average annual growth in the advertising market. Growth nonetheless slowed perceptibly over the second half of 2000.

The Europe 1 radio station performed well in 2000, with audience ratings reaching 11.5% in the last Médiamétrie survey for November-December 2000. This result was achieved in spite of FM coverage that remained inadequate.

The Group's music radio stations, Europe 2 and RFM, were forced to respond to fierce competition by adapting their offer to match audience expectations.

Following withdrawal from Turkey and Asia, Europe Development International, which operates fifteen radio stations in eight countries, is refocusing on operations in Eastern Europe.



In the field of **advertising airtime sales,** 2000 was a time of vigorous growth for Lagardere Active Publicité (formerly Europe Régies), which extended its field of activity to offer advertisers airtime on television, in addition to radio (Europe 1, Europe 2, RFM, Skyrock, BFM, and other independent and motorway radio stations).

Through a new team of television professionals in place for a year now, Lagardere Active Publicité offers advertisers airtime on the RTL 9 channel and on some of the Group's theme channels: Santé Vie, MCM and TiJi today, Canal J and La Chaîne Météo from 2001, upon renewal of advertising contracts. The recognized competence of this team also gained the confidence of the AB Group, for the commercialization of airtime on RTL9 and other theme channels. These developments have propelled Lagardere Active Publicité to the forefront in airtime advertising sales in France.

multiThématiques

multiThématiques is Europe's leading broadcaster of theme channels, with 30 channels including Planète, Canal Jimmy, Cinécinémas, Cinéclassics and Seasons. The company posted sales of € 142 million in 2000, an increase of 20% compared to the previous year.

The company continued its European expansion throughout 2000, with the launch of 5 new channels, including Planète in France, Cinécinémas in the Benelux countries and Scandinavia, Seasons in Poland and the small ads channel Wishline, the first European digital channel available unencrypted.

The end of the year marked a new phase in multiThématiques' international expansion, with the November 2000 acquisition of the Brazilian channel Eurochannel, likely to constitute the first step in development on the South American market.

CanalSatellite

Against a background of increased competition, in 2000 CanalSatellite confirmed its leading satellite package position in France. The basic offer boasted 1.6 million subscribers by the end of the year, with an increase in the average subscriber portfolio of over 16% compared to the previous year. In terms of winning new subscribers, CanalSatellite achieved an average market share of 56%, which increased further towards the end of the year, reaching almost 62% in the last quarter.

The optional parts of the package also performed well: Grand Spectacle attracted more than two-thirds of CanalSatellite's total number of subscribers. The Découverte and Seasons options that concern respectively close to 12% and 7% of subscribers also attracted more subscribers than expected over the course of the year.

The program offer was enhanced by the addition of new channels: France 2, France 3, Santé Vie, TV Breizh, Motors TV, Club Télé Achat and Allo Ciné Télévision which were incorporated into the basic service offer, and the optional TiJi.

The service provided to subscribers was also enhanced through the development of new interactive services: new games available on CanalSat Jeux, home banking services, home betting with the bookmaker's application, as well as five new practical services developed by Lagardère (Elle à table, Elle Astrologie, Auto-Moto, Parents, Première).

Global sales amounted to € 602 million, an increase of 21% over 1999. This growth enables CanalSatellite to move into profit for the first time in 2000, with net income before tax of € 17.5 million.

Lagardere Active Broadband

Lagardere Active Broadband (formerly Grolier Interactive Europe) develops and co-ordinates the Internet and new media activities of Lagardere Active. It comprises a dozen companies employing 500 people.

Following the disposal of Club-Internet, 2000 was a year of refocusing on three main business activities: **the publishing of theme programs, consulting and services to digital players and companies, and e-commerce.**

The disposal of Club-Internet (1) within the framework of an industry partnership with T-Online, the leading European ISP, enabled Lagardere Active Broadband to become the preferential international partner of T-Online for the supply of theme programs and services.

In terms of **the publishing of theme programs,** Lagardere Active Broadband (EuropeInfos.com, Pariscope.fr, Première.fr, ELLE.fr, Atout Clic, etc.) covers some major fields that the Group's conventional media already master perfectly: entertainment, information, education, women, convenience services, etc.
In 2000, efforts were focused on producing adaptations of these theme programs for new media such as the Web, WAP, interactive television, CD-rom, digital personal assistants, etc. Lagardere Active Broadband is already the market leader for mobile telephone and interactive television services, with over 30 services available from Plurimédia.

Hachette Multimédia, publisher of digital contents for young people and schools, signed a number of international license agreements for its titles (United States, Germany, United Kingdom, etc.), and has become co-leader of the school support market through its CD-rom collection "Atout Clic". Since the end of 2000, Hachette Multimédia and all the digital activities related to the "education/youth" field have been brought together into Lagardere Active Education.

In a particularly favorable market context, **consulting and services for digital players and companies** business activities became a major vector for growth. Le Studio (formerly Le Studio Grolier) doubled sales revenue in 2000, under the dual impact of customers' budget increases and a growth in demand, especially in the fields of interactive television and mobile telephones.
The positioning of Le Studio is evolving towards an "e-services company", proposing a global, multiple media offer (design and production, relational marketing – one to one, loyalty –, developing traffic, e-commerce).

In addition to a large number of productions for Lagardère and Club-Internet, Le Studio's main customers in 2000 included Accor, Crédit Agricole, Groupama, Guerlain, McDonald's, Noos and Piaget.

Founded in 2000, Plurimédia syndicates exclusive contents commercialized on Internet sites and portals, and through interactive television and mobile telephone operators. Listed products combine Lagardère contents and those of partners. Plurimédia is the market leader for local convenience services (theaters and shows, Hachette Tourisme, La Chaîne Météo, etc.). The company works for the three mobile telephone operators and major portals including Wanadoo, Voilà, Yahoo! and T-Online.

Medianet Technologies was acquired in 1999, and positions itself as an "application service provider" for interactive services (diaries, forums, mailing lists, email, etc.). The company's main customers in 2000 included M6Net, Société Générale, BNP, Club-Internet, etc.

(1) In return for 69.6 millions shares in T-Online, representing 6% of this company's capital at the time of the transaction



Lagardere Active Broadband's **e-commerce** business increased rapidly in 2000. The business is organized around two main components: Digitall.fr for the general public, and FranceCD for BtoB.

Digitall.fr is a multiple media mail order distributor (Internet, catalogs, interactive TV, WAP) of products including multimedia, DVD, games and Audio CDs, in a *highly competitive business sector. France CD* is a "wholesaler" for major websites selling cultural/leisure goods (Amazon.fr, Alapage.com, etc.) and retailers throughout France.

In 2001, the main priorities of Lagardere Active Broadband can be summed up in three words:

- *International,* through Le Studio, Lagardere Active *Broadband is poised to achieve simultaneous* presence in several countries, with the aim of becoming a leading player in Europe, particularly in interactive television;
- *Multiple media,* as Lagardere Active Broadband continues to adapt its contents for all the new media, the Internet, mobile phones and interactive television;
- *High speed access,* a field in which Lagardere Active Broadband is already developing programs in order to adapt them to the new possibilities available.

BOOK PUBLISHING

Hachette Livre publishes educational, reference, general culture and leisure books for a wide public in France, Spain and the United Kingdom. As well as being a firmly established leader across the editorial spectrum, it is also a major force in sales and distribution.

In France, the book publishing market enjoyed a boost in already sustained growth in 2000, while all over the world the publishing sector continued to take advantage of its capacity to create and produce "contents" designed to supply the various distribution media that technology invents. This puts the sector *in a strategic position with respect to the dynamic* re-structuring of the communication industries.

2000 saw the completion of the AOL-Time Warner merger, while in France, the family-owned publishing group Flammarion was bought by Italian publisher Rizzoli.

Against this background, Hachette Livre's previous strategy decisions placed the company in an excellent position to meet forthcoming major challenges:

- the challenge of achieving growth and increasing market share in buoyant sectors of publishing such as education, youth and illustrated books,
- the challenge of adapting editorial content for multiple channels (part-works, mail order) and multiple media (from paper to digital),
- the challenge of expanding abroad through a policy of co-editing, or even co-creation, as well as the implementation of synergies with Orion and Cassell in the United Kingdom.

The United States and the United Kingdom markets remained buoyant throughout the year 2000: retail sales increased by 5% [1], and the major players took up positions on the strategic segments of emerging digital technology. In March 2000 Pearson and AOL formed an alliance in the on line education sector, while in April, Pearson acquired Dorling Kindersley.

In France, book publishing enjoyed growth that was far superior to the previous years, on segments such as youth and illustrated books, with sales of 600,000 copies, unheard of in recent years, for titles such as "*Harry Potter*" and "*La Terre vue du Ciel*". The last quarter saw people flocking to bookshops, where sales experienced spectacular growth.

In this context, Hachette Livre took advantage of its evenly distributed presence across the segments, and increased its market share in Education, Youth, Tourism and General Literature.
At the same time, part-works continued to enjoy increasing success both in France and abroad.

Concerning the regulatory environment in France, book publishing profited from statutes regarding photocopying, while a possible solution to the problem of free lending was tentatively approached. And it is unlikely that the single pricing policy will be called into question, for the French public authorities re-stated their determination to preserve the fundamental balance in the publishing landscape.

In the United Kingdom, Orion and Cassell were able to generate synergies with the other publishers within the Group, particularly in illustrated books. In the second half of the year, Orion launched the "*Beatles*" album, which was well received by the British public.

Lastly, in Spain, Salvat enjoyed steady growth in its business activities, particularly in the encyclopedia sector.

In 2000, innovation at Hachette Livre was directed at both editorial contents and the way the company operates, taking into account the full implications of the digital revolution: digitization of contents, transformation of the creative process and management methods. These operations have provided Hachette Livre with the capacity to become a major player in book publishing in all the new business segments.

Regarding editorial contents, the Group entities continued to uphold creativity as the cornerstone of their business, as demonstrated by the launch of a new practical, cultural collection called "*Phare*".

In 2000, Hachette Livre's business activities were consolidated by a number of operations, including the acquisition of a How-to publishing house in Poland, and, on January 1, 2000, the addition of Albin Michel to the list of publishers distributed by Hachette Livre.

In an environment typified by rapidly changing models, Hachette Livre must respond to the expected changes in its businesses in terms of creation, all forms of distribution, and even internal organization.

The company's main strategy for 2001 is to adapt its offer for all the media that match the expectations of the reading public, in cooperation with the appropriate companies in Lagardère Media.
In 2001, two new applications of this strategy will be implemented: one in the field of Tourism, with the *Guide du Routard*, and the other in the field of Education with the announced opening of a major Education portal.

(1) *Source : Book Track Plus T.N.S.*



PRINT MEDIA

Hachette Filipacchi Médias (HFM) publishes over 200 titles in 33 countries, selling more than 700 million copies worldwide each year. More than half of all sales are achieved outside France. It is the no. 1 magazine group in France and the leading non-American magazine publisher in the United States. HFM is also an important publisher of regional daily newspapers in France.

On May 11, 2000, Lagardère launched a public exchange offer for the shares of its subsidiary Hachette Filipacchi Médias. Shareholders of Hachette Filipacchi Médias were offered 11 Lagardère shares for 10 Hachette Filipacchi Médias shares. The offer was highly successful, and allowed Lagardère to increase its interest in the subsidiary from 66.8 to 98.13%. In August 2000, a final purchase offer for the remaining minority interests gave Lagardère 100% control over Hachette Filipacchi Médias.

In the course of 2000, Hachette Filipacchi Médias met the objectives it had set itself, which were:

- increase operating income;
- acquire new growth engines, such as photo agencies, and the creation of new magazines on the emerging markets;
- continue refocusing the Group's activities on magazines.

2000 was marked by growth in advertising markets, both in Europe and in the United States. Newsprint prices remained stable during the first half of the year (except in the USA) and then rose towards the end of the year. Exchange rates were more favorable than in 1999, against a background of rising interest rates.

Advertising revenue from **magazine publishing in France** and **space sales** increased more than the market average. The continued increase in subscription sales partially offset the drop in copies sold on newsstands, a trend that is specific to the French market, particularly in the television magazine sector.

The Group's dynamic growth was particularly evident in the women's magazines sector, where the leading advertising medium in the French magazine press, *Elle*, once again increased its market share.

Men's magazines also performed well, with *Entrevue* increasing its distribution by over 10%.

The general interest magazine sector recorded excellent performance levels in terms of circulation, especially *France Dimanche* and *Ici Paris*.

Lastly, the Group's innovative and creative talents were given expression through the launches of *Isa, Bon Voyage* and *Maximal*, and through the acquisition of a 50% interest in the Bonnier group, who publish three magazines on home decoration and lifestyle.

With the rapid extension of the image culture, photographs are being used more and more as vehicles of communication. Synergism with magazines, who themselves consume large volumes of photographs and hold extensive archives, led the **Photos** division of Hachette Filipacchi Médias to invest in this sector by acquiring the Gamma group at the end of 1999. This policy was continued in 2000 with the acquisition of strong brands in France and elsewhere. These new acquisitions ensure Hachette Filipacchi Médias' presence on all the market segments.

In the field of **magazine publishing abroad,** in 2000 Hachette Filipacchi Médias published 157 magazines in 32 countries, based on brand networks (*Elle, Elle Déco, Elle à Table, Première, Car&Driver,* etc.) and local titles (*Gente, Woman's Day, Diez Minutos,* etc.).

2000 was a year in which advertising increased in all countries, but there was a clear trend towards stable circulation figures. The work initially undertaken when Rusconi (Italy) and Fujin Gaho (Japan) were acquired in 1999 continued in 2000. At Rusconi, the weekly magazines were given a boost, and the monthly magazines were extensively revamped; at Fujin Gaho, general organization was revised in-depth, leading to a significant reduction in overheads. In parallel to these restructuring operations, seven new magazines were launched, and three were taken out of circulation.

This activity is being developed by extending and adapting (merchandising, the Internet, etc.) these brand networks, and through acquisitions that will enable the Group to strengthen its leading worldwide position in "consumer" magazines.

In France, the circulation of **regional daily newspapers** was stable, rewarding the efforts undertaken by the Group in this field, while advertising revenue continued to increase in the course of the year.
Profit margins in this division are improving significantly, due to the considerable cost reductions achieved and to the increased sales from weekly supplements inserted into daily newspapers.

For the **new media and associated products,** 2000 was marked by the development of merchandising in Europe and increased license fees in Asia. There was also a brisk increase in the Internet business, in cooperation with the companies in Lagardere Active.

In **printing,** the announced withdrawal from the industry sector led to the disposal of Heliocolor, in Spain, in the course of the year.

Hachette Filipacchi Médias' principal objective for 2001 is to achieve an operating margin of 10%, mainly through cost reductions and the active management of the range of magazines published.
The Group will also continue to apply its program of disposals, which mainly concerns printing activities.
Lastly, all available development opportunities will be seized for the launch of new magazines or for external growth operations whenever this is justified by complementarities with existing magazines.

DISTRIBUTION SERVICES

The privileged partner of publishers, but also of all its customers in the entire distribution chain, including the consumer, Hachette Distribution Services (HDS) is the leading press distributor of national as well as international dailies and magazines.
Through its core businesses, press distribution and press retailing, which represent respectively 55% and 45% of sales, HDS pursues its vocation as a specialized distributor of press media and books, products that account for 73% of total business volumes. HDS has operations in sixteen countries in Europe and North America, and 72% of sales are generated outside France.

In 2000, sales increased by 13% in current French francs, or 9% at constant exchange rates, driven by both organic growth and acquisitions in its core businesses.
The **press distribution** business continued to grow, with:
- an 11% increase in sales in Belgium, achieved by a strengthening of market positions and business diversification;



- concrete achievements in Hungary, expressed as a 20% increase in sales;
- a return to business growth in the United States, which showed an increase of over 4% at constant exchange rates (20% at current rates).

The emphasis in the **press retail** network continued to be placed on innovation and service content, while the development strategy focuses on two store formats:
- sales points in transit areas (airports, railway and subway stations): the Relay concept;
- multimedia bookstores specialized in books, compact discs, videocassettes, CD-ROMS and stationery, structured around Extrapole.

At the start of 2000, the launch of Relay, the new international press retail store concept for passengers in transit areas, was a major step for HDS' press retail business. In the course of the year, the concept's geographic network was extended through the opening of new stores in the three main airports in Portugal. With over 1,000 stores in eleven countries and 2,500 employees, Relay has the largest international network of stores retailing cultural leisure products in airports and subway and rail stations, effectively placing HDS in leading position in transit areas.

Consolidation of the press retail network continued in 2000 with the development of business in Germany, Poland, the Czech Republic and in North America, especially through the establishment of Relay at Newark airport (New Jersey).

The Extrapole group – the specialist in retailing cultural leisure products acquired by HDS in 1998 – showed sales growth of 39% (30% for stores operating under the Extrapole banner) and opened two new stores in France in the course of the year.

Also in 2000, HDS disposed of its city center and shopping mall convenience stores retailing reading materials and stationery, representing around 30 stores. This disposal is part of the Group's global strategy of concentrating investments on transit areas and multimedia bookstores.

HDS strengthened its position in retail selling in airports following the acquisition in August of Duty Free Associates (DFA), a subsidiary of the Saresco group. DFA achieves annual sales of FRF 1.3 billion and employs 650 people. The company manages shops under franchise agreements in Charles de Gaulle and Orly airports in Paris, and Saint-Exupéry airport in Lyons.

In 2001, Hachette Distribution Services intends to maintain the steady growth of its core businesses, while penetrating new markets through acquisitions or organic growth.
HDS will continue to develop on its traditional markets of Western Europe and North America, but will also be looking towards Asia/Oceania, and Central and Eastern Europe.

2001 will also see the realization of one of HDS' diversification projects in the distribution business. HDS is the leading shareholder in Zendis, whose ambition is to become a true quality standard for consumer services in the delivery of mail orders, and carve itself a major position in e-distribution. Zendis will draw on its expertise in the management of logistics flows, and on a European network of delivery points, in order to offer a global, dependable, integrated service matching the expectations of both remote sales players and end consumers.



4.1.3.2. AUTOMOBILE

Share in 2000 consolidated sales

in percentage


Automobile
10%
2000

Contribution to consolidated sales - 1996-2000

in billions €


0.6
1.1
1.1
1.1
1.2
1996
1997
1998
1999
2000

Contribution to consolidated operating income - 1996-2000

in billions €


0.008
0.063
0.077
0.070
0.071
1996
1997
1998
1999
2000

	1996	1997	1998 (1)	1999	2000
Contribution to consolidated sales (in millions €)	565	1,141	1,123	1,143	1,183
Contribution to consolidated operating income (in millions €)	8	63	77	70	71
Number of employees	3,587	3,575	2,860	3,319	3,329

(1) Figures for 1998 do not include Matra Transport International (deconsolidated as of January 1, 1998). Figures for 1996-1997 include Matra Transport International.

The third generation Espace, designed and manufactured by Matra Automobile, boasts a number of innovations compared to the previous model, in terms of both customer service and technology. Commercialized since the end of 1996, for the past three years the Espace has had the highest number of registrations in its segment, beating around a dozen rival makes. In 2000, Matra Automobile sold 68,498 vehicles, making this its best year for the second time since the record year in 1999.

The European automobile market experienced a 2.2% overall fall in business in 2000 compared to the excellent year in 1999. The luxury minivan segment declined significantly in 2000, with a drop of 17%. The market had experienced two-figure growth from 1996 to 1998, with the arrival of the third generation Espace and seven new rival makes. In 2000, no completely new products were introduced; on the contrary, one rival make was withdrawn. In addition, some customers are now turning to small minivans, such as the Renault Scenic, the Citroen Picasso and the Opel Zafira.

In contrast to this situation, the Espace once again increased its market share in 2000, totalling 24% of luxury minivan registrations in Europe, compared to 22% in 1999 and 20% in 1998. For France alone, the market share is 48%, as in 1999.

France is still the country that buys the highest number of Espace, or 44% of production, but the vehicle is distributed throughout Europe through the Renault dealership network. The second largest market for the vehicle is Germany, with 18% of production, followed by Belgium with 8%, the United Kingdom 7%, and Austria 5%.



In 2000, the company's operating income was similar to that of 1999. This apparent stability is actually the result of opposite trends. Results of operations benefited from the enhanced product mix of the Espace (options, versions) and productivity gains. Part of these gains however was passed on to the customer, through the Renault network, to sustain volumes. Furthermore, development costs related to the Avantime weighed heavily on the results.

In parallel with the production of the Espace, Matra Automobile is continuing to prepare the way for other products. The development of the Avantime, a vehicle produced in cooperation with Renault, continued in 2000. The first prototype vehicles were assembled in 2000 on the assembly lines at Romorantin in France. The car was presented at the Paris Motor Show, where it was very well received. In order to position the vehicle on a level of quality worthy of a top-of-the-range strategy, the industrialization and perfecting of the product will continue up to the scheduled commercialization of the vehicle at the end of 2001.

2000 was also a busy year for design studies and development, and new car concepts, in co-operation with other manufacturers. New distribution methods are also under discussion. One such concept was unveiled by Matra Automobile at the Paris Motor Show in 2000. This was the "M 72", a lightweight two-seater that is positioned between the motorbike and the car, and which can be driven by 16 year-olds in France and in other European countries.

The company also pursued its strategy of diversifying its offer by proposing new services to other car manufacturers. These services include the design and manufacture of spare parts in composite materials.

Forecast demand for the Espace in 2001 is slightly down on 2000, which is a normal trend for a product in the fourth year of its lifecycle. The production of both vehicles, the Espace and the Avantime, taken together should add up to a similar volume to that of 2000.

Matra Automobile will continue to focus on forging and developing partnerships for new vehicles, to be commercialized after the Espace.



4.1.3.3. HIGH TECHNOLOGIES

Share in 2000 consolidated sales

in percentage


High Technologies
31 %
2000

Contribution to consolidated sales - 1996-2000

in billions €


3
3.2
3.2
4.3
3.8
1996
1997
1998
1999
2000

Contribution to consolidated operating income - 1996-2000

in billions €


0.20
0.32
0.34
0.16
0.17
1996
1997
1998
1999
2000

	1996	1997	1998	1999 (1)	2000 (2)
Contribution to consolidated sales (in millions €)	2,979	3,156	3,197	4,257	3,806
Contribution to consolidated operating income (in millions €)	198	322	343	159	166
Number of employees (3)	20,589	19,401	17,752	17,287	13,459

(1) Aerospatiale Matra included on a 33% basis. Figures for 1996-1998 include Matra Hautes Technologies on a 100% basis.

(2) Aerospatiale Matra included on a 33% basis for the first half of 2000 and EADS on a 15.14% basis for the second half-year; figures for 1996-1999 are therefore not comparable.

(3) In the years 1996-1998, employees of all companies in the division are included on a 100% basis.

The decisions taken at the end of 1999 by the French government, Lagardère SCA, DaimlerChrysler and the Spanish government (via the holding company SEPI), led to the merger of Aerospatiale Matra (ASM), DaimlerChrysler Aerospace AG (DASA) and Construcciones Aeronáuticas (CASA), in order to create a single corporation called EADS N.V. (European Aeronautic Defence and Space Company — EADS).

The process by which EADS was constituted as an operational, independent company was described in detail in Lagardère's Reference Document for 1999. This process was completed on July 10, 2000, when EADS N.V. was listed on the Paris, Frankfurt and Madrid stock exchanges.

The legal sequence of the various operations in the setting up of this new group, details of which are given in last year's reference document, produced the structure shown in the organizational chart of EADS given on page 47.

The organization of the new group was implemented in strict compliance with the founding principles of EADS. This is to say:

- *Principle of parity*

- The structure of the controlling body: this principle of parity is expressed at the level of the French holding company, a limited partnership with shares called Sogeade. Sogeade is jointly owned (50-50) by Sogepa (belonging to the French government) and a company called Désirade (in which Lagardère currently holds a 74% interest, the remaining 26% belonging to French financial institutions - BNP-PARIBAS, AXA; however contractual arrangements have already been made for the transfer of this remaining interest to Lagardère in July 2003).

The principle of parity is also expressed in the form of a "Contractual Partnership" (a Dutch legal entity without corporate personality), which has been entrusted with the exercise of the voting rights of



Sogeade, DaimlerChrysler and SEPI in the shareholders' meetings of EADS, in compliance with the shareholders' pact, and in which Sogeade and DaimlerChrysler have strictly identical interests.

- At managerial level: on the board of directors of EADS, Sogeade has four directors, appointed upon proposal by Lagardère. DaimlerChrysler has the same number of directors. The board also has two independent members, one nominated by Sogeade and the other by DaimlerChrysler, and a further member representing SEPI.

The board of EADS, which is responsible for devising the Group's strategy, is presided over by two Chairmen, respectively Jean-Luc Lagardère and Manfred Bischoff, with executive management entrusted to CEOs on the same parity principle, respectively Philippe Camus and Rainer Hertrich.

Decisions are taken with a majority of seven members out of eleven. All important decisions relating to EADS therefore obligatorily require the joint agreement of Sogeade and DaimlerChrysler, with the sole exception of decisions involving a major change in the industrial plan of CASA which must, in addition, be approved by the member appointed by SEPI (whose term of office will end on July 1, 2003).

• Principle of consistency

- In compliance with the wishes expressed upon the founding of the company, EADS has only one General Management (even though the function is performed by two CEOs), only one Financial division, only one Strategy division, etc.

- The Executive Committee of the EADS Group, which is jointly responsible for the executive management of the group along with the two CEOs, comprises 11 members, 5 of whom are French, 5 German and one Spanish.

Thus Lagardère has substantial rights, at all levels in the controlling bodies of EADS, guaranteeing first-rate access to the management of the new group. The new structure therefore combines these two principles: the principle of parity, providing a protection of Lagardère's prerogatives, and the principle of consistency, providing effective management.

The stability of EADS' control is ensured by a principle of temporary solidarity within the Contractual Partnership: no shareholder (except the French government and SEPI) can sell his EADS shares (whose voting rights are exercised by the partnership) before July 1, 2003. From this date, EADS shares will be freely transferable on the market, subject to a pre-emption right between the French holding company and DaimlerChrysler.

EADS N.V. shareownership


French State
SOGEPA
Lagardère
Istroise de Participations (BNP PARIBAS and AXA)
Spanish State
DaimlerChrysler
93.83 %**
74 %
26 %
Désirade
100 %
DCLRH
50 %
100 %
50 %
SOGEADE
SEPI
DASA
244,447,704 shares, or 30.29 %*
44,690,871 shares or 5.53 %*
244,447,704 shares or 30.29 %*
Contractual Partnership (managed by EADS Participations B.V.)
533,586,279 shares or 66.11 %*
22,227,478 shares or 2.75 %*
2,748,681 shares or 0.34 %*
EADS N.V. Capital stock: 807,157,667 shares*
248,595,229 shares or 30.80 %*
General public and employees

** Ownership percentages:*
- following the increase in the capital of EADS N.V. resulting from the July 13, 2000 IPO and the September 21, 2000 share issue reserved for employees.
- as a result of the non-exercise of the over-allotment option granted to the underwriters in the context of the initial public offering.
- after distribution, by the French State, of EADS N.V. bonus shares to former Aerospatiale Matra shareholders following this company's privatization in June 1999 (issues of July 27-28, October 26, November 17, and December 6, 2000).
- after the sale, by Lagardère SCA and the French State of 16,709,333 and 7,500,000 EADS N.V. shares respectively to BNP-PARIBAS on January 8, 2001 for resale on the stock market.
- before the capital increase resulting from stock options exercised under the company's stock option plan.
- before the distribution of EADS N.V. bonus shares by the French State, planned for July 28, 2002.

*** The rest of DCLRH capital is almost entirely held by the Land of Hamburg in Germany.*

EADS GROUP

(in millions of euros)	2000 pro forma	1999 pro forma	Change
Sales	**24,208**	22,553	+ 7%
EBIT	1,399	1,445	- 3%
EBIT excl. gain on sale of Sextant	**1,399**	1,263	+ 11%
Net loss	(909)	(1,046)	+ 13%
Orders received	**49,079**	32,700	+ 50%
Backlog of orders	**131,874**	102,400	+ 29%
Number of employees (at end 2000)	88,879	88,631	0%

In 2000, EADS achieved consolidated, non-audited pro forma sales of € 24.2 billion, an increase of 7.3% compared to the pro forma figure for 1999. Stock market capitalization reached € 19 billion at December, 31 2000, with a float representing 30.8% of the capital.

The group employs approximately 89,000 people in more than 90 production sites in France, Germany and Spain.

The global positioning of EADS will be as follows: number 1 for civil helicopters and commercial launch vehicles; number 2 for civil aircraft with over 100 seats and for missile systems; and number 3 for satellites and military transport aircraft.

Since it was founded on July 10, 2000, EADS has acted as a catalyst for a number of commercial successes, and enabled the launch of several major high-potential programs: the A400M military transport aircraft announced on July 27, 2000; and the A380, an extremely high-capacity civil aircraft officially launched on December 19, 2000.



In addition, the new EADS Group has shown itself to be an indispensable partner in the signing of major strategic agreements, such as the continued negotiations that commenced on April 30, 2000 with Finmeccanica (Italy) for the founding of a military and civil aeronautics company; cooperation with Northrop Grumann, in the field of drones, announced on July 26, 2000; the setting up of a joint maintenance company with Northrop Grumann on October 26, 2000; and the agreement to extend Russo-European cooperation signed with Russia on December 18, 2000.

Shareholders in EADS will gain from the positive effects on profitability due to the size of the Group, its growth prospects and the synergies that will be generated. In total, the Group announces that the value created will reach € 600 million per year, with Airbus consolidated at 100% as from 2004. Half of this shareholder value will be the result of synergies generated on procurement, and the rest will come from economies of scale in Research & Development and production, as well as new sales opportunities from a Group that will now operate on three domestic markets.

The EADS Group is organized in five major divisions: Airbus, Aeronautics, Military transport aircraft, Space, and Defense and Civil Systems.

Airbus

The founding of Airbus as an independent commercial company was announced on June 23, 2000 and the company came into being at the beginning of 2001. EADS holds an 80% interest in the new company, with the remaining 20% held by the British company BAe Systems. The new company operates the respective Airbus business activities of EADS and BAe Systems.

The Airbus program is one of the best examples of a European success story. In 1967, the German, French and British governments signed an agreement concerning the development of a new civilian passenger aircraft, Airbus, and the first aircraft, the A300B, took to the air for the first time in November 1972. Since it was founded in 1970 up to the end of 2000, Airbus Industrie received more than 4,100 orders for aircraft from over 170 customers worldwide.

The market share of Airbus increased continuously and the company is now on a par with its direct rival in the field of civil aircraft with over 100 seats. In 2000, with 311 deliveries and 520 firm orders (excluding the A380) Airbus represents a market share of 39% in worldwide deliveries and 46% in orders. At the end of 2000, Airbus had an order book comprising 1,626 aircraft, which is an unprecedented scheduled workload of more than four years' production, placing Airbus ahead of its direct competitor.

The company's commercial success and the volume and quality of the order book have prompted Airbus to gradually increase the rate of production. In 2000, single-corridor aircraft were being produced at the rate of 20 per month, which will be gradually stepped up to 30 per month from 2003, while at the same time the production of long haul aircraft will be increased from 6 to 8 per month (excluding the A380).

In 2000, the Airbus division of EADS achieved pro forma non-audited sales of € 14.9 billion, an increase of 17.5% over the pro forma figure for 1999. Pro forma orders stood at € 34.2 billion and at the end of 2000, the order book had reached the record level of € 104 billion.

2000 was also marked by the official launch of the A380 program. With a wingspan of 79.8 meters and a very wide, three-tiered fuselage (two levels are reserved for passengers and there is a lower level for luggage), the aircraft in the A380 family will be larger than the largest passenger aircraft existing today. This aircraft was designed to meet the market demand for high capacity aircraft, which most market specialists estimate at 1,500 aircraft over 20 years (including 300 cargo planes).

Less than six months after the official announcement in July 2000, 50 letters of intention had been received from six internationally renowned customers. This resounding success obtained in record time confirms the market's approval of this entirely new aircraft, and the program was officially launched on December 19, 2000. This launch now means that Airbus can offer the most modern and most complete range of aircraft for the next century, from the 100 passenger A318 to the 555-seater A380.

At the beginning of 2001, Airbus obtained another 10 firm commitments for the A380 from the American company Fedex; these commitments, for the first time involving cargo aircraft, make the launch doubly exceptional, for the cargo and passenger versions of the aircraft will go into production at the same time.

Military transport aircraft

The Military Transport Aircraft division designs, produces and commercializes small and medium capacity military transport aircraft. It is also in charge of the A400M project – the A400M is a high capacity military transport aircraft that meets the needs of European armed forces.

In 2000, this division achieved pro forma non-audited sales of € 316 million. Orders amounted to € 493 million and the order book stood at € 873 million at the end of 2000.

EADS is the global leader in the category of light military transport aircraft, and is the sole supplier of aircraft between 3 and 9 tonnes. EADS also produces and commercializes special aircraft, derived from existing models and intended for special missions such as marine surveillance or anti-submarine activities.

On July 27, 2000, the A400M project became a reality when the seven partner countries (France, Germany, Belgium, Spain, the United Kingdom, Italy and Turkey) jointly announced their intention to order 225 aircraft. Designed to replace the Transall C-160, which has been in service for 30 years, and the C-130 Hercules, the A400M will be the first military transport aircraft produced by Airbus. EADS has entrusted the management of the program to the Military Transport Aircraft division. The final assembly of the aircraft will take place at the Spanish plant at Seville.

Aeronautics

The Aeronautics division of EADS comprises the operational units of military aircraft (Eurofighter), helicopters (Eurocopter), regional transport aircraft (ATR), light aircraft (Socata) and aircraft maintenance and conversion (Sogerma, EFW).

In 2000, the Aeronautics division achieved pro forma, non-audited sales of € 4.7 billion, a 9.9% increase over 1999, and new orders booked amounted to € 8.3 billion (pro forma).

At the end of 2000, the division's order book stood at € 13.1 billion.

In 2000 EADS strengthened its position within the major European programs for combat aircraft. In April 2000, EADS and the Italian company Finmeccanica signed an agreement concerning a joint venture to be set up in 2001, called EMAC (European Military Aircraft Company). The new company will build combat aircraft, with a 62.5% interest in the largest European combat aircraft program, Eurofighter, and a 57.5% interest in the Tornado program.

Eurofighter, also known as Typhoon for exports outside Europe, is a high-performance multi-purpose combat aircraft, optimized for air superiority in a context of complex combat scenarios. The program entered the production phase in January 1998, under the terms of a contract for the delivery of 620 aircraft to Germany, Italy, Spain and the United Kingdom. Another member of NATO, Greece, has also agreed to acquire Eurofighter.

EADS is also involved in the Mirage and Rafale



programs, through its 45.76% interest in the French company Dassault Aviation. To avoid any conflicting interests, this activity is not managed by the Aeronautics division, but by the Strategic Coordination Director.

EADS owns 100% of Eurocopter, founded in 1992 by the merger of the former helicopter divisions of Aerospatiale and Dasa. Eurocopter offers a wider range of products than any other manufacturer, from light, single-engine commercial helicopters to medium tonnage transport helicopters (10-tonne category), thereby covering 80% of the requirements of the global market. In 2000, Eurocopter confirmed its position as world leader in the field of civil helicopters and holds 49% of the market worldwide.

On the military side, two major programs, Tigre and NH90, provide Eurocopter with an exceptional scheduled workload of almost ten years production. In 2000, the Tigre (combat helicopter) contract signed in 1999 for a first batch of 160 helicopters for France and Germany, entered the industrialization phase. Eurocopter also holds 66.4% of the NH90 program, which has two components - transport and marine - and is being jointly developed by Germany, France, Italy and the Netherlands. 243 orders were placed for the NH90 in 2000.

In the regional transport aircraft business, EADS is an equal partner with Alenia Aerospazio (Alenia) in GIE ATR, world leader in 40 to 70-seat turboprop aircraft. In response to increasing customer expectations in terms of comfort and performance, ATR launched a new generation of aircraft in 1996 – the "500" series (ATR 42-500 and ATR 72-500). Over 600 ATR aircraft are currently operated by more than 100 airlines in sixty countries.

Two other business activities are also part of this division. The first is the manufacture of a complete range of light aircraft for the civil and military markets (SOCATA); the second consists in the conversion and maintenance of aircraft for airlines and air forces (SOGERMA).

Space

In the field of Space technology, EADS is the leading European company and number 3 in the world. The pro forma non-audited sales for the Space division amounted to € 2.5 billion in 2000, an increase of 0.7% compared to 1999. Pro forma orders amounted to € 3 billion, a 36% increase over 1999, illustrating the competitiveness of EADS' products. The order book stood at € 4.8 billion at the end of 2000.

The Space division of EADS designs, develops and manufactures – mainly through its subsidiaries Astrium and EADS Launch Vehicles – satellites, orbital infrastructures such as modules for space stations, space transport craft, experimental platforms and launch vehicles. EADS also provides services in the areas of launching, telecommunications, and earth observation satellites.

EADS is the industrial prime contractor for the Ariane program, which holds nearly 60% of the market for commercial satellite launches.

EADS builds telecommunications satellites for Intelsat, Eutelsat, Inmarsat and other service companies in the field of fixed and mobile telecommunications and direct individual broadcast. The company produces satellite platforms, payloads and sub-systems, and so has the capacity to supply turnkey satellite systems. It also develops broadband services for its customers. EADS' geostationary

telecommunication satellites are designed on the same technical bases as the Eurostar platforms, the latest of which, the Eurostar 3000, is leading the market. During the second half of 2000, three of the largest international organizations, Intelsat, Inmarsat and Eutelsat, ordered a total of six telecommunications satellites, of which 5 were designed on the same basis as the new Eurostar 3000 platform.
EADS is the leading European manufacturer of scientific and earth observation satellites for both civil and military applications. In this field, EADS draws extensively on components common to both civil and military programs. The new group is the prime contractor of civil earth observation projects: Envisat, the European environmental surveillance satellite; Metop, weather satellite in polar orbit; and Spot 5, a high-resolution, extensive coverage satellite system.

EADS is also the prime contractor for the European military observation satellite Hélios and is currently developing the second generation: Hélios II. The group is in an excellent position to play a leading role in the development of military observation radar satellite systems that several European governments consider an indispensable complement to existing optical systems.

Defense and civil systems

The Defense and Civil Systems (DCS) division covers missiles and missile systems, defense electronics, telecommunications and services. On the basis of pro forma sales in 2000, EADS is the leading European manufacturer of tactical missile systems and number two worldwide. The division is the third largest supplier of defense electronics in Europe, and with its partner, Nortel Networks, is among the top-ranking multinational telecommunications corporations active in the civil and military sectors.

In 2000, non-audited pro forma sales for the DCS division reached € 2.9 billion, down 24% compared to 1999 due to the deconsolidation of companies jointly held with Nortel. Pro forma orders amounted to € 3.8 billion and the order book stood at € 9.7 billion at the end of 2000.

The missiles division of EADS comprises EADS/ Aerospatiale Matra Missiles, Matra BAE Dynamics (MBD, a joint-venture held equally by EADS and BAE Systems) and the German missile business of EADS, mainly that of LFK (Lenkflugkörpersysteme GmbH). EADS designs, manufactures and commercializes world-renowned products such as the missiles Meteor, Aster, Exocet, Kormoran, Roland, Milan, Mistral, ASRAAM, Mica, Seawolf, RAM, Patriot, Stinger, Taurus and Scalp EG/Storm Shadow.

Through a European Industry Grouping led by Matra BAE Dynamics, in which LFK GmbH has a share, EADS won a major competition on May 16, 2000 with the Meteor missile. The competition was for the BVRAAM system that will equip the combat aircraft of most of the European air forces. In addition to the United Kingdom, Germany, Italy, France, Spain and Sweden are also studying the possibility of acquiring Meteor.

The market potential, excluding the United States, is in excess of € 8 billion over the next twenty years.

The Missile division also designs and manufactures complex "C3I" systems used for command, information, communications and reconnaissance. These computerized systems constitute an essential part of the current and future management of theaters of operations, since they provide an image of the battlefield and enable operations to be commanded and conducted from tactical level through to the superior level of strategic command.

EADS has immense capacities as architect and designer of both airborne and space-based strategic and tactical reconnaissance and surveillance systems. The company is also a leader in the processing of satellite images and the supply of electronic war devices.

EADS intends to continue profitable growth in 2001, with the objective set at a 15% increase in sales and EBIT. Given the successful integration of the Group's operations, the unprecedented level of the order book, and the favorable dollar exchange rates obtained through hedging instruments, EADS' management has raised the target set for operating margins in 2004 from 8% to 10%.

4.1.3.4. BANQUE ARJIL & CIE

	1996	1997	1998	1999	2000
Stockholders' equity (in millions €)	132	110	105	108	110
Total assets (in millions €)	1,060	500	346	317	149
Net income (loss) (in millions €)	(11)	(22)	(13)	3	2
Number of employees	203	145	140	124	70

Founded in 1987, Banque Arjil & Cie is an investment bank involved in structured financing and advice on mergers and acquisitions.

The year 2000 marked the completion of Banque Arjil & Cie's recentering on investment banking, through Arjil & Associés Banque. In the course of the year, the Bank disposed of its two other main subsidiaries: ABF Capital Management, the specialist in asset management and Vendôme Lease, specialist in hire purchase and lease financing.

In **investment banking,** 58 new mandates were signed in the course of the year and invoiced fees increased a significant 53% over 1999.
Merger and acquisition transactions in 2000 included advisory services to major groups such as Fabre, Mérieux, BRGM, Snecma, Labinal and La Poste.

In structured financing, the Bank's services were retained in connection with the securitization of receivables for three subsidiaries of Hachette Filipacchi Médias and a private placement for Bonduelle S.A.

Banque Arjil & Cie also considerably reduced its assets by withdrawing from Sérail, the investment fund which received the securitization of the Bank's bond portfolio in 1997. This operation removed € 61 million from the Bank's consolidated balance sheet, in addition to the € 137 million already taken out following the disposal of ABF Capital Management and Vendôme Lease. Moreover, these disposals generated € 10.7 million in net capital gains.
The Bank's net income for 2000 was € 2 million.
With the high-level recruitment operations carried out in 2000 and its considerable financial means, the Bank is able to pursue its goal of sustainable, profitable growth in its core businesses, where it enjoys recognized expertise.

4.2. DEPENDENCY OF THE COMPANY ON CERTAIN CONTRACTS — MAJOR CUSTOMERS

Operations in the area of high technology are extremely cyclical and are characterized by long start-up periods and large long-term contracts with high unit values.

In the communication sector, operations are highly sensitive to market conditions and have very short economic cycles. They are mass market oriented, and the customer base is widely diversified.

LITIGATION

• *Construction of the Taipei VAL*

Within the framework of the VAL construction project in Taipei, the civil engineering works, for which DORTS (Department of Rapid Transit Systems) was responsible, were handed over to Matra Transport almost three years late.

This significant delay caused cost overruns which led Matra Transport to file a claim with a Taiwanese arbitration tribunal. The tribunal decided, on October 7, 1993, to award an amount in excess of FRF 200 million (€ 30.49 million), about 60% of the cost overruns claimed, and to postpone the contractual start-up date, initially planned for January 12, 1992.

On September 12, 1994, the District Court of Taipei, acting at the request of DORTS, cancelled the arbitration tribunal's decision on procedural grounds. Matra Transport, which has suffered significant damages and has a right to compensation, facts which are not denied, has taken appropriate action seeking reversal of the cancellation.

Following two unfavorable decisions rendered by the High Court of Taipei on April 2, 1996 and November 26, 1997, both of which were subsequently cancelled by the Supreme Court of Taiwan in two decisions rendered on April 25, 1997 and September 11, 1998, the same High Court, acting at the request of Matra Transport, rendered a decision on July 28, 1999 by which it reversed the District Court's decision of September 12, 1994 on the grounds that there was no cause for canceling the arbitration tribunal's decision of October 7, 1993.
In a ruling of November 24, 2000, the Supreme Court rejected the appeal lodged by DORTS against the decision of July 28, 1999.
Matra Transport immediately began proceedings before the District Court for implementation of the arbitration tribunal's decision of October 7, 1993. However, DORTS has applied to the same District Court for non-execution of the decision, mainly on the grounds that Matra Transport's rights have now expired. Matra Transport is contesting the validity of this action, and of the secondary actions brought against it by DORTS.

Nevertheless, execution of the decision of October 7, 1993 is suspended while this latest action by DORTS goes through the courts and until a proper legal settlement is reached.

Furthermore, Matra Transport has submitted a second claim to DORTS for amounts withheld by DORTS on the price payable to Matra Transport for construction of the VAL, and for delays attributable to DORTS, independent of those taken into account in the arbitration tribunal's decision of October 7, 1993.

• Tax matter - Lagardère

Tax audits were carried out by the French tax authorities concerning several companies and fiscal years, principally 1987 to 1994. The tax audits resulted in additional tax assessments, parts of which are being contested.
Provision has been made to take account of the additional assessments notified by the tax authorities and agreed by the companies, and also for the amount estimated as the risk corresponding to the disputes still pending.

• Tax matters - Banque Arjil & Cie

The dispute between Banque Arjil & Cie and the French tax authorities relating to corporate taxes for the years 1988 to 1992 gave rise to demands for payment in 1994 and 1995. Banque Arjil & Cie believes its position is justified and has appealed all the issues in dispute. Provisions made are sufficient to cover the liabilities that may materialize as a result of the above tax audits.

- **ABC Arbitrage**

ABC Arbitrage, a company which exercised during 1997 its share subscription warrants issued in April 1994 giving right to subscribe to Lagardère SCA shares, has contested before the Paris Commercial Court and subsequently before the Court of Appeals, the fact that the conditions of exercise of the warrants had not been adjusted to take account of the fact that dividends paid in respect of 1993 and 1994 had been partially paid out of additional paid-in capital on contributions.
The Paris Commercial Court dismissed the suit filed by ABC Arbitrage, but this decision was cancelled by the Court of Appeals who ordered the Company to pay FRF 2.6 million (€ 396,300) to the plaintiffs. An action has now been filed with the Supreme Court seeking cancellation of this decision on the grounds that it goes against the interests of Lagardère SCA's shareholders. This action was rejected on February 27, 2001.

To the best knowledge of the Company, there does not exist at present, nor has existed in the recent past, any other litigation or exceptional event which may have a significant effect on the financial position, results or operations of the Company or its subsidiaries. Following the contribution of Matra Hautes Technologies to Aerospatiale Matra and the creation of EADS, litigation involving the entities concerned is managed by EADS using its own resources.

EMPLOYEES OVER THE LAST FIVE YEARS – HUMAN RESOURCES MANAGEMENT

Divisions	1996	1997	1998	1999	2000
Lagardère Media	22,780	23,027	28,487	28,500	26,884
Automobile	3,587	3,575	(1) 2,860	3,319	3,329
High Technologies	20,589	19,401	17,752	(2) 17,287	(3) 13,459
Other Activities	216	227	228	179	230
TOTAL	47,172	46,230	44,164	49,285	43,902

(1) Figures for 1998 do not include Matra Transport International (deconsolidated as of January 1, 1998). Figures for 1996-1997 include Matra Transport International.
(2) Aerospatiale Matra included on a 33% basis. Figures for 1996-1998 include Matra Hautes Technologies on a 100% basis.
(3) EADS on a 15.14% basis.

Fostering staff motivation and responsibility are priority goals in the management of human resources, since the Group's growth and prosperity are closely linked to the commitment of the staff and their professional development.

Human resources management is characterized by a constant attention to harmonizing individual and collective skills, nurturing team spirit, stimulating an entrepreneurial attitude and developing a group culture and identity.

Group policy aims at adapting training to the needs of the enterprise, promoting youth employment to lay the foundations for the future, multiplying transfers of expertise and cross-fertilization among divisions, and associating staff in the creation of value.

As Human Resources management is decentralized within the Group, each subsidiary has handled its own negotiations on the reduced working hours agreements in France, in accordance with the specific nature of its activities.
Since January 2000, 42 agreements for the 35-hour week have been signed by Group companies from all the divisions, covering almost all the Group's personnel working in companies with over 20 employees. 9 agreements concern Lagardere Active, 6 Hachette Filipacchi Médias, 4 Hachette Distribution Services and 18 Hachette Livre.

4.5. INVESTMENT AND INNOVATION POLICY

Purchases of tangible and intangible assets

Divisions (in millions of euros)	1996	1997	(1) 1998	1999	2000
Lagardère Media	166	156	212	220	197
Automobile	104	39	(1) 27	55	60
High Technologies	83	89	64	(2) 172	(3) 157
Other Activities	22	5	6	7	8
TOTAL	375	289	309	454	422

(1) Figures for 1998 do not include Matra Transport International (deconsolidated as of January 1, 1998). Figures for 1996-1997 include Matra Transport International.
(2) Aerospatiale Matra included on a 33% basis. Figures for 1996-1998 include Matra Hautes Technologies on a 100% basis.
(3) Aerospatiale Matra included on a 33% basis for the first half of 2000 and EADS on a 15.14% basis for the second half-year.

Purchases of long-term investments

Divisions (in millions of euros)	1996	1997	1998	1999	2000
Lagardère Media	209	249	251	583	1,227
Automobile	6	0	(1) 0	0	5
High Technologies	43	170	71	(2) 179	(3) 112
Other Activities	101	19	56	53	43
TOTAL	359	438	378	815	1,387

(1) Figures for 1998 do not include Matra Transport International (deconsolidated as of January 1, 1998). Figures for 1996-1997 include Matra Transport International.
(2) Aerospatiale Matra included on a 33% basis. Figures for 1996-1998 include Matra Hautes Technologies on a 100% basis.
(3) Aerospatiale Matra included on a 33% basis for the first half of 2000 and EADS on a 15.14% basis for the second half-year.

While Lagardère holds leading positions worldwide in its core businesses, it is thanks to its expertise in creative know-how which has always been a top priority. The capacity for innovation will, as last year, be an area for major effort, helping the Group to continue developing its wealth potential and thus provide original solutions to the many challenges, whether technological or cultural, educational or informative, resulting from accelerated change.

4.6. RISK MANAGEMENT

4.6.1. GENERAL RISKS

Like other industrial corporations, Lagardère is exposed to a variety of risks in the normal course of business, including market risks, damage to property owned by the Group or third parties, as well as to people or the environment, unforeseen losses of revenue, and civil liability resulting from the products sold or the activities undertaken by the Group. 2000 was the year companies saw the continuing emergence of new risks like deliberate damage to IT systems or crises that harm brands or reputations.

The Group is paying very special attention to these risks.

Lagardère and its operating entities make use of a series of management tools, procedures and resources enabling them to identify constantly, quantify and minimize all significant risks which are unlikely to create value.

Risks that cannot be eliminated totally are retained or transferred to the insurance market depending on their size and the availability of coverage at reasonable conditions.

To date, the Group and its operational entities have always been able to obtain coverage adapted to their activities throughout the world, in the form of coordinated insurance programs consisting of permanent policies and additional coverage for specific projects. The major lines of insurance cover property, business interruption and civil liability. The Group does not foresee any difficulty to obtain adequate insurance coverage in the future.

The Group is implementing internal campaigns to build up the risk-awareness culture by means of information sharing and constant vigilance, and to reinforce the visibility of certain specific new risks as well as the ability to cope with certain crisis situations.

The Group pays particular attention to environmental protection. It complies fully with national environmental legislation and has implemented operating procedures, quality assurance systems and safety measures to this end. The Group considers that it complies with the most recent legislation on environmental protection for all its sites, and is already actively preparing for future regulatory changes.

Following the contribution of Matra Hautes Technologies to Aerospatiale Matra and the creation of EADS, the management of risks involving the entities concerned has been the duty of EADS, which has its own risk monitoring means.

4.6.2. EXCHANGE AND INTEREST RATE RISKS

Exchange rate risks

The Group's exposure to foreign exchange rate risks arises from the conduct of its business in foreign countries or from commercial and investment transactions carried out in foreign currencies. It is the Group's policy to reduce this exposure by entering into foreign currency hedging instruments.

Whenever possible, foreign operations are financed through borrowings denominated in the subsidiary's local currency. In addition, major foreign subsidiaries, principally in the US, may use derivative financial instruments in order to reduce future earnings volatility and guarantee the exchange rate at which their net income will be translated into euros at year-end for inclusion in the consolidated financial statements.

For commercial transactions, principally made by EADS, net cash flows resulting from purchases and sales in foreign currencies are hedged through the use of foreign currency forward and option contracts.

For financial transactions, the only major risk of currency fluctuations relates to the servicing in US dollars of the perpetual subordinated notes issued in 1988. This exchange risk is covered by forward purchases of US dollars.

Interest rate risks

The Group's net cash surplus (cash in hand plus marketable securities, excluding shares) earns interest generally at short-term interest rates prevailing on the market. The significant amount of such surplus provides an effective cover against interest rate fluctuations on variable-rate borrowings.

Long-term borrowings include:

- borrowings and other loans maintained at original fixed rates (bond borrowings and certain real estate leasing commitments), and borrowings at variable rates covered by fixed-rate contracts over long periods;
- other long-term borrowings, maintained at variable rates, or partly covered by fixed-rate contracts or covered by contracts over short periods.

Short-term borrowings are spread over many companies and countries. Use of such borrowings fluctuates, and they are therefore maintained at variable rates.

The risk concerning variable interest payable on perpetual subordinated notes issued in 1988 (classified as permanent funds in the consolidated balance sheet) is 100% hedged.

The Group does not make use of derivatives other than to hedge interest rate risks on financial assets or liabilities.

4.7 EURO

The introduction of the European single currency was anticipated as early as July 1997 when the Group set up a Euro steering committee under the aegis of General Management. This committee is responsible for monitoring the project from its inception until final completion in 2002.

Euro project teams have been set up at each Group entity. During the launch and consciousness raising phases, cross-company workshops enabled project teams to formulate hypotheses and identify risks so as to assess more precisely the impact of the changeover to the euro on each department of Group entities.

Two types of impact were identified. First, technical impacts which require the review and adaptation of information systems to enable them to integrate the new currency. Second, the strategic impacts of the euro on pricing policies, sales networks, etc. These are concentrated mainly in Lagardère Media because of its contacts with consumers (pricing policies, commercial networks, etc.).

Scenarios detailing the migration to the euro were elaborated for each company, each taking into account the technical and strategic considerations as well as problems specific to each company. After this work was completed in the summer of 1998, each company put an action plan into motion. The implementation phase is currently under way and will last until 2002 at some companies. Project teams remain mobilized until then and the Euro steering committee will monitor progress at regular intervals.

The timetable differs according to the subsidiary. However, final adoption of the euro as the Group's internal reference currency will be effective for most Group companies during 2001. This choice will enable the Group to take advantage of the transition phase to ensure a smooth switch to the euro and be in a position to satisfy all legal requirements as from the start of 2002.

In accordance with Group directives, since January 1999, all companies may process invoices and make payments in euro with those customers and suppliers that so desire. In the same way, the euro has been used in all the Group's financial communication since the beginning of 1999, thereby responding to the wishes of financial analysts.

The Group sees the introduction of the new currency as an opportunity that strengthens and provides further justification for the pan-European nature of its activities.

CONTENTS

5. NET ASSETS - FINANCIAL POSITION - RESULTS

5

5.1. CHANGES IN LAGARDÈRE SCA SHARE PRICE

5.1.1. CLOSING SHARE PRICES SINCE THE BEGINNING OF 2000



110
104
98
92
86
80
74
68
62
56
50
44
11.600
10.850
10.100
9.350
8.600
7.850
7.100
6.350
5.600
4.850
Lagardère
CAC 40
JAN. FEB. MARCH APRIL MAY JUNE JULY AUG. SEPT. OCT. NOV. DEC. JAN. FEB. MARCH
2000
2001

Source: SDIB - Société de Diffusion d'Informations Boursières

5.1.2. CLOSING SHARE PRICES SINCE THE BEGINNING OF 1999



120
110
100
90
80
70
60
50
40
30
20
13.300
12.200
11.100
10.000
8.900
7.800
6.700
5.600
4.500
3.400
2.300
Lagardère
CAC 40
JAN. FEB. MARCH APRIL MAY JUNE JULY AUG. SEPT. OCT. NOV. DEC. JAN. FEB. MARCH APRIL MAY JUNE JULY AUG. SEPT. OCT. NOV. DEC. JAN. FEB. MARCH
1999
2000
2001

source : SDIB Société de Diffusion d'Informations Boursières

5.2. PER SHARE DATA

in euros	1996 non diluted	1996 diluted(1)	1997 non diluted	1997 diluted(1)	1998 non diluted	1998 diluted(2)	1999 non diluted	1999 diluted(2)	2000 non diluted	2000 diluted(2)
Net earnings per share	1.68	1.33	1.80	1.72	2.38	2.26	2.00	1.91	4.51	4.30
Net assets per share	11.63	9.18	15.50	14.83	16.51	15.67	19.27	18.37	28.80	27.46
Operating cash flow per share	5.11	4.02	5.03	4.82	4.98	4.72	5.15	4.91	5.40	5.15
Market price at December 31	21.71		30.34		36.21		54.00		61.80	
Dividend	0.56		0.67		0.78		0.78		0.78 (3)	

(1) including new shares that may be created as a result of share subscription warrants, stock options and convertible bonds.
(2) including new shares that may be created as a result of stock options.
(3) dividend proposed to the annual general meeting of May 21, 2001.

5.3. CREATION OF SHAREHOLDER VALUE

5.3.1. EXTERNAL MEASURE OF SHAREHOLDER VALUE

Return on investment for an investor having acquired one share in Lagardère SCA was 15.9% between January 1 and December 31, 2000.

This return, which takes into account the unrealized capital gain and dividend received, is the simplest means of measuring the value created for shareholders.

A shareholder having acquired one share at the beginning of 1999 saw his investment increase by 75% by the end of 2000.

5.3.2. INTERNAL MEASURE OF SHAREHOLDER VALUE

The economic value added by the company may also be measured by comparing earnings before interest and taxes (EBIT), less theoretical tax at the statutory rate, with cost of capital employed.

- EBIT represents operating income plus non-operating income after theoretical tax and income of companies accounted for by the equity method. Non-operating income used in the calculation does not include amortization of goodwill and other intangible assets.
- Capital employed represents fixed assets excluding premiums on perpetual subordinated notes and amortization of goodwill and other intangible assets, to which working capital requirement is added.

Average opening and closing balance sheet amounts are used.

- The cost of capital employed was calculated by assuming that the present value of future dividend cash flows (excluding tax credit) would be equal to Lagardère SCA's average share price as of March 14, 2001 (€ 67.6 per share).

The calculation for the year 2000, before inclusion of the capital gain on sale of Club-Internet, is as follows:

- EBIT, less tax at the statutory rate : € 354 m
- Average capital employed over the year was € 3,416 million.

Cost of capital employed at 7.82% was € 267 m

- Economic value added over the year was therefore **€ 87 m**

Including the gain realized on the sale of Club-Internet, total economic value added was € 597 million.

CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements have been translated from those issued in French and have been restated in a format more familiar to readers of US financial statements.

The Statutory Auditors' unqualified opinion on the official consolidated financial statements of Lagardère is included in the French documents which are submitted to Lagardère's shareholders at the Annual General Meeting. These documents are available from the Company's head office upon request.

For the purpose of this Reference Document in English, the Parent Company's balance sheet and statement of income are included and presented in US format.

5.1 MANAGEMENT COMMENTS AND ANALYSIS

5.1.1 GENERAL

The consolidated financial statements of Lagardère were prepared in accordance with accounting principles and standards generally accepted in France.
All figures are expressed in millions of euros (€), based on the official rate of exchange of 1 euro = 6.55957 French francs set on January 1, 1999.
The consolidated income statements are summarized below.

	1996	1997	1998	1999	2000	
Net sales	8,598	10,047	10,692	12,285	12,192	(Appendix 1)
Operating income	402	608	644	520	572	(Appendix 2)
Interest expense, net	(30)	(18)	(1)	(23)	(110)	
Operating income after interest	372	590	643	497	462	
Non-operating expenses, net	(69)	(70)	(26)	16	651	
Other expenses (net)	(85)	(245)	(280)	(168)	(498)	
Net income before minority interests	218	275	337	345	615	
Net income	158	210	280	241	581	(Appendix 3)

Operations by main business segments are analyzed below.

5.1.2 LAGARDÈRE MEDIA

The Media segment includes operations of Lagardere Active (which includes Radio Broadcasting, Film & TV production, and Multimedia activities); Book Publishing; Print Media; and Distribution Services divisions.

Significant changes in the group structure during 2000 are analyzed below:

- In the Lagardere Active division:

- Club-Internet was deconsolidated as of January 1, 2000 as a result of its sale in exchange for shares representing some 6.5% of T-Online at the time of the transaction. This holding is included under marketable securities in the consolidated balance sheet.

- Grolier Inc. was sold and deconsolidated as of June 1, 2000.

- Theme TV channels MCM, Canal J, and Muzzik are fully consolidated over twelve months by Lagardère Images, itself 65% held by Europe 1 Communication.
- A 34% interest was acquired in CanalSatellite and consolidated under the equity method as of July 1, 2000.
- A 27.42% interest was acquired in multiThématiques and accounted for by the equity method as from August 1, 2000.

• In the Print Media division:
- The Japanese magazine publisher Fujin Gaho was fully consolidated for the whole year (ten months in 1999).
- Photo agencies (Gamma group) were consolidated for the first time in 2000.
- Heliocolor (printing activities in Spain) was consolidated for nine months only as it was sold at the beginning of October 2000.

In addition, Lagardère SCA raised its interest in Hachette Filipacchi Médias, from 66.79% to 100%, as a result of a public share exchange offer for HFM's shares that was completed in June 2000 and immediately followed by a final purchase offer for the remaining HFM shares. HFM's results of operations were fully consolidated in 2000, based on a 66.79% holding for the first half, and 100% for the second half.

• In Distribution Services,
- Furet du Nord bookshops chain was consolidated for the whole year in 2000 (9 months in 1999).
- DFA (press retail sale in airports under concession agreements) was consolidated for five months in 2000.
- SGEC (city center press retail sale under concession agreements in France) was sold and deconsolidated at January 1, 2000.

Summarized statements of income and cash flows of this segment are as follows:

Income statements	1998	1999	2000
Net sales	**6,360**	**6,873**	**7,203**
Operating income	234	283	323
Interest expense, net	(21)	(18)	(43)
Operating income after interest	**213**	**265**	**280**
Non-operating income (expenses), net	(14)	78	798
Net income from companies *accounted for by the equity method*	6	7	2
Income before tax	**205**	**350**	**1,080**

Cash flows	1998	1999	2000
Cash flows from operations	**289**	**319**	**359**
Net change in working capital requirement	(16)	82	94
Net cash flows from operations	**273**	**401**	**453**
Investments:			
- purchases of fixed assets	(213)	(220)	(197)
- purchases of long-term investments	(251)	(583)	(1,227)
Sales of fixed assets and investments	82	328	1,263
Increase in marketable securities			(836)
Net cash flows from investments	**(382)**	**(475)**	**(997)**
Net cash flows from operations and investments	**(109)**	**(74)**	**(544)**

	1998	1999	2000
Capital employed	**1,993**	**2,451**	**3,381**

Results

Sales for 2000 increased by 4.8%. Excluding the effect of changes in group structure and exchange rates, the increase was 5.5% overall, and higher in the Lagardere Active and Distribution Services divisions.

Operating income rose 14.4% to € 323 million after recording changes in the group structure and exchange rates. This increase was analyzed as follows:

• Within the Lagardere Active division, operating income in the radio broadcasting and film & TV production business increased considerably (+ 23%), reflecting stable audiences and growth in advertising revenue. This increase was offset by the effects of the deconsolidation of Grolier Inc. Furthermore, the costs of investment in new technologies (Interactive TV and the Internet) were financed by savings generated by the disposal of Club-Internet.

• Operating income for Hachette Livre showed a 12% increase. This increase came from a satisfactory level of business in French publishing, particularly through the growth of Hachette Illustrated (practical guides and literature for young people). At the same time, the publishing business in the United Kingdom improved by virtue of restructuring operations on the distribution side.

• Hachette Distribution Services showed a 26% increase in operating income. In France, the costs of starting up new points of sale still affected the results of Extrapole, but Relais H newsstands recorded satisfactory growth. Outside France, Switzerland and the United States posted stable results, with Belgium, Canada, Poland and Hungary showing considerable increases. These increases were partially offset by corporate development costs.

• Hachette Filipacchi Médias recorded a 15% increase in operating results due to the fact that the advertising context remained favorable both in France and abroad. The highest increases were recorded in France, mainly through French regional daily newspapers, Japan and Spain, while results in the United States were penalized by those of the George magazine. At the end of the year, the decision was taken to close down this magazine.

Interest expense, net, increased by € 25 million to € 43 million as a result of new borrowings to finance Lagardere Active's acquisition of interests in multiThématiques and CanalSatellite.

Non-operating income, net, was € 798 million in 2000. It included capital gains of € 845 million on disposals, mainly in the Lagardere Active division (Club-Internet and Grolier Inc.), offset by provisions for risks and allowances for asset write-down.

Cash flows

Cash flows from operations totalled € 359 million in 2000, up by € 40 million on 1999. The net change in working capital requirements generated cash flows of € 94 million, to which all divisions contributed. Purchases of fixed assets totalled € 197 million and took place primarily in the printing, international magazines, audiovisual, and retail press distribution activities. Purchases of long-term investments totalled € 2,063 million, including the € 836 million acquisition of securities in T-Online. Other investments principally included:

• the acquisition of a 34% interest in CanalSatellite for € 777 million; the rest of the acquisition price, € 96 million, was paid in the form of treasury stock;

• the acquisition of a 27.4% interest in multiThématiques and other investments in music TV channels for a total of € 232 million;

• the acquisition of Hachette Filipacchi Médias shares on the occasion of the compulsory final purchase offer (€ 68 million); the public share exchange offer had no effect on net cash flows from operations and investments.

• other investments, principally in photo agencies and Bonnier France (house magazines) in the Print Media division, and the acquisition of DFA in the Distribution Services division.

Sales of fixed assets and investments totalled € 1,263 million and included:

• disposals of fixed assets for € 46 million, principally in the Print Media division (Heliocolor);

• sales of or reductions in long-term investments for a total of € 1,217 million, principally in the Lagardere Active division (sale of Grolier Inc. and Club-Internet), after deduction of a € 289 million provision for tax payable on the gain realized on the sale of Club-Internet.

All of the above resulted in net cash flows from operations and investments of € 544 million in 2000.

Capital employed was € 3,381 million, compared with € 2,451 million in 1999. This increase was largely due to investments in the Lagardere Active division, and to the purchase of HFM's shares from minority shareholders.

5.4.3 AUTOMOBILE

Statements of income and cash flows of the Automobile segment are summarized as follows:

Income statements	1998	1999	2000
Net sales	**1,123**	**1,143**	**1,183**
Operating income	77	70	71
Interest income, net	-	10	6
Operating income after interest	**77**	**80**	**77**
Non-operating income (expenses), net	(13)	(7)	3
Income before tax	**64**	**73**	**80**

Cash flows	1998	1999	2000
Cash flows from operations	**102**	**115**	**111**
Net change in working capital requirement	51	22	(29)
Net cash flows from operations	**153**	**137**	**82**
Investments:			
- purchases of fixed assets	(27)	(55)	(60)
- purchases of long-term investments	-	-	(5)
Sales of fixed assets and investments	1	1	5
Net cash flows from investments	**(26)**	**(54)**	**(60)**
Net cash flows from operations and investments	**127**	**83**	**22**

	1998	1999	2000
Capital employed [a]	**(27)**	**(70)**	**(41)**

(a) including the holding of securities in Renault.

Results

The market share of the Espace minivan improved from 22% to 24% of registrations for the top-of-the-range minivan sector in Europe, and for the second year running confirmed its leading position regained in 1998. Total volumes for this segment were however, down in 2000, due to strong growth in the compact minivan segment. Sales volumes for the Espace amounted to 68,500 vehicles in 2000, a 3% drop

compared to 1999. Despite this, sales amounted to € 1,183 million, which is a 3.4% increase compared to 1999. There are two main reasons for the increase:

- On the one hand, an improved product mix (options and fittings) as well as an increase in the spare parts market;
- Secondly, the maturing of engineering business and research activities which increased sales from € 1.8 million in 1999 to € 8.4 million in 2000.

Operating income rose slightly to € 71 million, accounting for 6% of sales, versus 6.1% in 1999. Lower sales prices from 1999 and new product development costs were offset by an improved product mix and the continuation of the cost reduction programs.

Non-operating items turned around in 2000. In 1999, non-operating costs included the effect of a € 7 million provision for early retirements under a workforce reduction scheme applying in the French automobile industry. The year 2000 showed the reverse as a gain was recorded on the sale of 50% of the composite business (founding of Matra Venture Composites).

Overall, income before tax totalled € 80 million, up 10% on 1999.

Cash flows

Cash flows from operations declined slightly compared with the 1999 figures.

Investments remained at a high level in 2000 as a result of development work on the Espace minivan and especially the new "Avantime" model, which is due to go on the market during 2001.

Net cash flows from operations and investments totalled € 22 million in 2000.

HIGH TECHNOLOGIES

On July 8, 2000, under an agreement dated October 14, 1999 between DaimlerChrysler, Lagardère and the French State, Lagardère exchanged its Aerospatiale Matra shares for EADS shares. A description of this operation, together with its accounting treatment, are given in the Notes to the consolidated financial statements, under A - Significant events.

For the period January 1 to June 30, 2000, the accounts of the Aerospatiale Matra group were included in the consolidated financial statements using the proportional method, based on the 33% interest held by Lagardère. For the period July 1 to December 31, 2000, the accounts of EADS were included using the proportional method based on a 15.14% interest only, because control is jointly exercised by the French State, Lagardère and DaimlerChrysler.

In 1999, Lagardère's High Technologies segment consisted of the 33% interest held in Aerospatiale Matra group, which was proportionally consolidated. In 1998, the Matra Hautes Technologies group was fully consolidated. Because of the above significant changes in the Group's structure, figures indicated below for each of the three years presented are not directly comparable.

Summarized statements of income and cash flows of this segment before allowing for changes in group structure are as follows:

Income statements	1998	1999	2000
Net sales	**3,197**	**4,257**	**3,806**
Operating income	343	159	166
Interest expense, net	(5)	(30)	(81)
Operating income after interest	**338**	**129**	**85**
Non-operating income (expenses), net	57	(17)	(32)
Net income from companies accounted for by the equity method	7	1	34
Income before tax	**402**	**113**	**87**

Cash flows	1998	1999	2000
Cash flows from operations	**227**	**207**	**196**
Net change in working capital requirement	(370)	202	146
Net cash flows from operations	**(143)**	**409**	**342**
Investments:			
- purchases of fixed assets	(64)	(172)	(157)
- purchases of long-term investments	(71)	(178)	(112)
Sales of fixed assets and investments	112	62	59
Increase in marketable securities			(86)
Net cash flows from investments	**(23)**	**(288)**	**(296)**
Net cash flows from operations and investments	**(166)**	**121**	**46**

	1998	1999	2000
Capital employed	**309**	**411**	**151**

Income statement figures included in the consolidation for each six-month period of 2000 are as follows:

	1st half 2000 (33% of ASM)	2nd half 2000 (15.14% of EADS)	Total
Net sales	**1,830**	**1,976**	**3,806**
Operating income	103	63	166
Interest expense, net	(24)	(57)	(81)
Operating income after interest	**79**	**6**	**85**
Non-operating expenses, net	(5)	(27)	(32)
Net income from companies accounted for by the equity method	14	20	34
Income (loss) before tax	**88**	**(1)**	**87**

The table below shows a comparison between EADS' published income statement figures and the restated amounts included in Lagardère's consolidated financial statements, for the second half of 2000 and based on a 15.14% interest.

	EADS (15.14% of published accounts)	Re-statements	Amounts consolidated by Lagardère
Net sales	**2,063**	**(87)**	**1,976**
Operating income	64	(1)	63
Interest expense, net	(119)	62	(57)
Operating loss after interest	**(55)**	**61**	**6**
Non-operating expenses, net	(27)		(27)
Net income from companies accounted for by the equity method	20		20
Net loss before tax	**(62)**	**61**	**(1)**

The published financial statements of EADS were restated, for the second half of 2000, to conform with the French accounting standards applied by Lagardère Group. For the purpose of the consolidated financial statements, foreign currency transactions were translated using the rates of exchange at which the corresponding cash flows had been hedged. Fair value adjustments recorded by EADS on certain of its foreign exchange hedging instruments were eliminated. Value adjustments made by EADS in its own financial statements in respect of the contributions received from Aerospatiale Matra and Dasa were also eliminated, so that only the historical book values of these contributions were included in Lagardère's consolidated financial statements.

Results

Sales of the High Technologies segment amounted to € 3,806 million in 2000, compared to € 4,257 million in 1999. Because of the significant changes in the Group's structure, comparisons with the previous year are not meaningful. In 1999, sales included:

- € 435 million in sales from Dassault Aviation, which is accounted for by the equity method in 2000, and
- € 154 million in sales from Matra Nortel Communication Inc. (MNC), which is accounted for by the equity method from July 1, 2000. MNC's sales for the first half of 2000 were € 85 million.

Excluding the effect of these two changes in group structure, High Technologies' consolidated sales for 2000 rose by 1.5% on 1999.

Airbus was the main vehicle for growth, with 311 aircraft delivered in 2000, compared to 294 in 1999. This increase was achieved in the context of strong growth in the aeronautics industry, in which Airbus increased its market share. In total, orders were placed for 520 aircraft in 2000, bringing the order book to 1,626 aircraft at the end of the year. This represents more than five years' production.
The Aeronautics division also experienced satisfactory growth after obtaining a major after-sales contract for the Tornado program and Eurocopter's civilian helicopter business.
The Space division improved slightly, although the Defense and Civil Systems division (DCS) faces a difficult market characterized by the recent budgetary restrictions in Defense in the main countries who are customers of EADS, particularly Germany.

Based on the 15.14% share included in Lagardère's consolidation, operating income for 2000 was € 166 million, an apparent increase of 5% on 1999. Excluding the effect of the proportional consolidation of Dassault Aviation and MNC in 1999, the increase was 52%, largely due to a significant contribution from Airbus.
Non-operating expenses, net, were € 32 million and consisted of restructuring expenses and losses on disposals. Net income from companies accounted for by the equity method was € 34 million, principally from Dassault Aviation.

Net cash flows from operations and investments totalled € 46 million in 2000, including the cost (€ 85 million) of Lagardère's acquisition of excess EADS shares. Excluding this acquisition, net cash flows from operations and investments were € 131 million, an increase on the figure for 1999 (€ 121 million).

5.4.5. OVERVIEW OF CONSOLIDATED RESULTS

Total income before tax of Lagardère's three business segments, and consolidated net income are as follows:

	1998	1999	2000
Total income of business segments	671	536	1,246
Other Activities	(29)	(11)	(7)
Income before tax, goodwill amortization and minority interests	**642**	**525**	**1,239**
Income tax	(238)	(128)	(457)
Amortization of goodwill and other intangibles	(67)	(52)	(167)
Net income before minority interests	**337**	**345**	**615**
Minority interests	(57)	(104)	(34)
Net income	**280**	**241**	**581**

• Other Activities comprise those operations not directly related to one of the above three business segments and include print media distribution operations and the results of Matra Transport SA, a company whose sole activity consists in handling the claims concerning the Val transit system in Taipei.

Under the new consolidation requirements applicable in France from January 1, 2000, Banque Arjil's financial statements were fully consolidated, while they were taken at equity in 1999.

	1998	1999	2000
Operating income (loss)	(10)	10	12
Interest income (expense) including preferred remuneration	3	(4)	(9)
Non-operating expenses	(18)	(20)	(10)
Net income (loss) from companies accounted for by the equity method	(4)	3	-
Total	**(29)**	**(11)**	**(7)**

Operating income recorded by Other Activities was € 12 million in 2000, pertaining to the € 12 million income from Matra Transport SA following the write back of certain provisions concerning claims pending in Taipei. Interest expense increased by € 5 million as a result of the financing of investments made in both 2000 and 1999. Non-operating expenses amounted to € 10 million and principally included fees incurred in connection with the major merger and acquisition operations that affected the Group's businesses.

• The income tax charge was € 457 million in 2000, which conforms to a normal level of taxation on total income of business segments. It includes a provision of € 289 million for tax that will be due in future periods on the gain realized on the sale of Club-Internet.
In 1999, the relatively low income tax charge reflected the fact that no tax was due on certain capital gains (mainly on the sale of Giraudy by Europe 1 Communication).

• Amortization of goodwill and other intangibles in 2000 is analyzed as follows:
- exceptional amortization of € 107 million recorded by the Lagardère Media segment;
- normal amortization of goodwill, which increased by € 27 million to € 60 million, principally on goodwill arising on the consolidation of Hachette Filipacchi Médias.

• Minority interests arose from the Print Media division whose income in the first half of 2000 was consolidated based on the percentage interest prior to the public share purchase offer. In the first half of 1999, minority interests related to Europe 1 Communication whose income included the gain on the disposal of Giraudy, Lagardère's share being 45%.

5.4.6. FINANCING

5.4.6.1. STATEMENT OF CASH FLOWS

Cash flows from the Group's operations increased to € 696 million in 2000, up 12% over 1999. Including the net change in working capital requirements (2000: € 171 million; 1999: € 284 million) which reduced in both years, particularly in the High Technologies segment, net cash flows provided by operations amounted to € 867 million in 2000 compared with € 904 in 1999.

Purchases of fixed assets totalled € 1,809 million, of which € 1,387 million were purchases of long-term investments principally in the Lagardere Active segment. The Group also invested € 922 million in marketable securities (T-Online shares and excess EADS shares). Proceeds from sales of fixed assets, long-term investments and other non-current assets also rose significantly, to € 1,450 million in 2000, principally in the Lagardere Active division.

The net cash inflow of € 617 million from financing activities resulted from:
- a net increase in borrowings of € 669 million, including € 831 million short-term borrowings at Lagardère SCA, offset by a reduction in borrowings of the Print Media division which obtained refinancing in the form of advances from its parent company Lagardère SCA;
- proceeds from capital increases at Lagardère SCA following share subscriptions under the Group Savings plan (€ 18 million) and employees' exercise of share subscription options (€ 15 million), offset by;
- dividends paid (€ 112 million).

Net cash (cash in hand plus marketable securities less short-term facilities and bank overdrafts) – including the effect on cash of changes in group structure, of which € + 266 million relating to High Technologies and € - 71 million arising from the full consolidation of Banque Arjil, and of exchange rate fluctuations (€ 13 million) – increased by € 399 million to € 2,058 *million at December 31, 2000.*

5.4.6.2. TREASURY AND INDEBTEDNESS

At December 31, 2000, the Group's total cash surplus (not including the perpetual subordinated notes issued in 1992) amounted to € 717 million, compared to € 322 million at December 31, 1999 or an increase of € 395 million.

	Dec. 31, 1998	Dec. 31, 1999	Dec. 31, 2000
Borrowings	(1,163)	(1,688)	(2,500)
Subordinated borrowings (excluding perpetual subordinated notes 1992)	(28)	(15)	(12)
Cash and marketable securities	1,606	2,025	3,229
Total surplus	**415**	**322**	**717**

The net cash flows of the year, excluding investments in marketable securities, generated € 456 million – i.e. funds from operations and investments of the year (€ 508 million) less the excess of dividends paid over proceeds from capital increases (€ 52 million) – less the effect on total net indebtedness of changes in group structure and exchange rate fluctuations (€ – 61 million in total).

The perpetual subordinated notes issued in 1992 are included under borrowings in the balance sheet while perpetual subordinated notes issued in 1988 are classified as part of other permanent funds.

Including perpetual subordinated notes issued in 1992, total net surplus shown on the balance sheet was as follows:

	Dec. 31, 1998	Dec. 31, 1999	Dec. 31, 2000
Total surplus	415	322	717
Perpetual subordinated notes 1992	(287)	(287)	(287)
Total net surplus	**128**	**35**	**430**

From a financial standpoint, the 1992 notes are similar in nature to those issued in 1988, and the net amounts outstanding included in the balance sheet were as follows:

	Dec. 31, 1998	Dec. 31, 1999	Dec. 31, 2000
Perpetual subordinated notes 1988	(416)	(416)	(416)
Premiums and capitalized interest	265	290	317
Net	**(151)**	**(126)**	**(99)**
Perpetual subordinated notes 1992	(287)	(287)	(287)
Premiums and capitalized interest	144	155	168
Net	**(143)**	**(132)**	**(119)**

APPENDIX 1

Analysis of sales by division

(in millions of euros)	1996	1997	1998	1999	2000
Lagardere Active	774	863	937	822	640
Book Publishing	714	699	768	822	830
Print Media	1,392	1,805	1,961	2,270	2,439
Distribution Services	2,162	2,371	2,694	2,959	3,294
Lagardère Media	5,042	5,738	6,360	6,873	7,203
Automobile	501	1,070	1,123	1,143	1,183
High Technologies	2,979	3,156	3,197	4,257	3,806
Transit Systems	64	71	-	-	-
Other Activities	12	12	12	12	-
Total sales	**8,598**	**10,047**	**10,692**	**12,285**	**12,192**

APPENDIX 2

Analysis of operating income by division

(in millions of euros)	1996	1997	1998	1999	2000
Lagardere Active	19	25	11	(4)	(9)
Book Publishing	34	41	46	52	58
Print Media	106	117	129	186	213
Distribution Services	38	44	48	48	61
Lagardère Media	197	227	234	282	323
Automobile	-	59	77	70	71
High Technologies	198	322	343	158	166
Transit Systems	8	4	-	-	-
Other Activities	(1)	(4)	(10)	10	12
Total operating income	**402**	**608**	**644**	**520**	**572**

APPENDIX 3

Analysis of net income by division

(in millions of euros)	1996	1997	1998	1999	2000
Lagardere Active	(3)	14	(15)	35	475
Book Publishing	27	28	31	31	36
Print Media	61	70	70	135	121
Distribution Services	33	35	42	39	42
Lagardère Media	118	147	128	240	674
Automobile	(22)	34	37	42	50
Transit Systems	7	7	-	-	-
High Technologies	88	176	249	60	17
Total division income	**191**	**364**	**414**	**342**	**741**
Other Activities	57	(49)	(10)	54	41
Income before goodwill amortization and minority interests	**248**	**315**	**404**	**396**	**782**
Amortization of goodwill and other intangibles	(30)	(40)	(67)	(51)	(167)
Net income before minority interests	**218**	**275**	**337**	**345**	**615**
Minority interests	(60)	(65)	(57)	(104)	(34)
Net income	**158**	**210**	**280**	**241**	**581**

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31

(in millions of euros)		2000	1999	1998
Operating revenues				
Net sales	*(note 1)*	12,192.3	12,284.8	10,692.5
Other operating revenues		735.8	490.7	362.3
Total operating revenues		**12,928.1**	**12,775.5**	**11,054.8**
Operating expenses				
Purchases and changes in inventories		(6,597.6)	(6,938.9)	(5,234.3)
Payroll costs		(2,445.0)	(2,439.3)	(2,123.4)
Depreciation, amortization and provisions		(445.3)	(416.7)	(363.1)
Other operating expenses		(2,867.8)	(2,460.7)	(2,690.1)
Total operating expenses		**(12,355.7)**	**(12,255.6)**	**(10,410.9)**
Operating income		**572.4**	**519.9**	**643.9**
Interest expense, net	*(note 2)*	**(110.3)**	**(23.1)**	**(0.9)**
Non-operating income (expenses), net	*(note 3)*	**651.5**	**16.4**	**(25.8)**
Preferred remuneration	*(note 4)*	(17.2)	(18.8)	(21.4)
Amortization of goodwill	*(note 16)*	(60.2)	(33.3)	(21.6)
Income taxes	*(note 5)*	(456.6)	(128.3)	(238.2)
Net income from companies accounted for by the equity method	*(note 12)*	35.6	12.3	0.9
Net income before minority interests		**615.2**	**345.1**	**336.9**
Minority interests	*(note 6)*	(34.2)	(104.1)	(56.9)
Net income		**581.0**	**241.0**	**280.0**

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31

ASSETS

(in millions of euros)		2000	1999	1998
Current assets				
Cash		1,118.5	681.2	634.9
Marketable securities	*(note 7)*	2,110.9	1,343.7	971.2
Trade receivables, net	*(note 8)*	2,040.7	2,129.0	1,901.7
Inventories, net	*(note 10)*	1,669.9	2,385.5	1,249.8
Other receivables, prepayments and deferred charges	*(note 11)*	1,770.7	1,957.2	978.4
Total current assets		**8,710.7**	**8,496.6**	**5,736.0**
Investments accounted for by the equity method	*(note 12)*	1,272.0	225.0	212.5
Other investments and non-current assets	*(note 13)*	1,367.5	882.7	740.5
Property, plant and equipment, net	*(note 15)*	1,870.7	1,457.8	1,103.0
Intangible assets, net	*(note 16)*	3,089.0	2,484.8	2,061.8
Fixed and other non-current assets		**7,599.2**	**5,050.3**	**4,117.8**
Total assets		**16,309.9**	**13,546.9**	**9,853.8**

LIABILITIES AND STOCKHOLDERS' EQUITY

(in millions of euros)		2000	1999	1998
Liabilities				
Trade payables		2,596.7	2,448.1	2,126.5
Advances on contracts and deferred income		1,722.5	2,082.4	813.6
Borrowings	*(note 17)*	2,798.7	1,989.6	1,477.9
Other payables and provisions		2,397.9	1,960.9	1,290.3
Reserves for risks and charges	*(note 19)*	2,489.6	1,831.8	1,283.3
Total liabilities		**12,005.4**	**10,312.8**	**6,991.6**
Permanent funds				
Perpetual subordinated notes	*(note 21)*	415.8	415.8	415.7
Minority interests	*(note 6)*	178.1	496.4	499.3
Total permanent funds		**593.9**	**912.2**	**915.0**
Stockholders' equity	*(note 22)*			
Common stock		838.9	747.3	731.6
Additional paid-in capital and retained earnings		2,871.7	1,574.6	1,215.6
Total stockholders' equity		**3,710.6**	**2,321.9**	**1,947.2**
Total permanent funds and stockholders' equity		**4,304.5**	**3,234.1**	**2,862.2**
Total liabilities and stockholders' equity		**16,309.9**	**13,546.9**	**9,853.8**

Commitments and contingent liabilities - see note 23.

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31

(in millions of euros)	2000	1999	1998
Net income	**581.0**	**241.0**	**280.0**
Adjustments to reconcile net income to net cash flows from operating activities:			
Minority interests in net income	34.2	104.1	56.9
Depreciation, amortization and provisions	694.4	433.7	400.7
Gains on disposal of fixed assets and investments, net of tax	(543.7)	(142.0)	(172.0)
Share of results of companies accounted for by the equity method	(35.5)	(12.3)	(0.9)
Dividends received from companies accounted for by the equity method	13.2	2.1	4.2
Net change in deferred taxes	(22.3)	(5.7)	17.7
Cash flows from operations	**696.3**	**620.9**	**586.6**
Net change in working capital requirements	170.5	283.5	(400.9)
Net cash flows from operations	**866.8**	**904.4**	**185.7**
Acquisitions of fixed assets	(421.7)	(453.6)	(309.5)
Long-term financial investments [1]	(1,387.4)	(814.9)	(378.5)
Proceeds from sales of fixed assets and investments, net of tax	1,145.4	410.1	238.7
Provision for taxes on Club-Internet capital gain	289.0	-	-
Decrease in other non-current assets	16.0	29.2	16.3
Increase in marketable securities	(921.7)	-	-
Net cash flows from investments	**(1,280.4)**	**(829.2)**	**(433.0)**
Net cash flows from operations and investments	**(413.6)**	**75.2**	**(247.3)**
Increase in borrowings	669.1	78.2	64.1
Issue of common stock in parent company [1]	33.5	53.1	8.1
Adjustment of minority interests from capital reorganization	26.2	0.2	3.1
Dividends paid to stockholders	(96.8)	(94.9)	(81.5)
Dividends paid to minority interests	(15.2)	(16.0)	(23.6)
Net cash flows from financing activities	**616.8**	**20.6**	**(29.8)**
Effect on cash of changes in group structure	182.1	326.1	33.0
Effect on cash of exchange rate fluctuations	13.5	28.8	(11.2)
Net increase (decrease) in cash	**398.8**	**450.7**	**(255.3)**
Net cash, beginning of year	**1,658.9**	**1,208.2**	**1,463.5**
Net cash, end of year	**2,057.7**	**1,658.9**	**1,208.2**

(1) The acquisition of the shares in Hachette Filipacchi Médias in 2000 through a share exchange offer was financed by an issue of new Lagardère SCA shares of € 989 million. This had no effect on net cash flows and is therefore not reflected in the above cash flow movements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements for the years 1998, 1999 and 2000 were prepared in French francs and translated into euros using the official rate fixed on January 1, 1999 (ie. € 1 = FRF 6.55957).

A - SIGNIFICANT EVENTS

1. Creation of the EADS Group

With a view to combining the aeronautical, space and defense activities of Aerospatiale Matra and Dasa, DaimlerChrysler, Lagardère and the French government agreed on October 14, 1999 to form EADS N.V. (European Aeronautic, Defence and Space company – EADS).

A separate agreement was made with the Spanish government on December 2, 1999 to integrate the activities of Construcciones Aeronáuticas (Casa) into EADS.
Pursuant to these agreements, the following operations took place:

- shares in EADS were issued in exchange for contributions made jointly by Aerospatiale Matra and Dasa;
- Aerospatiale Matra was liquidated by distribution to its stockholders of the shares in EADS already received;
- shares in EADS were issued in exchange for Casa's contributions;
- introduction of EADS shares on the stock market.

2. Lagardère's investment in EADS

On July 8, 2000, the general stockholders' meeting of Aerospatiale Matra approved the liquidation of Aerospatiale Matra and the distribution to stockholders of all shares in EADS already received by the company, in return for its contribution to EADS' activities, on the basis of one share in EADS for every share held in Aerospatiale Matra. Lagardère, holder of 133,216,965 shares in Aerospatiale Matra (33% of the capital), thus received 133,216,965 shares in EADS, equivalent to 16.5% of the capital of EADS after full completion of the formation and stock market flotation.

Most of these shares, representing 14.99% of the capital of EADS, were simultaneously transferred to a company called Désirade. Meanwhile, Société Istroise de Participations (Istroise), an investment company set up by French financial institutions (owned 50% by BNP Paribas and 50% by Axa), purchased 0.151% of the capital of EADS from the French government with a view to contributing these shares to Désirade. The acquisition of these shares was financed by an issue of Istroise convertible bonds redeemable in shares, fully subscribed by Lagardère, to be fully redeemed on July 1, 2003.

Following these contributions, Désirade's share capital was owned 99% by Lagardère and 1% by Istroise. Lagardère then sold 25% of the capital of Désirade to Istroise subject to a buy-back option exercisable in July 2003. As a result of these operations, Lagardère and Istroise hold interests in Désirade of 74% and 26% respectively.

Considering the substance of the convertible bond issue agreement and the buy-back option described above, Istroise's 26% stake in Désirade has been treated a wholly-owned Group investment.

Next, Désirade contributed its shares in EADS to a company called Sogeade as of the same date, i.e. July 8, 2000. At the same time, the French government contributed an identical number of EADS shares to Sogeade so that, following the two contributions, Désirade and the French government owned equal holdings in Sogeade. As Sogeade's investment in EADS amounts to 30.29%, Lagardère consolidates 15.14% of EADS.

3. Treatment of these operations in the Lagardère consolidated financial statements

The financial statements of Aerospatiale Matra have been proportionally consolidated at 33% for the period January 1 – June 30, 2000. In view of the joint control exercised by the French State, Lagardère and DaimlerChrysler, the financial statements of EADS are proportionally consolidated on a basis of 15.14% for the period July 1 – December 31, 2000.

To record the first inclusion of the EADS group as of July 1, 2000, the Group has used a method for joint venture accounting, as allowed by regulation 99-02 concerning consolidated financial statements. Under this method, assets and liabilities received are recorded at their book values in the accounts of the company acquired. The difference between the share in the net assets of Aerospatiale Matra previously held and the share in the equity of EADS received at July 1, 2000 (€ 101 million) was directly charged to consolidated stockholders' equity.

4. Recognition of excess shares in EADS

Shares received that have not been contributed to the French joint-holders of EADS represent 1.51% of the capital of EADS. These shares are classified as excess shares, and the Lagardère Group is contractually bound to resell them. The value of the shares in the consolidated financial statements is equivalent to 1.51% of EADS stockholders' equity at July 1, 2000, i.e. € 49 million, and is shown under marketable securities. During the second half of 2000, in execution of commitments made to its co-investors, the Group increased the portfolio of excess shares by € 85 million. These shares were also included in marketable securities. In compliance with Lagardère's contractual obligations, all of the excess shares were sold on the market in January 2001.

5. Contribution of the High Technologies business segment to Lagardère's consolidated financial statements

Details are provided in note 25.

B - PRINCIPLES OF CONSOLIDATION

1. Accounting standards

Lagardère's consolidated financial statements have been prepared in accordance with the accounting methods and principles stipulated by the standards and laws applicable in France. In particular, they comply with Standard 99-02 issued on April 29, 1999 by the French Accounting Standards Committee, which applies to consolidated financial statements published for fiscal years starting on or after January 1, 2000.

In implementing the new tax accounting rules introduced by this standard, the Group has recorded an increase in deferred tax liabilities of € 151 million for temporary timing differences between book and tax values of certain publication rights. As this is a change of method that affects differences originating in previous years, this amount was directly charged to consolidated stockholders' equity.

The financial statements of Banque Arjil & Cie, previously included under the equity method, are fully consolidated as of January 1, 2000.

The other new measures introduced by Standard 99-02 have no significant impact on the consolidated financial statements compared to the principles and methods previously applied.

2. Methods of consolidation

Included in the consolidated financial statements are all companies in which Lagardère controls directly or indirectly over 20% of the voting rights, with the exception of:

- companies of insignificant size; and
- NMPP, a cooperative company which distributes print media. Lagardère's 49% interest in NMPP is fixed in the by-laws and by statute. Specific rules pertaining to the management of this company preclude its consolidation into Lagardère.

The following consolidation methods are used:

- All subsidiaries in which Lagardère holds, directly or indirectly, more than 50% of the voting rights, or 40% if the Group exercises the management and no other stockholder holds a higher ownership interest, are fully consolidated.

- Companies which are controlled jointly with non-Group stockholders are accounted for on the proportional consolidation basis. All items are recorded in the consolidated financial statements in proportion to the Group's percentage ownership.

- Companies in which the Group directly or indirectly exercises considerable influence are consolidated under the equity method.

3. Changes in consolidated companies

Significant changes in companies consolidated in 2000 were as follows:

▷ *Lagardere Active:*

- In the Europe 1 Communication group:

- Lagardère Images (formerly ComDev Images), a 65% held company specializing in theme TV broadcasting (MCM, Canal J, Muzzik), was consolidated as of October 1, 1999.

- The 27.42% interest acquired in multiThématiques (€ 232 million) was included using the equity method as of August 1, 2000.

- In the Lagardere Active Broadband division (formerly the Multimedia division):

- Club-Internet was deconsolidated as of January 1, 2000 as a result of its sale in exchange for shares representing a holding of some 6.5% of T-Online at the time of the transaction. This holding is included under marketable securities.
- Grolier Inc. was sold and deconsolidated as of June 1, 2000.
- A 34% interest was acquired in CanalSatellite (€ 873 million) and consolidated under the equity method as of July 1, 2000.

In 1999, the Europe 1 Communication group was fully consolidated for the first half of the year, after accounting for the share of minority interests (55%) existing before the public share offer completed in June 1999.

▷ *Print Media:*

- Acquisition of a 75% interest in the photo agency Gamma, consolidated as of January 1, 2000.
- Sale of Heliocolor (Spanish printing company), deconsolidated as of October 1, 2000.

In addition, results for 2000 include the Fujin Gaho group's activities (Japan) over 12 months, compared with 10 months in 1999.

Lagardère SCA raised its interest in Hachette Filipacchi Médias (HFM), from 66.79% to 98.13%, following a public share exchange offer that was completed in June 2000. HFM's results of operations were fully consolidated for the first half of 2000, at 66.79%. A final purchase offer for the remaining HFM shares followed in August 2000, bringing Lagardère's interest to 100%. HFM's results of operations were fully consolidated for the

second half of the year, based on the 100% holding. This acquisition was financed by an issue of new Lagardère SCA shares (€ 989 million) and by the cost of the final purchase offer (€ 68 million). Goodwill arising therefrom amounts to € 675 million.

▷ *Hachette Distribution Services:*

• Acquisition of 100% of Duty Free Associates (DFA), a company operating press retail outlets in airports under concession agreements. This holding was consolidated as of August 1, 2000.

• The SGEC group (French city center press outlets) was sold and deconsolidated as of January 1, 2000.

▷ *Automobile:*

• The development and manufacturing activity of composite material parts for the automobile industry was contributed to a new company, Matra Venture Composites, 50% held by Matra Automobile and proportionally consolidated.

▷ *High Technologies:*

• Following the exchange of Aerospatiale Matra shares for EADS shares on July 8, 2000, EADS' accounts were included in the consolidated financial statements from July 1, 2000 using the proportional method, based on a 15.14% interest. In 1999 and for the first half of 2000, Aerospatiale Matra's accounts were consolidated using the proportional method, based on the 33% interest held by Lagardère. (See A - Significant events).

• Dassault Aviation, 45.76% held by EADS, is accounted for by the equity method in 2000. In 1999, it was proportionally consolidated.

▷ *Other Activities:*

• Banque Arjil & Cie was fully consolidated in 2000. Previously, the equity method was used.

4. Closing dates

Calendar closing dates apply to all subsidiaries, except for Europe 1 Communication group, for which the year-end is September 30.

5. Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries are translated into French francs as follows:

• balance sheet items are translated using official year-end exchange rates except for items relating to stockholders' equity where historical rates are used;

• income statements are translated using average exchange rates for the year;

• translation gains or losses are included in stockholders' equity.

6. Inter-company balances and transactions

All such items are eliminated on consolidation. Provisions attached to inter-company stockholdings and related receivables are also eliminated and released to consolidated stockholders' equity. Changes for the year are charged to the income statement.

7. Goodwill

Goodwill represents the difference between the purchase price of acquired businesses and the Group's share of their revalued net assets at the date of acquisition. The revaluation of assets is considered definitive at the end of the year following the first consolidation.

Goodwill is included in intangible assets and is amortized over a period of 20 years, except in those circumstances where a shorter period is considered more appropriate.

C - ACCOUNTING PRINCIPLES AND VALUATION METHODS

1. Marketable securities

Marketable securities are shown at the lower of cost and market value. Unrealized gains are not recorded.

2. Trade receivables

Customer receivables are booked at their recorded value, less allowances for doubtful accounts.

3. Inventories

Inventories are stated at purchase cost or at cost of production, according to methods appropriate to each division's activity.

Allowances are made for all inventories where realizable value is lower than cost, or where stock rotation statistics indicate that write-downs are necessary.

Profits included in inventories acquired from other group companies are eliminated when material.

4. Translation of transactions in foreign currency

Accounts receivable and payable in foreign currencies are translated into French francs at year-end rates. Unrealized exchange gains or losses are credited or charged to income.

Hedged transactions are translated at contracted rates.

Perpetual subordinated notes, together with the corresponding premiums on their issue, are translated at historical rates (see note 21).

5. Investments

Investments in non-consolidated subsidiaries are stated at cost, less provisions determined by reference to stock prices or other criteria such as strategic value.

Also included under this heading are premiums paid when issuing perpetual subordinated notes (see notes 17 and 21).

6. Property, plant and equipment

Depreciation is calculated using the straight line method based on the estimated useful lives of the assets as follows:

Buildings	6 2/3 to 40 years
Specialized installations and infrastructure	6 2/3 to 20 years
Machinery and industrial equipment	3 to 10 years
Other machinery, furniture, general installations and improvements	3 to 10 years

All significant financial leases have been restated and accounted for as assets purchased on credit.

7. Intangible assets

Intangible assets are recorded at cost when purchased.

Those arising on first consolidation are determined having regard to:

- turnover, gross margins and cash flow,
- market share and audience ratings,
- the on-going values of editorial assets and other intangibles.

Variable coefficients are applied to these parameters in order to determine publication and audience values. Publication rights and editorial assets and other intangibles are reviewed periodically and written down when their economic value is considered below cost. Patents and licenses are amortized over their useful lives.

8. Research and development costs

Research and development costs are expensed when incurred, except where financed by advances received under specific contracts.

9. Special accounting principles and valuation methods applicable to EADS operations

9.1. Aircraft sales contracts

Sales of aircraft that include value guarantee commitments are accounted for as operating leases when the risk associated with the value guarantee is considered material, in which case the aircraft are included in fixed assets and depreciated over their estimated useful lives.

9.2. Provisions for aircraft sales financing

Sales contracts for Airbus and ATR aircraft may include financial guarantees on behalf of the consortiums. Guarantees may be sole, joint (with engine manufacturers for example) or restricted to a ceiling defined in the contract. There are three main categories of financial guarantees:

- guarantees for lease payments,
- guarantees corresponding to the residual value of aircraft, or the repayment of the balance of outstanding borrowings;
- guarantees to contribute to financing the sale of certain aircraft.

Provisions for risks are recorded to cover future expenses considered probable within the scope of commitments corresponding to aircraft delivered. These guarantees may be provided by the consortiums or their subsidiaries in cases where the subsidiaries are counter-guaranteed by the consortiums.

9.3. Refundable advances

Refundable advances are recorded as Other payables and provisions.

9.4. Revenue recognition on long-term contracts

Profits on long-term contracts are recognized on the percentage of completion basis by applying the estimated profit margin on each contract to revenue earned to date. Full provision is immediately made on estimated losses on such contracts.

Revenue is generally recognized at the date of transfer of ownership determined by contract. However, if there is a significant gap between work-in-progress accumulated to date and the contractual date of transfer, revenue is recorded according to the percentage of completion method using pre-defined technical criteria.

Sales and profits from aviation contracts (aircraft and helicopters) are recognized only when the aircraft are delivered. All support costs are provided for.

10. Treasury stock

Treasury stock in Lagardère SCA is deducted from consolidated retained earnings.

11. Income taxes

Deferred taxes are calculated by the liability method for temporary timing differences between book and tax values of assets and liabilities.
When tax rates change, deferred tax balances are redetermined at the new rates, the adjustments being reflected in the year's tax charge.
At December 31, 2000, deferred taxes of the French companies in the Group have been calculated using the tax rates voted in France which will apply to the years in which deferred taxes are expected to reverse. The rate applying for the year 2000 was 37.77%, and will be 36.43% in 2001 and 35.43% thereafter.

Deferred tax assets are not recorded unless their recovery is clearly anticipated in the near future.

12. Retirement and similar benefits

For French companies, provisions for employee retirement and similar benefits, other than those provided for by the French Government system, are established using actuarial formulas and considering mortality

risks, turnover of personnel and other factors. These are set up in accordance with collective bargaining agreements.

Similar provisions are also established for foreign subsidiaries in accordance with local legislation and labor laws.

These calculations are updated each year. Variances arising from changes in actuarial present values of accumulated benefits are amortized over the average estimated remaining employment period.

Provisions are also made for commitments for seniority bonuses and other specific advantages acquired by personnel employed by certain subsidiaries, and for pensions of employees of US subsidiaries.

D - OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All figures are stated in millions of euros, except where otherwise specified).

1. Net sales

	2000	1999
France	4,165	4,455
Outside France	8,027	7,830
Net sales	**12,192**	**12,285**

Excluding High Technologies, sales were as follows:

	2000	1999
France	3,422	3,281
Outside France	4,964	4,747
Net sales (*)	**8,386**	**8,028**

(*) Excluding changes in group structure (- 4.5%) and exchange rates (+ 3.8%), Group sales increased by 5.2% between 1999 and 2000.

Geographical analysis of sales:

	2000	1999
France	4,165	4,455
Other European Union countries	3,774	3,364
Rest of Europe	727	807
USA and Canada	2,484	2,539
Middle East	288	300
Asia-Pacific	416	568
Other (Africa, South America)	338	252
Total	**12,192**	**12,285**

2. Interest expense, net

	2000	1999
Interest and similar expense, net	(88)	(96)
Income from investments	23	47
Net exchange loss	(17)	(18)
Other interest income (expense), net	(28)	44
Total interest expense, net (*)	**(110)**	**(23)**
(*) Of which: High Technologies	*(81)*	*(30)*

Other interest income, net, includes recurring items such as interest on customer receivables. It also includes dividends received from non-consolidated companies.

3. Non-operating income (expenses), net

	2000	1999
Net capital gains	851	166
Restructuring costs	(31)	(39)
Amortization and special write-downs of goodwill and other intangibles	(107)	(18)
Other non-operating expenses	(62)	(93)
Total non-operating income (expenses), net (*)	**651**	**16**
(*) Of which: Hight Technologies	*(32)*	*(17)*

Net capital gains principally arose from:

- In 2000, disposals of Club-Internet and Grolier Inc. (€ 843 million).

- In 1999, disposals of outdoor display interests (Giraudy: € 63 million; Publiprox: € 22 million); Skyrock (€ 29 million); and other interests sold by Aerospatiale Matra (€ 34 million, including in particular Nortel Matra Cellular and part of Matra Datavision business).

In 2000, the income tax charge on capital gains amounted to € 307 million (€ 24 million in 1999).

Restructuring costs in 2000 were mainly incurred in the High Technologies segment. In 1999, these costs related to the High Technologies, Print Media and Automobile divisions.

Write-downs of intangible assets related to the Lagardère Media segment for both 2000 and 1999.

Other non-operating items arose from:

- Costs incurred in connection with major merger and acquisition operations of the year, and provisions for risks (in 2000).
- Costs incurred by Aerospatiale Matra in connection with the contribution of Matra Hautes Technologies and the related privatization, and provisions for risks (in 1999).

4. Preferred remuneration

The 1988 perpetual subordinated notes are of a specific nature, consequently interest thereon is shown separately in the income statement as Preferred remuneration.

However, interest on perpetual subordinated notes issued in 1992 is included under interest expense as those notes were not issued under the same conditions.

5. Income taxes

Income tax charged to income is made up of:

	2000	1999
Taxes currently payable	(549)	(137)
Deferred taxes	92	9
Net income tax charge (*)	**(457)**	**(128)**
(*) Of which: High Technologies	*(69)*	*(54)*

The income tax charge in 2000 includes a provision of € 289 million for tax that will be due in future periods on the capital gain realized on the sale of Club-Internet.

Movements on deferred taxes in the period were as follows:

	Jan. 1, 2000	Charge to income	Other movements	Dec. 31, 2000
Deferred tax assets	172	-	-	549
Deferred tax liabilities	(142)	-	-	(375)
Net deferred tax assets (*)	**30**	**92**	**52**	**174**
(*) Of which: High Technologies	*28*	*62*	*195*	*285*

Unrecognized deferred tax assets at December 31, 2000 amounted to € 134 million, including € 55 million by EADS, against € 80 million at December 31, 1999.

"Other movements" recorded above arose principally from the recognition of deferred tax liabilities in respect of editorial rights in the US (€ - 151 million; See note B - 1 - Accounting standards), and changes in group structure related to the High Technologies segment (€ + 195 million).

At December 31, 2000, deferred tax assets and liabilities were as follows:

Timing differences	141
Tax credits	9
Deferred tax assets on tax loss carryforwards	24
Total	**174**

The following table presents a reconciliation of the effective tax charge for 2000 and the statutory tax charge calculated using the French standard rate.

Net income before income from companies at equity and minority interests	580
Amortization and write-down of goodwill and other intangibles	(167)
Income tax charge	(457)
Income before tax and amortization of intangibles	**1,204**
Statutory tax charge [1]	(455)
Effect on statutory tax charge of:	
Income taxed (deducted) at reduced rates	(2)
Tax loss carryforwards used in the year	35
Tax loss carryforwards arising in the year	(12)
Tax differentials on foreign subsidiary earnings	(25)
Limitation on deferred taxes	(32)
Change in deferred tax rates	(1)
Tax credits and similar	8
Permanent differences and other	27
Effective tax charge	**(457)**

(1) At the French standard rate

6. Minority interests

Minority interests in equity and income are as follows:

	Minority interests in equity		Minority interests in income	
Minority interests in:	**Dec. 31, 2000**	**Dec. 31, 1999**	**Dec. 31, 2000**	**Dec. 31, 1999**
Europe 1 Communication [(a)]	82	15	4	46
Hachette Filipacchi Médias [(b)]	29	386	16	44
High Technologies	34	66	5	8
Other	33	29	9	6
Total minority interests	**178**	**496**	**34**	**104**

(a) Increase resulting from the first consolidation of Lagardère Images.
(b) Decrease resulting from the public share exchange and final purchase offers.

7. Marketable securities

These investments are stated at the lower of cost and market value. Unrealized gains on marketable securities are not recorded.

	Dec. 31, 2000	Dec. 31, 1999
At cost	2,113	1,344
Provision for depreciation	(2)	-
Net book value	2,111	1,344
Market value at December 31	2,359	1,400
Unrealized gains at December 31	**248**	**56**

Marketable securities at December 31, 2000 include the recording during the year of T-Online securities (€ 836 million) and EADS excess shares (€ 134 million). Market value of EADS shares represents the price at which such shares were sold on January 9, 2001 (€ 365 million) resulting in a gain of € 231 million before tax to be recorded in 2001.

Amounts included in the above table for EADS were as follows:

	Dec. 31, 2000	Dec. 31, 1999
At cost	706	681
Provision for depreciation	-	-
Net book value	706	681
Market value at December 31	706	727
Unrealized gains at December 31	**0**	**46**

8. Trade receivables

	Dec. 31, 2000	Dec. 31, 1999
Trade receivables	2,181	2,362
Provision for doubtful accounts	(140)	(233)
Trade receivables, net (*)	**2,041**	**2,129**
(*) Of which: High Technologies	*792*	*952*

9. Maturities of trade and other receivables

Maturities at December 31, 2000 were:

	Less than one year	From one to 5 years	Over 5 years	Total
Long-term receivables	83	219	820	**1,122**
Advanced payments to suppliers	137	48	-	**185**
Trade and related receivables	1,890	151	-	**2,041**
Other debtors [a]	701	46	103	**850**
Total at December 31, 2000 (*)	**2,811**	**464**	**923**	**4,198**
(*) Of which: High Technologies	*1,007*	*318*	*383*	*1,708*

(a) Excluding deferred tax assets

10. Inventories, net

Inventories by division were:

	Dec. 31, 2000	Dec. 31, 1999
Lagardere Active	12	76
Book Publishing	238	232
Print Media	82	79
Distribution Services	187	145
Automobile	108	112
High Technologies	1,286	2,042
Total, at cost	**1,913**	**2,686**
Less: Allowances for slow moving inventory	(243)	(300)
Total inventories, net	**1,670**	**2,386**

The decrease in inventories for the High Technologies division is explained in note 15.

Allowances mainly relate to the Book Publishing and High Technologies divisions.

11. Other receivables, prepayments and deferred charges

	Dec. 31, 2000	Dec. 31, 1999
Advances to suppliers	185	261
Prepayments and deferred charges [a]	186	334
Other debtors	1,400	1,362
Total	**1,771**	**1,957**

(a) At December 31, 2000, these items principally include prepayments of a recurring nature totalling € 161 million, of which € 96 million were made by the High Technologies division.

12. Investments accounted for by the equity method

These were as follows:

	Group share of equity		Group share of income	
	Dec. 31, 2000	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 1999
CanalSatellite	874	-	1	-
MultiThématiques (Europe 1 Communication group)	192	-	(4)	-
Banque Arjil & Cie [a]	-	108	-	3
Amaury group	48	46	6	5
Éditions J'ai lu	9	8	1	1
SFEJIC	7	7	-	-
HRIC group	4	4	-	-
Centre Éducatif et Culturel	3	3	1	1
Matra Système	2	2	-	-
High Technologies [b]	129	42	34	2
Others	4	5	(3)	1
Total investments accounted for by the equity method	**1,272**	**225**	**36**	**13**

(a) Fully consolidated in 2000.
(b) Of which € 97 million in respect of Dassault Aviation as from January 1, 2000

The Group share of income from these investments is determined after deducting the amortization of goodwill related to them.

Increased investments accounted for by the equity method in 2000 principally reflect investments in CanalSatellite and multiThématiques.

13. Other investments and non-current assets

	Dec. 31, 2000	Dec. 31, 1999
Other investments, not consolidated	353	304
Other non-current assets	1,180	665
Gross value	1,533	969
Provision for depreciation	(166)	(86)
Other investments and non-current assets, net (*)	**1,367**	**883**
(*) Of which: High Technologies	*499*	*134*

Other non-current assets consist mainly of premiums and capitalized interest on perpetual subordinated notes issued in 1988 and 1992 (see notes 17 and 21). Also included are receivables under aircraft lease-financing agreements, which accounted for most of the increase in this account for the year.

Non-consolidated investments were analyzed as follows:

	Dec. 31, 2000	Dec. 31, 1999
Renault	68	68
High Technologies (*)	63	76
Midi Libre	10	8
La Dépêche du Midi	9	9
Bonnier	8	-
Keystone	8	-
Autofin	6	5
Phase 2 Media	6	3
Press Publishing Ltd	3	3
Europe 1 Communication group (*)	2	16
Others	62	52
Total other investments, net	**245**	**240**

(*) Investments held by the companies in the groups concerned.

14. Long-lived assets

Analysis by division:

	Dec. 31, 2000	Dec. 31, 1999
Lagardere Active	1,474	452
Book Publishing	236	236
Print Media	2,669	2,010
Distribution Services	325	292
Automobile	271	274
High Technologies	1,823	953
Other Activities	801	833
Net total	**7,599**	**5,050**

15. Property, plant and equipment

	Dec. 31, 2000	Dec. 31, 1999
Land	110	163
Buildings	1,079	1,035
Machinery and equipment	1,391	1,730
Construction in progress	98	123
Other	1,430	694
Gross value	4,108	3,745
Accumulated depreciation	(2,237)	(2,287)
Property, plant and equipment, net (*)	**1,871**	**1,458**
(*) Of which: High Technologies	*1,039*	*584*

Fixed assets include assets purchased under leasing contracts, which mainly relate to land and buildings, for € 222 million (1999 - € 284 million). The net book value of these assets was € 139 million (1999 - € 178 million).

The increase in other fixed assets arose principally in the High Technologies segment where aircraft leased under operating leases have been included in this caption in 2000. At December 31, 1999, such leased aircraft were included in inventories.

16. Intangible assets

	Dec. 31, 2000	Dec. 31, 1999
Intangibles other than goodwill:		
Research and development costs	37	40
Patents, licenses and trademarks	626	517
Publication rights and editorial assets	1,682	1,791
Other intangible assets	231	251
Gross value	2,576	2,599
Accumulated amortization and provisions	(749)	(712)
Total intangibles, other than goodwill, net	**1,827**	**1,887**
Goodwill, net	1,262	598
Total intangible assets, net (*)	**3,089**	**2,485**
(*) Of which: High Technologies	*157*	*195*

Capitalized research and development costs are those financed by subsidies which are recorded as liabilities for equivalent amounts.

Research and development costs for the High Technologies segment written off in 2000 amounted to € 232 million.

Publication rights and editorial assets, representing a total net value of € 1,580 million at December 31, 2000 (1999 - € 1,673 million), mainly derive from the allocation of part of the excess cost of investments over the net assets of the subsidiaries listed below:

	Dec. 31, 2000	Dec. 31, 1999
Hachette Filipacchi Magazines Inc.	960	948
Rusconi	204	204
Grolier Inc.	-	96
Hachette Fujin Gaho	77	82
Nice Matin	76	76
Hachette Livre Edition (Hatier group)	50	50
Hachette Filipacchi Médias	32	32
Quillet group	29	35
Salvat group	27	27
Hachette Filipacchi SA (Spain)	24	24
Elle UK	22	22
Total publication rights and editorial assets, net	**1,501**	**1,596**

Goodwill relates to the following subsidiaries:

	Net book value		Amortization charge	
	Dec. 31, 2000	Dec. 31, 1999	Dec. 31, 2000	Dec. 31, 1999
Lagardère [(a)]	53	59	6	6
Hachette Filipacchi Médias [(b)]	706	50	20	3
Europe 1 Communication group	167	151	7	6
Hatier group	43	46	3	3
Orion group	32	34	2	2
Nice Matin	25	27	2	3
Lapker group	19	20	1	1
Gamma agency	18	-	2	-
Extrapole	13	13	-	-
DFA	12	-	-	-
SGEL (Coedis)	9	10	-	-
D3	5	-	-	-
Legion group	-	1	1	2
High Technologies	139	168	8	5
Banque Arjil group	-	-	4	-
Other	21	19	4	2
Total goodwill, net of amortization	**1,262**	**598**	**60**	**33**

(a) Goodwill arising from the acquisition of Matra Hachette shares prior to the merger with Lagardère.
(b) Increase arising from the public share purchase offer and the final purchase of minority interests (€ 675 million).

17. Borrowings

Maturities at December 31, 2000 were:

	Less than one year	From one to 5 years	Over 5 years	Total
Perpetual subordinated notes, 1992	-	-	287	**287**
Participating borrowings	2	6	-	**8**
Bonds	64	125	-	**189**
Bank borrowings	940	250	162	**1,352**
Leasing contracts	34	97	259	**390**
Other	30	41	149	**220**
Short-term borrowings	353	-	-	**353**
Total borrowings at December 31, 2000 (*)	**1,423**	**519**	**857**	**2,799**
Total borrowings at December 31, 1999 (*)	714	807	469	**1,990**
(*) Of which: High Technologies				
At December 31, 2000	*259*	*145*	*471*	*875*
At December 31, 1999	*175*	*470*	*72*	*717*

These borrowings were due in the following currencies at December 31, 2000:

	Rate of exchange	Currencies borrowed (millions)	Euro equivalents (millions)
Euro zone	-	-	2,084
US dollars	1.075	527	567
Yen	0.0092	5,065	47
Swiss francs	1.52	4	3
Pounds sterling	1.60	35	56
Other	-	-	42
Total	**-**	**-**	**2,799**

Excluding EADS' indebtedness, approximately 96% of the above borrowings bear interest at variable rates.

Perpetual subordinated notes issued in 1992:
Matra Hachette SA issued a loan in this form in December 1992 for € 287 million.
The interest on this loan is at 6 months' Pibor plus 1.45%, payable half-yearly in arrears.

This loan differs from the 1988 perpetual subordinated loan (see note 21 below) for the following reasons:

- An agreement was made to transfer this debt to a finance company, at par, at the end of year 15 from issue, with interest subsequent to that date being waived.
- The possibility of deferring payment of interest is exercisable if:
  - dividends are not paid to stockholders; and if
  - consolidated results show a loss higher than a quarter of net equity plus perpetual subordinated debt.

For these reasons, this loan has not been classified as part of Other permanent funds. Interest expense thereon is not shown under Preferred remuneration but is included under Interest expense.

Premiums paid are included under Other investments and non-current assets, as are the premiums paid for perpetual subordinated notes issued in 1988.

18. Foreign exchange and interest rate risks

18.1. Exchange rate risks

The Group's exposure to foreign exchange rate risks arises from the conduct of its business in foreign countries or from commercial and investment transactions carried out in foreign currencies. It is the Group's policy to reduce this exposure by entering into foreign currency hedging instruments.

Whenever possible, foreign operations are financed through borrowings denominated in the subsidiary's local currency. In addition, major foreign subsidiaries, principally in the US, may use derivative financial instruments in order to reduce future earnings volatility and guarantee the exchange rate at which their net income will be translated at year-end for inclusion in the consolidated financial statements.
For commercial transactions, principally made by EADS, net cash flows resulting from purchases and

sales in foreign currencies are hedged through the use of foreign currency forward and option contracts.

For financial transactions, the only major risk of currency fluctuations relates to the servicing in US dollars of the perpetual subordinated notes issued in 1988. This exchange risk is covered by forward purchases of US dollars.

18.2. Interest rate risks

The Group's net cash surplus (cash in hand plus marketable securities, excluding shares) earns interest generally at short-term interest rates prevailing on the market. The significant amount of such surplus provides an effective cover against interest rate fluctuations on variable-rate borrowings.

Long-term borrowings include:
- Borrowings and other loans maintained at original fixed rates (bond borrowings and certain real estate leasing commitments), and borrowings at variable rates covered by fixed-rate contracts over long periods.
- Other long-term borrowings, maintained at variable rates, or partly covered by fixed-rate contracts or covered by contracts over short periods.

Short-term borrowings are spread over many companies and countries. Use of such borrowings fluctuates, and they are therefore maintained at variable rates.

The risk concerning variable interest payable on perpetual subordinated notes issued in 1988 (classified as permanent funds in the consolidated balance sheet) is hedged 100% by fixed-rate contracts.

The Group does not make use of derivatives other than to hedge interest rate risks on financial assets or liabilities.

19. Reserves for risks and charges

	Dec. 31, 2000	Dec. 31, 1999
Loss at completion and market risks	129	188
Restructuring costs	182	166
Litigation	201	170
Warranties	88	273
Deferred tax liabilities	375	142
Retirement and similar indemnities	554	267
Negative goodwill	-	15
Other	961	611
Total reserves for risks and charges (*)	**2,490**	**1,832**
(*) Of which: High Technologies	*1,237*	*814*

The reserve for litigation covers the Group share of risks identified at year-end.

Warranty risk reserves include specific provisions for guarantees and returns, as well as statistical estimates appropriate to each sector of activity.

Deferred tax liabilities increased principally as a result of new provisions for publication rights of the Print Media division in the US (see note B - 1 - Accounting standards).

The reserve for retirement and similar indemnities increased principally as a result of provisions recorded by the German companies in the EADS group.

Other reserves cover:
- financial commitments, including a € 175 million reserve in the High Technologies segment in respect of the stock market price guarantee of Aerospatiale Matra's stock relative to the CAC 40 index. This guarantee was granted to the French State as part of the agreements that were signed when Aerospatiale Matra was formed, and was subsequently passed on to EADS' stock. The reserve is for the maximum potential liability of the Group.
- reserves for re-purchases of stock options,
- other subsidiary company risks.

20. Reserve for retirement and similar benefits

Total commitments for retirement and similar benefits, calculated as described in item 12 under Accounting principles and valuation methods, as compared to amounts provided for in the balance sheet were as follows:

	Dec. 31, 2000	Dec. 31, 1999
Reserves for retirement and similar benefits included in the balance sheet (*)	554	267
Incremental cost arising from the recalculation of actuarial present values of accumulated benefits	20	40
Total commitments	**574**	**307**
(*) Of which: High Technologies		
- Balance sheet reserve	*465*	*176*
- Incremental cost	*20*	*40*

Total charges recorded in the income statement amounted to € 14 million in 2000 and € 24 million in 1999.

Assumptions used by French companies for the determination of their commitments were as follows:

	Dec. 31, 2000	Dec. 31, 1999
Rate of return	5.5%	5%
Projected wage increases	3%	3%

21. Perpetual subordinated notes

These relate to perpetual subordinated notes issued by Matra SA and Hachette SA in 1988 for USD 250 million and USD 200 million respectively, recorded in the balance sheet at historical rates, for € 231 million and € 185 million. The notes are issued for an unlimited period, the interest rate being 6 months' Libor plus 1.10%. Interest is deferred if no dividend is paid to stockholders.
Following an agreement with a finance company, premiums of USD 65 million and USD 52 million were paid in exchange for the transfer of the servicing of the debt to the finance company, from year sixteen until the liquidation of the company.

These premiums are classified under Other investments and non-current assets. Interest income, calculated actuarially, is added each year to these premiums.

Given their perpetual nature, the notes and corresponding premiums are translated into French francs at historical rates.

22. Stockholders' equity

	Common stock	Additional paid-in capital and retained earnings	Translation adjustment	Treasury stock	Total
Equity at January 1, 1999	**732**	**1,318**	**(68)**	**(35)**	**1,947**
Dividends paid		(95)			**(95)**
Capital increase [(a)]	16	37			**53**
Translation adjustment			176		**176**
1999 net income		241			**241**
Equity at December 31, 1999	**748**	**1,501**	**108**	**(35)**	**2,322**
Dividends paid		(97)			**(97)**
Capital increase [(b)]	91	931			**1,022**
Translation adjustment			23		**23**
Other changes [(c)]		(140)			**(140)**
2000 net income		581			**581**
Equity at December 31, 2000	**839**	**2,776**	**131**	**(35)**	**3,711**

(a) Options exercised (€ 28 million) and shares subscribed under the Group Savings Plan (€ 25 million).
(b) Options exercised (€ 15 million), shares subscribed under the Group Savings Plan (€ 18 million), and shares issued on the occasion of the public share exchange offer for Hachette Filippachi Médias (€ 989 million).
(c) Deferred tax liabilities relating to US publication rights (€ -151 million); adjustment arising from first consolidation of EADS (€ -101 million); capital gains (net of tax) on sale of treasury stock (€ +49 million); and elimination of goodwill on the acquisition of Grolier Inc. (sold in 2000) charged to stockholders' equity upon acquisition in 1988 (€ +63 million, net of amortization).

23. Commitments and contingent liabilities

Lagardère and its subsidiaries, excluding EADS

Principal commitments at December 31, 2000:

Guarantees under contracts	
◦ Guarantees to reimburse advances, and performance guarantees (*)	73
Financial guarantees	
◦ Guarantees on behalf of non-consolidated subsidiaries	9
◦ Other	367

Counter-guarantees were obtained at December 31, 2000 as follows:
(*) Guarantees under contracts *54*

Financial instruments used to hedge positions on currency and interest rates, excluding perpetual subordinated notes issued in 1988 and 1992:

- Forward sales of currencies	5
- Forward purchases of currencies	10
- Other exchange rate contracts (notional amounts):	
◦ Interest rate swaps	216
◦ Caps and floors	39

Financial hedges relating to perpetual subordinated notes issued in 1988 and 1992 were as follows:

- Forward purchases of currencies, for interest payable on 1988 notes	143
- Exchange rate contracts, for notional amount at discounted value of 1988 notes	371
- Interest rate swaps, for notional amount of perpetual subordinated notes:	
• 1988 notes	1,296
• 1992 notes	357

EADS

Under aircraft sales contracts, EADS group companies grant financing guarantees. The net amount of these guarantees, calculated on the basis of the 15.14% interest in EADS, was € 47 million at December 31, 2000.

Other commitments of EADS consist of guarantees of indebtedness, contractual guarantees and commitments as to contractual performances.

24. Employees

	2000	1999
Lagardere Active	1,983	3,706
Book Publishing	3,399	3,574
Print Media	8,584	8,900
Distribution Services	12,918	12,320
Automobile	3,329	3,319
High Technologies	13,459	17,287
Other Activities	230	179
Total employees	**43,902**	**49,285**

In the above table, employees of companies proportionally consolidated are included at the percentage interest held by Lagardère.

25. Contribution of the High Technologies segment to Lagardère's consolidated financial statements

In the tables presented in the following pages, the "High Technologies" column shows this segment's contributions to consolidated financial statements, based on the following percentages, corresponding to:

- for balance sheet items: 15.14% of EADS accounts at December 31, 2000;
- for the statement of income and statement of cash flows: 33% of Aerospatiale Matra's accounts for the first half of 2000, and 15.14% of EADS' accounts for the second half of 2000 (see note A - 3, page 78).

CONSOLIDATED STATEMENT OF INCOME AT DECEMBER 31, 2000

(in millions of euros)		Lagardère Group *excl. High* Technologies 2000	High Technologies 2000	Total *Lagardère* Group 2000
Operating revenues				
Net sales	*(note 1)*	8,385.9	3,806.4	12,192.3
Other operating revenues		434.0	301.8	735.8
Total operating revenues		**8,819.9**	**4,108.2**	**12,928.1**
Operating expenses				
Purchases and changes in inventories		(4,179.2)	(2,418.4)	(6,597.6)
Payroll costs		(1,476.4)	(968.6)	(2,445.0)
Depreciation, amortization and provisions		(265.8)	(179.5)	(445.3)
Other operating expenses		(2,492.3)	(375.5)	(2,867.8)
Total operating expenses		**(8,413.7)**	**(3,942.0)**	**(12,355.7)**
Operating income		**406.2**	**166.2**	**572.4**
Interest expense, net	*(note 2)*	**(29.0)**	**(81.3)**	**(110.3)**
Non-operating income (expenses), net	*(note 3)*	**683.6**	**(32.1)**	**651.5**
Preferred remuneration	*(note 4)*	(17.2)	-	(17.2)
Amortization of goodwill	*(note 16)*	(51.7)	(8.5)	(60.2)
Income taxes	*(note 5)*	(387.2)	(69.4)	(456.6)
Net income from companies accounted for by the equity method	*(note 12)*	1.8	33.8	35.6
Net income before minority interests		**606.5**	**8.7**	**615.2**
Minority interests	*(note 6)*	(29.5)	(4.7)	(34.2)
Net income		**577.0**	**4.0**	**581.0**

CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2000

ASSETS

(in millions of euros)		Lagardère Group excl. High Technologies Dec. 31, 2000	High Technologies Dec. 31, 2000	Total Lagardère Group Dec. 31, 2000
Current assets				
Cash		627.8	490.7	1,118.5
Marketable securities	*(note 7)*	1,404.6	706.3	2,110.9
Trade receivables, net	*(note 8)*	1,248.4	792.3	2,040.7
Inventories, net	*(note 10)*	497.0	1,172.9	1,669.9
Other receivables, prepayments and deferred charges	*(note 11)*	817.6	953.1	1,770.7
Total current assets		**4,595.4**	**4,115.3**	**8,710.7**
Investments accounted for by the equity method	*(note 12)*	1,143.4	128.6	1,272.0
Other investments and non-current assets	*(note 13)*	868.7	498.8	1,367.5
Property, plant and equipment, net	*(note 15)*	831.8	1,038.9	1,870.7
Intangible assets, net	*(note 16)*	2,931.9	157.1	3,089.0
Fixed and other non-current assets		**5,775.8**	**1,823.4**	**7,599.2**
Total assets		**10,371.2**	**5,938.7**	**16,309.9**

LIABILITIES AND STOCKHOLDERS' EQUITY

(in millions of euros)		Lagardère Group excl. High Technologies Dec. 31, 2000	High Technologies Dec. 31, 2000	Total Lagardère Group Dec. 31, 2000
Liabilities				
Trade payables		1,754.9	841.8	2,596.7
Advances on contracts and deferred income		25.0	1,697.5	1,722.5
Borrowings	*(note 17)*	1,923.6	875.1	2,798.7
Other payables and provisions		1,408.7	989.2	2,397.9
Reserves for risks and charges	*(note 19)*	1,427.2	1,062.4	2,489.6
Total liabilities		**6,539.4**	**5,466.0**	**12,005.4**
Permanent funds				
Perpetual subordinated notes	*(note 21)*	415.8	-	415.8
Minority interests	*(note 6)*	144.7	33.4	178.1
Total permanent funds		**560.5**	**33.4**	**593.9**
Stockholders' equity	*(note 22)*			
Common stock		838.9	-	838.9
Additional paid-in capital and retained earnings		2,432.4	439.3	2,871.7
Total stockholders' equity		**3,271.3**	**439.3**	**3,710.6**
Total permanent funds and stockholders' equity		**3,831.8**	**472.7**	**4,304.5**
Total liabilities and stockholders' equity		**10,371.2**	**5,938.7**	**16,309.9**

Commitments and contingent liabilities - see note 23.

CONSOLIDATED STATEMENT OF CASH FLOWS AT DECEMBER 31, 2000

(in millions of euros)	Lagardère Group excl. High Technologies 2000	High Technologies 2000	Total Lagardère Group 2000
Net income	**577.0**	**4.0**	**581.0**
Adjustments to reconcile net income to net cash flows from operating activities:			
Minority interests in net income	29.6	4.6	34.2
Depreciation, amortization and provisions	471.6	197.5	669.4
(Gains) losses on disposal of fixed assets and investments, net of tax	(552.0)	8.3	(543.7)
Share of results of companies accounted for by the equity method	(1.9)	(33.6)	(35.5)
Dividends received from companies accounted for by the equity method	5.6	7.6	13.2
Net change in deferred taxes	(29.9)	7.6	(22.3)
Cash flows from operations	**500.0**	**196.3**	**696.3**
Net change in working capital requirements	24.5	146.0	170.5
Net cash flows from operations	**524.5**	**342.3**	**866.8**
Acquisitions of fixed assets	(264.7)	(157.0)	(421.7)
Long-term financial investments	(1,275.3)	(112.1)	(1,387.4)
Proceeds from sales of fixed assets and investments, net of tax	1,085.7	59.7	1,145.4
Provision for taxes on Club-Internet capital gain	289.0	-	289.0
Decrease in other non-current assets	17.8	(1.8)	16.0
Increase in marketable securities	(836.2)	(85.5)	(921.7)
Net cash flows from investments	**(983.7)**	**(296.7)**	**(1,280.4)**
Net cash flows from operations and investments	**(459.2)**	**45.6**	**(413.6)**
Increase in borrowings	693.5	(24.4)	669.1
Issue of common stock in parent company	33.5	-	33.5
Adjustment of minority interests from capital reorganization	26.2	-	26.2
Dividends paid to stockholders	(86.7)	(10.1)	(96.8)
Dividends paid to minority interests	(15.2)	-	(15.2)
Net cash flows from financing activities	**651.3**	**(34.5)**	**616.8**
Effect on cash of changes in group structure	(189.7)	371.8	182.1
Effect on cash of exchange rate fluctuations	8.6	4.9	13.5
Net increase in cash	**11.0**	**387.8**	**398.8**
Net cash, beginning of year	**850.0**	**808.9**	**1,658.9**
Net cash, end of year	**861.0**	**1,196.7**	**2,057.7**

FULLY CONSOLIDATED COMPANIES AT DECEMBER 31, 2000

Company	Head office	Registration number	% holding	% control
LAGARDERE ACTIVE				
Europe 1 Communication group				
EUROPE 1 COMMUNICATION	MONTE CARLO, Monaco	775 751 779	99.17	99.32
13 PRODUCTION	6 A, Rue Crinas Prolongée - 13007 MARSEILLE, France	332 148 303	62.89	95.00
AMAYA FILMS	25, Rue François 1er - 75008 PARIS, France	350 562 237	66.20	100.00
ATLANTIQUE DROITS AUDIOVISUELS	28, Rue François 1er - 75008 PARIS, France	388 301 079	66.20	100.00
ATLANTIQUE PRODUCTIONS	25, Rue François 1er - 75008 PARIS, France	324 873 421	66.20	100.00
BELVÉDÈRE PRODUCTIONS	25, Rue François 1er - 75008 PARIS, France	350 492 757	66.20	100.00
BR COM	28, Rue François 1er - 75008 PARIS, France	421 379 108	49.58	50.00
C.E.R.T.	SARREBRÜCKEN, Germany		98.92	99.75
CANAL J	91 bis, Rue du Cherche Midi - 75006 PARIS, France	343 508 048	35.29	100.00
CANAL J INTERNATIONAL	91 bis, Rue du Cherche Midi - 75006 PARIS, France	342 059 466	32.88	100.00
Cie DES CHAINES THÉMATIQUES	15, Rue Cognac-Jay - 75007 PARIS, France	392 810 263	64.46	100.00
DEMD PRODUCTIONS	27, Rue Marbeuf - 75008 PARIS, France	339 948 309	66.20	100.00
EDI POLOGNE	28, Rue François 1er - 75008 PARIS, France	420 304 180	59.50	100.00
ÉDITIONS MUSICALES FRANCOIS 1ER	25, Rue François 1er - 75008 PARIS, France	381 649 771	66.26	100.00
EUROPA PLUS FRANCE	26 bis, Rue François 1er - 75008 PARIS, France	354 076 176	77.35	78.00
EUROPA PLUS MEDIEN BETEILIGUNGS	SARREBRÜCKEN, Germany		99.17	100.00
EUROPE 1 IMMOBILIER	26 bis, Rue François 1er - 75008 PARIS, France	622 009 959	89.16	90.00
EUROPE 1 TÉLÉCOMPAGNIE	26 bis, Rue François 1er - 75008 PARIS, France	542 168 463	99.04	100.00
EUROPE 2 COMMUNICATION	26 bis, Rue François 1er - 75008 PARIS, France	339 696 072	99.13	100.00
EUROPE 2 ENTREPRISES	28, Rue François 1er - 75008 PARIS, France	352 819 577	99.13	100.00
EUROPE 2 PRAGUE	PRAGUE, Czech Republic		99.17	100.00
EUROPE AUDIOVISUEL	26 bis, Rue François 1er - 75008 PARIS, France	309 001 477	66.20	100.00
EUROPE COMMUNICATION SERVICES	28, Rue François 1er - 75008 PARIS, France	353 057 854	99.17	100.00
EUROPE DÉVELOPPEMENT INTERNATIONAL	28, Rue François 1er - 75008 PARIS, France	388 404 717	99.17	100.00
EUROPE FM	28, Rue François 1er - 75008 PARIS, France	405 188 871	99.16	100.00
EUROPE IMAGES CONSEIL	25, Rue François 1er - 75008 PARIS, France	381 651 744	66.26	100.00
EUROPE IMAGES INTERNATIONAL	25, Rue François 1er - 75008 PARIS, France	339 412 611	66.20	100.00
EUROPE NEWS	26 bis, Rue François 1er - 75008 PARIS, France	343 508 750	99.04	99.99
EUROPE RÉGIES	28, Rue François 1er - 75008 PARIS, France	383 085 883	99.16	100.00
EUROPE RÉGIES RÉGIONS	28, Rue François 1er - 75008 PARIS, France	329 209 993	99.16	100.00
FILMS D'ICI	12, Rue Clavel - 75019 PARIS, France	329 460 448	48.32	73.00
GMT PRODUCTIONS	27, Rue Marbeuf - 75008 PARIS, France	342 171 667	66.20	100.00
HACHETTE PREMIÈRE	25, Rue François 1er - 75008 PARIS, France	334 805 686	66.20	100.00
HIT FM	28, Rue François 1er - 75008 PARIS, France	331 100 446	91.74	90.04
IMAGE ET COMPAGNIE	8, Place Boulnois -75017 PARIS, France	334 027 620	66.20	100.00
IMAGES ET SON CONSEIL	MONTE CARLO, Monaco		99.17	100.00
INFINITIV	PRAGUE, Czech Republic		99.17	100.00
IRS FRANCE	28, Rue François 1er - 75008 PARIS, France	378 394 258	99.15	100.00
JLR PRODUCTIONS	32, Rue d'Armaillé - 75017 PARIS, France	348 015 491	66.20	100.00
KANOKO BV	AMSTERDAM, Netherlands		59.50	60.00
LAGARDÈRE IMAGES	28, Rue François 1er - 75008 PARIS, France	334 595 881	64.46	65.00
LAGARDÈRE THÉMATIQUES	32, Rue François 1er - 75008 PARIS, France	350 787 594	32.88	51.00
LÉO PRODUCTIONS	126, Avenue Victor Hugo - 92100 BOULOGNE, France	383 160 942	33.10	50.00
MCM AFRICA	109, Rue du Faubourg St-Honoré - 75008 PARIS, France	411 205 628	22.03	67.00
MCM CLASSIQUE JAZZ-MUZZIK	109, Rue du Faubourg St-Honoré - 75008 PARIS, France	403 183 148	38.55	100.00

Company	Head office	Registration number	% holding	% control
LAGARDERE ACTIVE (continued)				
MCM INTERNATIONAL	109, Rue du Faubourg St-Honoré - 75008 PARIS, France	384 939 484	32.88	100.00
PALETTE PRODUCTION	140, Rue de Rivoli - 75001 PARIS, France	398 762 955	47.04	74.80
PARIS NEWS	32, Rue d'Armaillé - 75017 PARIS, France	417 778 727	66.20	100.00
PERFORMANCES	28, Rue François 1er - 75008 PARIS, France	327 655 551	94.05	94.84
PROMOTION ET SPECTACLES D'EUROPE 1	26 bis, Rue François 1er - 75008 PARIS, France	632 042 495	99.05	100.00
R. R. M. PRAGUE	PRAGUE, Czech Republic		99.17	100.00
RÉGIE 1	28, Rue François 1er - 75008 PARIS, France	383 154 663	50.37	51.00
RÉGIE RADIO MUSIC	26 bis, Rue François 1er -75008 PARIS, France	341 949 923	99.16	100.00
RFM ENTREPRISES	28, Rue François 1er - 75008 PARIS, France	400 283 768	99.16	100.00
RG EUROPA 1 (FREKVENCE 1)	PRAGUE, Czech Republic		93.47	94.25
SANTÉ-VIE	28, Rue François 1er - 75008 PARIS, France	413 357 336	32.88	51.00
SATEL J	91 bis, Rue du Cherche Midi - 75006 PARIS, France	380 100 485	35.29	100.00
SOCOMHA	10, Rue Sadi Carnot - 14000 CAEN, France	347 736 597	99.13	100.00
TECHNISONOR	25, Rue François 1er - 75008 PARIS, France	542 088 604	66.20	100.00
TÉLÉPAR	32, Rue François 1er - 75008 PARIS, France	612 039 164	66.20	100.00
TOP 50	25, Rue François 1er - 75008 PARIS, France	307 718 320	66.20	100.00
TV MÉTÉO	15, Rue Cognac-Jay - 75007 PARIS, France	393 326 285	64.46	100.00
LAGARDERE ACTIVE	121, Avenue de Malakoff - 75216 PARIS cedex 16, France	428 705 537	100.00	100.00
EUROPEINFOS	11, Rue de Cambrai - 75927 PARIS cedex 19, France	415 096 502	100.00	100.00
FRANCE CONTACT DISTRIBUTION	ZAC des Luats - 94350 VILLIERS-SUR-MARNE, France	394 516 548	100.00	100.00
H. F. G. (formerly Hachette Filipacchi Grolier)	11, Rue de Cambrai - 75927 PARIS cedex 19, France	399 923 531	51.00	100.00
H. L. I. G. (formerly Hachette Livre Interactive Grolier)	11, Rue de Cambrai - 75927 PARIS cedex 19, France	400 678 777	100.00	100.00
HACHETTE MULTIMÉDIA DIFFUSION	11, Rue de Cambrai - 75927 PARIS cedex 19, France	421 043 423	100.00	100.00
HACHETTE MUTIMÉDIA	11, Rue de Cambrai - 75927 PARIS cedex 19, France	390 287 407	100.00	100.00
LAGARDERE ACTIVE BROADBAND (formerly Grolier Interactive Europe)	11, Rue de Cambrai - 75927 PARIS cedex 19, France	343 611 208	100.00	100.00
LAGARDERE ACTIVE BROADBAND FINANCES (formerly Grolier Interactive Finances)	121, Avenue de Malakoff - 75216 PARIS cedex 16, France	395 039 720	100.00	100.00
LAGARDERE ACTIVE BROADBAND MANAGEMENT	11, Rue de Cambrai - 75927 PARIS cedex 19, France	420 442 428	100.00	100.00
LE STUDIO	11, Rue de Cambrai - 75927 PARIS cedex 19, France	420 919 904	99.80	99.80
MÉDIANE INTERACTIVE	ZAC des Luats - 94350 VILLIERS-SUR-MARNE, France	413 777 012	100.00	100.00
MÉDIANET TECHNOLOGIES	11, Rue de Cambrai - 75927 PARIS cedex 19, France	400 231 148	99.99	99.99
MUSIC IN EUROPE	11, Rue de Cambrai - 75927 PARIS cedex 19, France	428 782 536	99.56	100.00
NET PRESS	11, Rue de Cambrai - 75927 PARIS cedex 19, France	399 279 652	100.00	100.00
PLURIMÉDIA SPECTACLES	11, Rue de Cambrai - 75927 PARIS cedex 19, France	334 937 563	99.96	99.96
RTM PRODUCTIONS Inc.	BRENTWOOD, USA		100.00	100.00
SYMAH	121, Avenue de Malakoff - 75216 PARIS cedex 16, France	345 075 709	100.00	100.00
SYMAH VISION	27, Rue Jean Bleuzen BP 47 - 92174 VANVES cedex, France	353 386 642	100.00	100.00
TÉLÉVISION HOLDINGS	121, Avenue de Malakoff - 75216 PARIS cedex 16, France	401 570 502	99.99	99.99
Legion group				
LEGION GROUP SA	121, Avenue de Malakoff - 75216 PARIS cedex 16, France	388 581 555	100.00	100.00
FABIAN HOLDINGS BV	AMSTERDAM, Netherlands		100.00	100.00
GREENLAND INTERACTIVE Ltd	LONDON, United Kingdom		50.00	50.00
LEGION A.S (NORWAY)	OSLO, Norway		100.00	100.00
LEGION COMMUNICATION TAIWAN COMPANY Ltd	TAIPEI, Taiwan		100.00	100.00

Company	Head office	Registration number	% holding	% control
LAGARDERE ACTIVE (continued)				
LEGION INTERNATIONAL S.A.	121, Avenue de Malakoff - 75216 PARIS cedex 16 , France	399 120 229	100.00	100.00
LEGION UK Ltd	LONDON, United Kingdom		100.00	100.00
LEGION MULTIMEDIA ASIA Pte Ltd	SINGAPORE		100.00	100.00
LEGION POLSKA Sp Zoo	WARSAW, Poland		100.00	100.00
LEGION INTERACTIVE (formerly Legion Telecall) Pty Ltd	SYDNEY, Australia		100.00	100.00
LEGION TELEKOMMUNIKATION GmbH	DUSSELDORF/FRG, Germany		100.00	100.00
TELECOM SCANDINAVIA	COPENHAGUE, Denmark		100.00	100.00

Company	Head office	Registration number	% holding	% control
BOOK PUBLISHING				
HACHETTE LIVRE	43, Quai de Grenelle - 75905 PARIS cedex 15, France	602 060 147	100.00	100.00
HATIER DÉVELOPPEMENT	1, Avenue Gutemberg - 78316 MAUREPAS cedex, France	302 655 089	100.00	100.00
BIBLIO PARTICIPATIONS	43, Quai de Grenelle - 75905 PARIS cedex 15, France	377 627 583	100.00	100.00
CALMANN LÉVY	3, Rue Auber 75009 PARIS, France	572 082 279	67.31	67.31
DIFFULIVRE	SAINT SULPICE, Switzerland		100.00	100.00
EDDL	5, Rue du Pont de Lodi - 75006 PARIS, France	403 202 252	100.00	100.00
ÉDITION N°1	43, Quai de Grenelle - 75905 PARIS cedex 15, France	312 285 745	100.00	100.00
ÉDITIONS CLASSIQUES D'EXPRESSION FRANÇAISE (EDICEF)	58, Rue Jean Bleuzen - 92170 VANVES, France	702 011 297	100.00	100.00
ÉDITIONS GÉRARD DE VILLIERS	43, Quai de Grenelle - 75905 PARIS cedex 15, France	343 581 609	90.00	90.00
ÉDITIONS GRASSET ET FASQUELLE	61, Rue des Saints Pères - 75006 PARIS, France	562 023 705	85.07	85.07
ÉDITIONS JEAN-CLAUDE LATTES	17, Rue Jacob - 75006 PARIS, France	682 028 659	100.00	100.00
ÉDITIONS STOCK	27, Rue Cassette - 75006 PARIS, France	612 035 659	100.00	100.00
FERNAND HAZAN ÉDITEUR	31, Rue Fleurus - 75006 PARIS, France	562 030 221	99.94	99.97
H.L. 93	43, Quai de Grenelle - 75905 PARIS cedex 15, France	390 674 133	100.00	100.00
H.L. 99	LONDON, United Kingdom		100.00	100.00
H.L. FINANCES	58, Rue Jean Bleuzen - 92170 VANVES, France	384 562 070	99.87	99.96
HACHETTE COLLECTIONS (formerly Hachette Fascicules)	43, Quai de Grenelle - 75905 PARIS cedex 15, France	395 291 644	100.00	100.00
HACHETTE FASCICOLI	MILAN, Italy		100.00	100.00
HACHETTE PARTWORKS Ltd	LONDON, United Kingdom		100.00	100.00
LE LIVRE DE PARIS	58, Rue Jean Bleuzen - 92170 VANVES, France	542 042 114	100.00	100.00
LIBRAIRIE ARTHEME FAYARD	75, Rue des Saints Pères - 75006 PARIS, France	562 136 895	99.89	99.89
LIBRAIRIE GÉNÉRALE FRANÇAISE (L.G.F.)	43, Quai de Grenelle - 75905 PARIS cedex 15, France	542 086 749	79.99	80.00
NOUVELLES ÉDITIONS MARABOUT	ALLEUR, Belgium		100.00	100.00
PHARE INTERNATIONAL	43, Quai de Grenelle - 75905 PARIS cedex 15, France	428 783 765	90.00	90.00
SYLEMMA ANDRIEU	Place du Moulin-Wette - 60120 BONNEUIL-LES-EAUX, France	711 720 458	100.00	100.00
WATTS PUBLISHING GROUP Ltd (formerly The Watts Group)	LONDON, United Kingdom		100.00	100.00

Hatier group

Company	Head office	Registration number	% holding	% control
CENTRE DE TRAITEMENT DES RETOURS	137, Route de Corbeil - Lieudit Balizy - 91160 LONGJUMEAU, France	381 737 519	100.00	100.00
EDELSA	MADRID, Spain		100.00	100.00
EDITORA HATIER Ltda	CURITIBA PR, Brazil		100.00	100.00
GRAPHISMES	63, Boulevard Raspail - 75006 PARIS, France	652 002 981	100.00	100.00
GROUPE HATIER INTERNATIONAL	31, Rue de Fleurus - 75006 PARIS, France	572 079 093	100.00	100.00
HATIER LITTÉRATURE GÉNÉRALE	8, Rue Assas - 75006 PARIS, France	383 990 181	100.00	100.00
LES ÉDITIONS DIDIER	13, Rue de l'Odéon - 75006 PARIS, France	313 042 541	100.00	100.00
LES ÉDITIONS FOUCHER	31, Rue de Fleurus - 75006 PARIS, France	352 559 066	100.00	100.00
LES ÉDITIONS HATIER	8, Rue d'Assas - 75006 PARIS, France	352 585 624	100.00	100.00
LIBRAIRIE PAPETERIE NATIONALE	CASABLANCA, Morocco		100.00	100.00
RAGEOT ÉDITEUR	6, Rue d'Assas - 75006 PARIS, France	572 022 978	100.00	100.00
S.C.I. ASSAS RASPAIL	8, Rue d'Assas - 75006 PARIS, France	315 844 431	100.00	100.00
S.C.I. BANNIER SARAN	8, Rue d'Assas - 75006 PARIS, France	319 556 510	100.00	100.00
S.C.I. DU 63 BOULEVARD RASPAIL	63, Boulevard Raspail - 75006 PARIS, France	315 830 034	100.00	100.00
S.C.I. DU 8/8bis RUE D'ASSAS	8, Rue d'Assas - 75006 PARIS, France	315 844 423	100.00	100.00

Company	Head office	Registration number	% holding	% control
BOOK PUBLISHING *(continued)*				
Salvat group				
SALVAT EDITORES S.A	BARCELONA, Spain		100.00	100.00
HACHETTE LATINOAMERICA	MEXICO CITY, Mexico		100.00	100.00
PAGSA	BARCELONA, Spain		100.00	100.00
SALVAT EDITORES ARGENTINA S.A.	BUENOS AIRES, Argentina		99.99	99.99
SALVAT EDITORES PORTUGAL	LISBON, Portugal		100.00	100.00
SALVAT S.A. DE DISTRIBUCION	BARCELONA, Spain		100.00	100.00
Orion group				
ORION PUBLISHING GROUP Ltd	LONDON, United Kingdom		71.54	71.54
CASSEL EDUCATIONAL	LONDON, United Kingdom		71.54	100.00
CASSEL PLC	LONDON, United Kingdom		71.54	100.00
CASSEL PUBLISHERS	LONDON, United Kingdom		71.54	100.00
GEORGE WEIDENFELD & NICHOLSON Ltd	LONDON, United Kingdom		71.54	100.00
JM DENT & SONS Ltd	LONDON, United Kingdom		71.54	100.00
LITTLE HAMPTON BOOK SERVICE Ltd	LONDON, United Kingdom		71.54	100.00
ORION BOOK Ltd	LONDON, United Kingdom		71.54	100.00

Company	Head office	Registration number	% holding	% control
PRINT MEDIA				
HACHETTE FILIPACCHI MÉDIAS	149, Rue Anatole France - 92534 LEVALLOIS-PERRET cedex, France	642 015 440	100.00	100.00
HACHETTE FILIPACCHI PRESSE	149, Rue Anatole France - 92534 LEVALLOIS-PERRET cedex, France	582 101 424	99.97	99.97
AGENCE GÉNÉRALE D'IMAGE	104, Boulevard Arago - 75014 PARIS, France	379 412 000	74.98	75.00
ALTA TECHNOLOGIA EDITORIALE	MILAN, Italy		99.97	100.00
COLOMBIER 58	149, Rue Anatole France - 92534 LEVALLOIS-PERRET cedex, France	351 183 611	99.94	99.98
COMUNICACION Y PUBLICACIONES	BARCELONA, Spain		73.37	74.00
COMPAGNIE IMMOBILIÈRE EUROPA	149, Rue Anatole France - 92534 LEVALLOIS-PERRET cedex, France	407 662 329	99.98	100.00
COMPAGNIE INTERNATIONALE DE PRESSE ET DE PUBLICITÉ (C.I.P.P.)	MONTE CARLO, Monaco		50.97	50.98
CORSE PRESSE	214, Route de Grenoble - 06200 NICE, France	423 375 922	99.69	99.99
ELLE HONG KONG	HONG KONG, China		99.97	100.00
EUROPEAN GRAPHIC GROUP (E2G)	20, Rue du Bois Chaland - 91090 LISSES, France	392 731 824	99.97	100.00
EUROSUD PUBLICITÉ	248, Avenue Roger Salengro - 13015 MARSEILLE, France	071 800 098	97.78	99.95
EXCELSIOR FILIPACCHI	1, Rue du Colonel Pierre Avia - 75015 PARIS, France	393 471 461	50.87	51.00
EXPLORER	104, Boulevard Arago - 75014 PARIS, France	722 056 991	74.98	100.00
EXPLOITATION COMMERCIALE D'ÉDITIONS DE PRESSE	149, Rue Anatole France - 92534 LEVALLOIS-PERRET cedex, France	300 938 826	99.97	100.00
F.E.P. U.K. Limited	LONDON, United Kingdom		99.97	100.00
FILM OFFICE DISTRIBUTION	47, Rue Sadi Carnot - 92000 NANTERRE, France	421 287 129	99.89	99.92
FILM OFFICE ÉDITIONS	149, Rue Anatole France - 92534 LEVALLOIS-PERRET cedex, France	572 028 959	99.97	100.00
FINANCIÈRE COMBOUL	47, Rue Sadi Carnot - 92000 NANTERRE, France	423 101 971	99.96	100.00
FRANK SPOONER PICTURES	LONDON, United Kingdom		74.98	100.00
GAMMA PRESSE IMAGE	70, Rue Jean Bleuzen - 92170 VANVES, France	672 002 987	74.98	100.00
GAMMA IMAGES	70, Rue Jean Bleuzen - 92170 VANVES, France	339 163 388	74.98	100.00
GICORBEIL	17, Cours Valmy - 92800 PUTEAUX, France	348 672 536	48.99	49.00
GRAPHIC BROCHAGE	Parc de Pontillaud - 77340 PONTAULT COMBAULT, France	407 944 933	99.97	100.00
HACHETTE ANNONS AB	STOCKHOLM, Sweden		99.97	100.00
HACHETTE DIGITAL PRESSE (formerly Hachette Disney Presse)	10, Rue Thierry Le Luron - 92592 LEVALLOIS-PERRET cedex, France	391 341 526	98.97	100.00
HACHETTE FILIPACCHI S.A.	MADRID, Spain		99.11	99.14
HACHETTE FILIPACCHI 2000 SPOL	PRAGUE, Czech Republic		50.99	51.00
HACHETTE FILIPACCHI AGEA PUBLICACIONES	BUENOS AIRES, Argentina		50.99	51.00
HACHETTE FILIPACCHI ASSOCIÉS	149, Rue Anatole France - 92534 LEVALLOIS-PERRET cedex, France	324 286 319	99.97	100.00
HACHETTE FILIPACCHI AUSTRALIE	SYDNEY, Australia		99.97	100.00
HACHETTE FILIPACCHI GLOBAL ADVERTISING	23, Rue Baudin - 92303 LEVALLOIS-PERRET, France	350 277 059	99.72	99.88
HACHETTE FILIPACCHI HOLDINGS	NEW YORK, USA		99.97	100.00
HACHETTE FILIPACCHI HONG KONG Ltd	HONG KONG, China		99.97	100.00
HACHETTE FILIPACCHI INTERACTIONS	149, Rue Anatole France - 92534 LEVALLOIS-PERRET cedex, France	415 262 724	99.95	99.98
HACHETTE FILIPACCHI INTERDECO	23, Rue Baudin - 92303 LEVALLOIS-PERRET cedex, France	321 376 600	99.97	100.00
HACHETTE FILIPACCHI INVESTISSEMENTS	149, Rue Anatole France - 92534 LEVALLOIS-PERRET cedex, France	339 257 172	99.98	99.99
HACHETTE FILIPACCHI MAGAZINES Inc	NEW YORK, USA		99.97	100.00
HACHETTE FILIPACCHI NORGE AS	OSLO, Norway		99.97	100.00
HACHETTE FILIPACCHI POLSKA	WARSAW, Poland		99.97	100.00
HACHETTE FILIPACCHI PRESSE FINANCES	149, Rue Anatole France - 92534 LEVALLOIS-PERRET cedex, France	410 208 136	99.97	100.00
HACHETTE FILIPACCHI PRESSE POLSKA HOLDINGS	WARSAW, Poland		99.97	100.00
HACHETTE FILIPACCHI PRESS ZAO	MOSOW, Russia		99.97	100.00
HACHETTE FILIPACCHI PUBLICACOES LDA	LISBON, Portugal		99.11	100.00
HACHETTE FILIPACCHI SOUTH AFRICA	JOHANNESBURG, South Africa		99.97	100.00
HACHETTE FILIPACCHI SVERIGE AB	STOCKHOLM, Sweden		99.97	100.00

Company	Head office	Registration number	% holding	% control
PRINT MEDIA (continued)				
HACHETTE FILIPACCHI TAIWAN	TAIPEI, Taiwan		99.97	100.00
HACHETTE FUJIN GAHO	TOKYO, Japan		99.97	100.00
HACHETTE INTERDÉCO S.A.	MADRID, Spain		99.32	100.00
HACHETTE MAGAZINE VDB	AMSTERDAM, Netherlands		50.99	51.00
HACHETTE SVERIGE HB	STOCKHOLM, Sweden		99.97	100.00
HACHETTE TIMES MEDIA	JOHANNESBURG, South Africa		50.99	51.00
HAFIMAGE	149, Rue Anatole France - 92534 LEVALLOIS-PERRET cedex, France	431 716 413	99.85	99.88
IMÉDIA PRESSE	14, Avenue Pierre Mendès France - 67300 SCHILTIGHEIM, France	339 301 467	99.91	99.94
IMPRIMERIE HELIO CORBEIL (I.H.C.)	4, Boulevard de Crète - 91814 CORBEIL-ESSONNES cedex, France	999 990 146	99.97	100.00
INTERDÉCO	23, Rue Baudin - 92303 LEVALLOIS-PERRET cedex, France	345 404 040	99.97	100.00
INTERDÉCO MULTIMÉDIA	23, Rue Baudin - 92303 LEVALLOIS-PERRET cedex, France	407 529 320	99.95	100.00
INTERMAG	23, Rue Baudin - 92303 LEVALLOIS-PERRET cedex, France	382 841 930	99.97	100.00
INTERNATIONAL MEDIA HOLDING BV	AMSTERDAM, Netherlands		99.97	100.00
INTERNATIONAL PUBLICATIONS HOLDING	AMSTERDAM, Netherlands		99.97	100.00
LA PROVENCE	248, Avenue Roger Salengro - 13015 MARSEILLE, France	056 806 813	99.79	99.83
LA RÉPUBLIQUE	11, Rue Mirabeau - 83000 TOULON, France	549 500 635	99.69	99.69
MÉDIA INGÉNIERIE CONSEIL	Le Clémenceau - 47, Rue Sadi Carnot - 92000 NANTERRE, France	334 068 319	99.97	100.00
MÉDIA SUD	248, Avenue Roger Salengro - 13015 MARSEILLE, France	303 971 774	96.52	96.72
MONTREUX PUBLICATIONS	MONTREUX, Switzerland		50.09	50.10
NICE MATIN	214, Route de Grenoble - 06290 NICE cedex 3, France	955 801 204	74.26	92.87
PRESSINTER	149, Rue Anatole France - 92534 LEVALLOIS-PERRET cedex, France	407 679 026	99.96	100.00
PUBLICACIONES HACHETTE FILIPACCHI	MADRID, Spain		89.54	100.00
PUBLICATIONS FRANCE MONDE	149, Rue Anatole France - 92534 LEVALLOIS-PERRET cedex, France	562 113 787	99.94	99.97
PUBLICATIONS GROUPE LOISIRS (P.G.L.)	149, Rue Anatole France - 92534 LEVALLOIS-PERRET cedex, France	338 195 720	99.97	100.00
PUBLINICE SERVICES	19 A, Rue Alphonse 1er - 06200 NICE, France	970 800 181	74.19	99.90
QUILLET S.A.	149, Rue Anatole France - 92534 LEVALLOIS-PERRET cedex, France	542 043 971	99.96	99.99
RÉGISCOPE	133, Avenue des Champs Elysées - 75008 PARIS, France	662 025 451	51.00	51.00
ROTOCALCOGRAFICA	MILAN, Italy		99.97	100.00
RUSCONI DISTRIBUZIONE	MILAN, Italy		99.97	100.00
RUSCONI EDITORE	MILAN, Italy		99.97	100.00
RUSCONI PUBBLICITA	MILAN, Italy		99.97	100.00
S.T.P.P.	10, Rue Thierry Le Luron - 92592 LEVALLOIS-PERRET cedex, France	732 053 491	99.97	100.00
SOCIÉTÉ DE CONCEPTION DE PRESSE	149, Rue Anatole France - 92534 LEVALLOIS-PERRET cedex, France	399 732 932	79.97	99.99
SOCIÉTÉ D'ÉDITION DE PRESSE AUTOMOBILE	151, Rue Anatole France - 92598 LEVALLOIS-PERRET cedex, France	380 554 139	99.87	99.88
SOCIÉTÉ D'EXPLOITATION DES AGENCES DE PRESSE	7/9, Rue de la Bourse - 75002 PARIS, France	391 817 467	99.97	100.00
SOCIÉTÉ D'INFORMATION ET DE PUBLICATION	151, Rue Anatole France - 92598 LEVALLOIS-PERRET cedex, France	324 864 172	99.75	99.88
SOCIÉTÉ NOUVELLE DE CONCEPTION DE PRESSE	149, Rue Anatole France - 92534 LEVALLOIS-PERRET cedex, France	399 732 932	49.98	49.99
SOGIDE	149, Rue Anatole France - 92534 LEVALLOIS-PERRET cedex, France	311 845 226	59.98	59.99
SONODIP	151, Rue Anatole France - 92598 LEVALLOIS-PERRET cedex, France	712 003 516	99.97	100.00
STILL PRESS AGENCY	70, Rue Jean Bleuzen - 92170 VANVES, France	321 253 379	74.98	100.00
TELEREVISTAS	MADRID, Spain		99.97	100.00
Telephone Publishing group				
TELEPHONE PUBLISHING	MADRID, Spain		71.75	72.40
SISTEMAS TELEFONICOS AUXILIARES	MADRID, Spain		71.75	100.00
GABINETE ASTROLOGICO	MADRID, Spain		71.75	100.00
VALOR ANADIDO TELEFONICO	MADRID, Spain		71.75	100.00
TELEFONIA DE FUTURO	MADRID, Spain		71.75	100.00

Company	Head office	Registration number	% holding	% control
DISTRIBUTION SERVICES				
HACHETTE DISTRIBUTION SERVICES	2, Rue Lord Byron - 75008 PARIS, France	330 814 732	100.00	100.00
AÉROBOUTIQUE ALTA 2F	126, Rue Jules Guesde - 92300 LEVALLOIS-PERRET, France	418 054 680	99.88	100.00
AÉROBOUTIQUE FRANCE	126, Rue Jules Guesde - 92300 LEVALLOIS-PERRET, France	380 193 938	100.00	100.00
AÉROBOUTIQUE INFLIGHT RETAIL	126, Rue Jules Guesde - 92300 LEVALLOIS-PERRET, France	408 053 809	65.88	65.88
AÉROBOUTIQUE PHOTO/ VIDÉO/SON	126, Rue Jules Guesde - 92300 LEVALLOIS-PERRET, France	417 988 615	100.00	100.00
AMP	BRUSSELS, Belgium		92.42	92.42
AGH HOLDING	126, Rue Jules Guesde - 92300 LEVALLOIS-PERRET, France	398 414 482	50.00	50.00
AGH NICE	126, Rue Jules Guesde - 92300 LEVALLOIS-PERRET, France	965 800 782	49.97	99.90
AGH ORLY SNC	126, Rue Jules Guesde - 92300 LEVALLOIS-PERRET, France	388 222 846	50.00	100.00
AGH PARTICIPATIONS	126, Rue Jules Guesde - 92300 LEVALLOIS-PERRET, France	398 414 136	49.94	99.88
ALVADIS	BRUSSELS, Belgium		92.42	100.00
CHAUSSEM	BRUSSELS, Belgium		92.41	99.99
CURTIS CIRCULATION COMPANY	PENNSAUKEN, USA		90.00	90.00
DISTRIDIJLE	MALINES, Belgium		92.42	100.00
DISTRILIM	HASSELT, Belgium		92.42	100.00
DISTRINEWS	BRUSSELS, Belgium		92.42	100.00
DISTRISUD	LIEGE, Belgium		92.18	99.74
DISTRIVESDRE	VERVIERS, Belgium		78.56	85.00
DISTRIWEST NV	REKKEM, Belgium		78.56	85.00
DUTY FREE ASSOCIATES	114, Avenue Charles De Gaulle - 92522 NEUILLY-SUR-SEINE cedex, France	423 402 312	100.00	100.00
DYNAPRESSE	CAROUGE, Switzerland		62.28	100.00
EASTERN LOBBY SHOPS	NEW YORK, USA		100.00	100.00
HACHETTE DISTRIBUTION ET SERVICES	BRUSSELS, Belgium		92.42	100.00
HACHETTE DISTRIBUTION INC.	PENNSAUKEN, USA		100.00	100.00
H.D.S. CANADA	MONTREAL, Canada		100.00	100.00
H.D.S. DEUTSCHLAND	HUERTH HERMUELHEIM, Germany		100.00	100.00
H.D.S. EINZELHANDEL	DIETZENBACH, Germany		100.00	100.00
H.D.S. HONGRIE	BUDAPEST, Hungary		100.00	100.00
H.D.S. POLSKA	WARSAW, Poland		100.00	100.00
H.D.S. UK LTD	LONDON, United Kingdom		100.00	100.00
INMEDIO	GDANSK, Poland		100.00	100.00
INTERNATIONAL PRESS DISTRIBUTORS LTD	LONDON, United Kingdom		100.00	100.00
I.B.D.	OSTENDE, Belgium		92.42	100.00
MARLENE	NEW CALEDONIA	B 083 071	50.00	50.00
NAVILLE	CAROUGE, Switzerland		62.28	100.00
NAVISTAR	114, Avenue Charles De Gaulle - 92522 NEUILLY-SUR-SEINE cedex, France	380 253 518	100.00	100.00
O.L.F.	FRIBOURG, Switzerland		62.28	100.00
PAYOT NAVILLE DISTRIBUTION	FRIBOURG, Switzerland		62.28	65.00
PAYOT S.A.	LAUSANNE, Switzerland		62.26	99.97
PETITE PLANÈTE	114, Avenue Charles De Gaulle - 92522 NEUILLY-SUR-SEINE cedex, France	403 493 158	100.00	100.00
PRESS LOGISTICS SERVICES	LONDON, United Kingdom		100.00	100.00
PRESS RELAY / RMD - DELTA	NEW YORK, USA		83.00	83.00
PRESS RELAY LOGAN	NEW YORK, USA		87.00	87.00
PRESS RELAY WASHINGTON NATIONAL	NEW YORK, USA		90.00	90.00
PRESS-SHOP ALG	BRUSSELS, Belgium		75.55	81.75
RELAIS H	126, Rue Jules Guesde - 92300 LEVALLOIS-PERRET, France	542 095 336	100.00	100.00
SAARBACH	HUERTH HERMUELHEIM, Germany		75.10	75.10

Company	Head office	Registration number	% holding	% control
DISTRIBUTION SERVICES *(continued)*				
SARESCHRI	114, Avenue Charles De Gaulle - 92522 NEUILLY-SUR-SEINE cedex, France	418 459 566	50.00	50.00
SCSC	126, Rue Jules Guesde - 92300 LEVALLOIS-PERRET, France	431 960 004	100.00	100.00
SIGMA	MADRID, Spain		50.00	50.00
SOCIEDAD GENERAL ESPANOLA DE LIBRERIA (SGEL)	MADRID, Spain		100.00	100.00
SPECIAL INTEREST	DIETZENBACH, Germany		75.10	100.00
TAHITI ALIZÉE	TAHITI, Polynesia	B 57 47	45.00	45.00
ZENDIS	78, Boulevard de la République - 92100 BOULOGNE-BILLANCOURT, France	433 983 893	90.00	90.00
Extrapole group				
HACHETTE DISTRIBUTION SERVICES FRANCE	Centre Commercial Régional de Belle Épine - 94320 THIAIS, France	389 540 378	100.00	100.00
EXTRAPOLE POLSKA	WARSAW, Poland		99.99	100.00
EXTRAPOLE SA (formerly Extrapole Ivry)	Centre Commercial Régional de Belle Épine - 94320 THIAIS, France	413 653 569	99.99	100.00
LE FURET DU NORD	37, Rue Jules Guesde - 59160 LOMME, France	459 500 864	85.89	85.90
Lapker group				
LAPKER	BUDAPEST, Hungary		80.01	80.01
BAKONYHIR	BUDAPEST, Hungary		80.01	100.00
BUVIHIR	BUDAPEST, Hungary		80.01	100.00
DELHIR	BUDAPEST, Hungary		80.01	100.00
ESZAKHIR	BUDAPEST, Hungary		80.01	100.00
HIRKER	BUDAPEST, Hungary		80.01	100.00
KOROSHIR	BUDAPEST, Hungary		80.01	100.00
PANNONHIR	BUDAPEST, Hungary		80.01	100.00
PELSOHIR	BUDAPEST, Hungary		80.01	100.00
RABAHIR	BUDAPEST, Hungary		80.01	100.00
RONAHIR	BUDAPEST, Hungary		80.01	100.00
AUTOMOBILE				
MATRA AUTOMOBILE	4, Rue de Presbourg - 75116 PARIS, France	318 353 661	100.00	100.00
D3	11, rue Paul Bert - 92400 COURBEVOIE, France	343 952 545	90.00	90.00

Company	Head office	Registration number	% holding	% control
OTHER ACTIVITIES				
LAGARDÈRE SCA	4, Rue de Presbourg - 75116 PARIS, France	320 366 446		
C. V. T.	3, Av. du Centre - 78180 MONTIGNY LE BRETONNEUX, France	304 233 406	99.93	99.93
DARIADE	121, Avenue de Malakoff - 75216 PARIS cedex 16, France	400 231 072	100.00	100.00
DIVIANE	121, Avenue de Malakoff - 75216 PARIS cedex 16, France	403 081 722	99.98	99.99
HACHETTE S.A.	4, Rue de Presbourg - 75116 PARIS, France	402 345 128	100.00	100.00
HACHETTE BOOK GROUP Inc	NEW YORK, USA		100.00	100.00
HACHETTE PRODUCTIONS Inc.	NEW YORK, USA		100.00	100.00
HOLPA	121, Avenue de Malakoff - 75216 PARIS cedex 16, France	572 011 526	100.00	100.00
LAGARDÈRE NORTH AMERICA, Inc	NEW YORK, USA		100.00	100.00
M C P	121, Avenue de Malakoff - 75216 PARIS cedex 16, France	377 628 698	100.00	100.00
M N C	121, Avenue de Malakoff - 75216 PARIS cedex 16, France	345 078 927	100.00	100.00
M.P. 55	121, Avenue de Malakoff - 75216 PARIS cedex 16, France	344 646 021	100.00	100.00
M.P. 65	121, Avenue de Malakoff - 75216 PARIS cedex 16, France	348 971 854	99.42	99.42
M.P. 98	121, Avenue de Malakoff - 75216 PARIS cedex 16, France	387 941 636	99.41	100.00
MATRA HACHETTE GÉNÉRAL	121, Avenue de Malakoff - 75216 PARIS cedex 16, France	348 991 167	100.00	100.00
MATRA PARTICIPATIONS	4, Rue de Presbourg - 75116 PARIS, France	303 600 902	100.00	100.00
MATRAVISION INC	NEW YORK, USA		99.98	99.98
SOFRIMO	121, Avenue de Malakoff - 75216 PARIS cedex 16, France	569 803 687	99.99	99.99
SOGEMAT PARTICIPATIONS	121, Avenue de Malakoff - 75216 PARIS cedex 16, France	337 625 719	99.76	99.76
Banque Arjil et Cie group				
BANQUE ARJIL ET CIE	43, Rue Vineuse 75116 PARIS, France	320 366 453	99.92	99.94
ARJIL & ASSOCIATES Ltd	19, Buckingham Street LONDON WC2N 6EF, United Kingdom		99.92	99.94
ARJIL & ASSOCIES BANQUE	43, Rue Vineuse 75116 PARIS, France	315 782 490	99.92	99.94
ARJIL & CIE ESPAGNE	6, Calle Fortuny 28010 MADRID, Spain		99.92	99.94
ARJIL PARTICIPATIONS	43,Rrue Vineuse 75116 PARIS, France	380 044 891	99.92	99.94
ARJIM	43, Rue Vineuse 75116 PARIS, France	418 883 203	99.92	99.94
BERYL EXPANSION	43, Rue Vineuse 75116 PARIS, France	352 168 736	99.92	99.94
OMNIUM AZURIEN D'INVESTISSEMENTS	43, Rue Vineuse 75116 PARIS, France	344 957 063	99.92	99.94
Transit Systems group				
MATRA TRANSPORT	4, Rue de Presbourg - 75116 PARIS, France	662 000 447	100.00	100.00
MATRA TRANSFINEX	4, Rue de Presbourg - 75116 PARIS, France	343 607 255	100.00	100.00
MATRA TRANSIT Inc	ILLINOIS, USA		100.00	100.00
SOFIMATRANS	4, Rue de Presbourg - 75116 PARIS, France	325 646 388	100.00	100.00

PROPORTIONALLY CONSOLIDATED COMPANIES AT DECEMBER 31, 2000

Company	Head office	Registration number	% holding	% control
LAGARDERE ACTIVE				
Europe 1 Communication group				
EURO RADIO SAAR	SARREBRÜCKEN, Germany		44.63	45.00
EUROPE RÉGIES OUEST	16, Avenue Henry Fréville - 35200 RENNES, France	404 391 542	48.59	49.00
EUROZET	WARSAW, Poland		29.16	49.00
RADIOZET	WARSAW, Poland		29.16	49.00
RRM WARSAW	WARSAW, Poland		29.16	49.00
BOOK PUBLISHING				
DISNEY HACHETTE ÉDITION	43, Quai de Grenelle - 75015 PARIS, France	384 094 769	50.00	50.00
HARLEQUIN S.A.	83/85, Boulevard Vincent Auriol - 75013 PARIS, France	318 671 591	50.00	50.00
PRINT MEDIA				
BAYARD HACHETTE ROUTAGE	5, Avenue Louis Braille - 91423 MORANGIS CEDEX, France	326 966 660	49.97	49.99
DISNEY HACHETTE PRESSE	10, Rue Thierry Le Luron - 92592 LEVALLOIS-PERRET, France	380 254 763	49.99	49.00
EDIZIONI ITALO FRANCESI (EDIF)	MILAN, Italy		49.99	50.00
ELLE VERLAG	MUNICH, Germany		49.99	50.00
HACHETTE / EMAP MAGAZINE Ltd	LONDON, United Kingdom		49.99	50.00
HACHETTE FILIPACCHI POST COMPANY Ltd	BANGKOK, Thailand		48.99	49.00
HAFIBA	37 bis, Rue de Villiers - 92200 NEUILLY-SUR-SEINE, France	410 476 592	49.98	50.00
HÉLIO CAR	FLEURUS, Belgium		49.99	100.00
HÉLIO CHARLEROI	FLEURUS, Belgium		49.99	50.00
AUTOMOBILE				
MATRA VENTURE COMPOSITES	8, Avenue J. D'Alembert - BP 2 - 78191 TRAPPES, France	428 745 681	50.00	50.00
HIGH TECHNOLOGIES				
EADS and its subsidiaries	AMSTERDAM, Netherlands		15.14	15.14

COMPANIES UNDER THE EQUITY METHOD AT DECEMBER 31, 2000

Company	Head office	Registration number	% holding	% control
LAGARDÈRE ACTIVE				
Europe 1 Communication group				
EUROPE RÉGIES SUD-OUEST	98, Cours Alsace Lorraine - 33000 BORDEAUX, France	410 666 150	48.59	49.00
JACARANDA	CENTURION, South Africa		14.88	15.00
MULTITHÉMATIQUES	48, Quai deu Point du Jour - 92659 BOULOGNE-BILLANCOURT, France	402 314 140	27.19	27.42
RADMARK	RIVONIA, South Africa		32.73	33.00
CANALSATELLITE	85/89, Quai André Citroën - 75711 PARIS Cedex 15 , France	383 866 795	34.00	34.00
LE MONDE INTERACTIF	16 / 18, Quai de la Loire - 75019 PARIS, France	419 388 673	34.00	34.00
BOOK PUBLISHING				
CENTRE D'ÉDITION ET DE DIFFUSION AFRICAINES	ABIDJAN, Ivory Coast		40.00	40.00
ÉDITIONS J'AI LU	84, Rue de Grenelle - 75007 PARIS, France	582 039 673	35.33	35.33
LES ÉDITIONS CEC Inc.	MONTREAL, Canada		50.00	50.00
PRINT MEDIA				
EXCELSIOR PUBLICITÉ INTERDÉCO	23, Rue Baudin - 92303 LEVALLOIS-PERRET cedex, France	652 033 168	29.99	30.00
ÉDITIONS PHILIPPE AMAURY	25, Avenue Michelet - 93400 SAINT-OUEN, France	552 102 121	24.99	25.00
HACHETTE PACIFIC PTY Ltd	SYDNEY, Australia		49.99	50.00
HACHETTE RIZZOLI INTERNATIONAL COMMUNICATION BV	AMSTERDAM, Netherlands		49.99	50.00
HACHETTE RIZZOLI MAGAZINES	GERAKAS - ATTICA, Greece		24.99	50.00
MÉDIA SUD RÉGIE	13, Rue Louis Pasteur - 92103 BOULOGNE-BILLANCOURT cedex, France	401 380 167	49.22	51.00
PUBLIFA	12, Rue Ampère - 75017 PARIS, France	429 556 640	49.99	50.00
SEFAM	22, Rue Huyghens - 75014 PARIS, France	334 173 093	48.99	49.00
S.E.T.C.	48/50, Boulevard Senard - 92210 SAINT-CLOUD, France	378 558 779	38.98	39.00
SOCIÉTÉ FRANÇAISE D'ÉDITION DE JOURNAUX ET D'IMPRIMÉS COMMERCIAUX (S.F.E.J.I.C.)	25, Avenue du Président Kennedy - 68000 MULHOUSE, France	945 750 735	20.01	20.01
DISTRIBUTION SERVICES				
SKY NEWS ASSOCIATES	NEW YORK, USA		35.00	35.00
OTHER ACTIVITIES				
GAMA SERVICES	4, Rue de Presbourg - 75116 PARIS, France	722 031 051	98.27	98.28
MATRA SYSTÈME	4, Rue Edouard Branly - Z.A. Pissaloup - 78190 TRAPPES, France	332 690 015	99.75	99.99
SEGERA	4, Rue de Presbourg - 75116 PARIS, France	301 499 760	98.42	98.42

NON-CONSOLIDATED INVESTMENTS AT DECEMBER 31, 2000

Company	Head office	% holding	Stockholders' equity at Dec. 31, 2000 [(a)]	2000 income (loss)	Book value at Dec. 31, 2000	Market value of listed securities
PRINT MEDIA						
BONNIER HACHETTE PUBLICATIONS	20, Rue de Billancourt - 92100 BOULOGNE BILLANCOURT, France	50.00%	12.0	(0.1)	8.2	
KEYSTONE	21, Rue du Renard - 75004 PARIS, France	100.00%	1.1	0.5	7.8	
LA DÉPÊCHE DU MIDI	Avenue Jean-Baylet - 31095 TOULOUSE cedex 1, France	11.82%	13.1 [(b)]	NC	9.0	
MIDI LIBRE	Mas de Grille - 34430 SAINT-JEAN DE VÉDAS, France	9.49%	60.0 [(b)]	NC	9.8	
OTHERS ACTIVITIES						
RENAULT	13/15, Quai le Gallo - 92100 BOULOGNE-BILLANCOURT, France	1.50%	7,272.0	1,454.4	68.1	190.1

(a) Before appropriation of income

(b) Consolidated stockholders' equity at December 31, 1999

PARENT COMPANY STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31

(in millions of euros)	2000	1999	1998
Revenues	6	6	6
Operating costs	(16)	(27)	(19)
Operating loss	**(10)**	**(21)**	**(13)**
Interest income, net	114	113	554
Provisions, net	(29)	8	45
Operating income after interest	**75**	**100**	**586**
Non-operating expenses, net	**(107)**	**(16)**	**(72)**
Preferred remuneration	(33)	(32)	(33)
Income tax credit	66	45	98
Net income	**1**	**97**	**579**

PARENT COMPANY BALANCE SHEETS AT DECEMBER 31

ASSETS

(in millions of euros)	2000	1999	1998
Current assets			
Cash	18	14	63
Marketable securities	1	21	408
Trade receivables	3	1	1
Other receivables, prepayments and deferred charges	404	297	717
Total current assets	**426**	**333**	**1,189**
Investments in subsidiaries	3,550	2,532	1,909
Other investments and non-current assets	2,055	1,006	420
Total investments	**5,605**	**3,538**	**2,329**
Translation adjustment	41	24	-
Total assets	**6,072**	**3,895**	**3,518**

LIABILITIES AND STOCKHOLDERS' EQUITY

(in millions of euros)	2000	1999	1998
Liabilities			
Trade payables	17	13	72
Borrowings	1,254	416	409
Amounts due relating to investments	800	601	232
Other payables and deferred income	12	14	35
Translation adjustment	1	20	-
Reserves for risks and charges	468	237	230
Total liabilities	**2,552**	**1,301**	**978**
Permanent funds			
Undated subordinated notes	416	416	416
Total permanent funds	**416**	**416**	**416**
Stockholders' equity			
Common stock	839	747	732
Additional paid-in capital and retained earnings (including net income for the year)	2,265	1,431	1,392
Total stockholders' equity	**3,104**	**2,178**	**2,124**
Total permanent funds and stockholders' equity	**3,520**	**2,594**	**2,540**
Total liabilities and stockholders' equity	**6,072**	**3,895**	**3,518**

CONTENTS

6

6. CORPORATE GOVERNANCE - SUPERVISION OF THE COMPANY - REMUNERATIONS

6.1 GENERAL PARTNERS, MANAGING PARTNERS AND SUPERVISORY BOARD

6.1.1 GENERAL PRESENTATION

General partners: **Jean-Luc LAGARDÈRE**
Société Arjil Commanditée-ARCO

Managing partners: **Jean-Luc LAGARDÈRE**
Société Arjil Commanditée-ARCO, represented by:
- Philippe CAMUS, Chairman and Chief Executive Officer
- Arnaud LAGARDÈRE, Deputy Chairman and Chief Operating Officer

Supervisory Board during 2000:		First appointed	End of current period of office
Chairman Chairman of the Audit Committee	**Raymond H. LÉVY** Honorary Chairman, Renault SA Chairman of the Supervisory Board, Consortium de Réalisation	May 19, 1998	AGM 2004*
Deputy Chairman	**Bernard ESAMBERT** Permanent representative of **Lagardère Capital & Management** *Chairman of the Supervisory Board, Banque Arjil & Cie*	May 19, 1998	AGM 2004*
Member of the Board	**Manfred BISCHOFF** Chairman of the Board of Management, DaimlerChrysler Aerospace AG (Munich)	May 19, 1998	AGM 2004*
Member of the Board	**Georges CHODRON de COURCEL** Deputy Chief Executive, Banque Nationale de Paris	May 19, 1998	AGM 2004*
Member of the Board	**Evan GALBRAITH** Former US Ambassador to France Advisor Director, Morgan Stanley (New-York)	May 19, 1998	AGM 2004*
Member of the Board	**GAN SA** represented by Mr. Gilles LAPORTE (Chairman and Chief Executive Officer, GAN group) until September 25, 2000, and by Mr. Jacques GIRAUD (Member of the Management Board, GAN group) since September 25, 2000	May 19, 1998	AGM 2004*
Member of the Board	**Pehr G. GYLLENHAMMAR** Chairman, CGNU plc (London)	May 19, 1998	AGM 2004*
Member of the Board	**Pierre LESCURE** Chairman of the Management Board, Canal Plus group	March 22, 2000	AGM 2004*
Member of the Board Member of the Audit Committee	**Christian MARBACH** Senior Advisor, Suez Lyonnaise des Eaux	May 19, 1998	AGM 2004*
Member of the Board Member of the Audit Committee	**Bernard MIRAT** Former Deputy Chairman and Chief Operating Officer, Société des Bourses Françaises, Chairman and Chief Executive Officer, FITCH-IBCA SA	May 19, 1998	AGM 2004*
Member of the Board Member of the Audit Committee	**Jacques NIVARD** Stockbroker Honorary Chairman, Nivard Flornoy-Fauchier Magnan Durant des Aulnois	May 19, 1998	AGM 2004*
Member of the Board	**Jean PEYRELEVADE** Chairman and Chief Executive Officer, Crédit Lyonnais	May 19, 1998	AGM 2004*
Member of the Board	**Didier PINEAU-VALENCIENNE** Honorary Chairman, Schneider SA Vice Chairman, Crédit Suisse First Boston	May 19, 1998	AGM 2004*
Member of the Board	**Michel ROUGER** Honorary President, Paris Commercial Court	May 19, 1998	AGM 2004*
Censor	**Yves SABOURET** *Chief Operating Officer, NMPP*	May 19, 1998	AGM 2004*
Corporate Secretary	**Pierre LEROY** General Counsel and Secretary		

** Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003.*

6.1.2 GENERAL PARTNERS, MANAGING PARTNERS AND MEMBERS OF THE SUPERVISORY BOARD

6.1.2.1 GENERAL PARTNERS

Jean-Luc LAGARDÈRE
4, rue de Presbourg - 75116 Paris, France

ARJIL COMMANDITÉE-ARCO
A French corporation
with capital stock of FRF 250,000
121, avenue de Malakoff - 75116 Paris, France

6.1.2.2 MANAGING PARTNERS

Jean-Luc LAGARDÈRE
4, rue de Presbourg - 75116 Paris, France

Born February 10, 1928

General and managing partner, Lagardère SCA
4, rue de Presbourg - 75116 Paris, France

Mr. Jean-Luc LAGARDÈRE 's term of office as managing partner was renewed for a period of six years from December 30, 1998.

Positions held by Mr. Jean-Luc Lagardère in other companies:

Chairman and Chief Executive Officer, Lagardère SA
121, avenue de Malakoff - 75116 Paris, France

Chairman and Chief Executive Officer,
Lagardère Capital & Management
121, avenue de Malakoff - 75116 Paris, France

Chairman and Chief Executive Officer, Hachette SA
4, rue de Presbourg - 75116 Paris, France

Chairman of the Board, European Aeronautic Defence and Space Company EADS N.V.
Drentestraat 24, 1083 HK - Amsterdam, The Netherlands

Chairman of the Board, EADS Participations B.V.
Drentestraat 24, 1083 HK - Amsterdam, The Netherlands

Director, Renault SA
34, quai du Point-du-Jour - 92100 Boulogne-Billancourt, France

Managing director, Lagardère Elevage
Le Pont d'Ouilly - 14690 Ouilly, France

Chairman, France Galop
46, place Abel Gance - 92655 Boulogne Cedex, France

Member of the Consultative Committee,
Banque de France (Paris), France

ARJIL COMMANDITÉE-ARCO
A French corporation with
capital stock of FRF 250,000
121, avenue de Malakoff - 75116 Paris, France

General and managing partner, Lagardère SCA
4, rue de Presbourg - 75116 Paris, France

ARJIL COMMANDITÉE – ARCO was appointed managing partner for a period of six years from March 17, 1998.

Represented by
Mr. Philippe CAMUS and Mr. Arnaud LAGARDÈRE

Positions held by Arjil Commanditée-ARCO in other companies:
None

Philippe CAMUS

4, rue de Presbourg - 75116 Paris, France

Born June 28, 1948

Chairman and Chief Executive Officer, Arjil Commanditée-ARCO
121, avenue de Malakoff - 75116 Paris, France

Other positions held by Mr. Philippe Camus:

Chief Executive Officer, European Aeronautic Defence and Space Company EADS N.V.
Drentestraat 24, 1083 HK
Amsterdam, The Netherlands

Chief Executive Officer, EADS Participations B.V.
Drentestraat 24, 1083 HK
Amsterdam, The Netherlands

Chairman, European Aeronautic Defence and Space Company EADS France
37, boulevard de Montmorency - 75016 Paris, France

Vice-Chairman of the Supervisory Board, Airbus Industrie (G.I.E.)
1, rond point Maurice Bellonte - 31700 Blagnac, France

Director, Crédit Lyonnais
19, boulevard des Italiens- 75002 Paris, France

Director, Dassault Aviation
9, rond point des Champs Elysées - Marcel Dassault - 75008 Paris, France

Director, Europe 1 Communication
57, rue Grimaldi - MC 98000 Monaco

Director, Hachette Filipacchi Médias
149/151, rue Anatole France - 92300 Levallois-Perret, France

Director, La Provence
248, avenue Roger Salengro - 13015 Marseille, France

Director, Nice Matin
214, route de Grenoble - 06200 Nice, France

Director, PGS (Gie)
121, avenue de Malakoff - 75116 Paris, France

Member of the Supervisory Board, Editions P. Amaury
4, rue Rouget de L'isle - 92130 Issy-les-Moulineaux, France

Permanent representative of Hachette SA to the Board of Directors, Hachette Distribution Services
4, rue Lord Byron - 75008 Paris, France

Permanent representative of Lagardère SCA to the Board of Directors, Hachette SA
4, rue de Presbourg - 75116 Paris, France

Arnaud LAGARDÈRE

4, rue de Presbourg - 75116 Paris, France

Born March 18, 1961

Deputy Chairman and Chief Operating Officer, Arjil Commanditée-ARCO
121, avenue de Malakoff - 75216 Paris, France

Other positions held by Mr. Arnaud Lagardère:

Director and Chief Operating Officer, Lagardère SA
121, avenue de Malakoff - 75216 Paris, France

Director and Chief Operating Officer, Lagardère Capital & Management
121, avenue de Malakoff - 75216 Paris, France

Director, Hachette SA
4, rue de Presbourg - 75116 Paris, France

Chairman of the Board of Directors, Lagardere Active
121, avenue de Malakoff - 75216 Paris, France

Director, Hachette Livre
43, quai de Grenelle - 75015 Paris, France

Director, Hachette Distribution Services
2, rue Lord Byron - 75008 Paris, France

Director, Hachette Filipacchi Médias
149/151, rue Anatole France - 92534 Levallois-Perret, France

Chairman, Europe 1 Communication
(future Lagardere Active Broadcast)
57, rue Grimaldi - 98000 Monaco

Chairman and Chief Executive Officer, Lagardere Active Publicité SA
28, rue François 1er - 75008 Paris, France

Permanent representative of Europe 1 Communication to the Board of Directors, Lagardère Images
28, rue François 1er - 75008 Paris, France

Permanent representative of Lagardere Active Publicité SA to the Board of Directors, Europe Développement International
28, rue François 1er - 75008 Paris, France

Co-Manager, I.S.-9
28, rue François 1er - 75008 Paris, France

Director, multiThématiques
48, quai du Point du Jour - 92100 Boulogne-Billancourt, France

Chairman and Chief Executive Officer, Lagardere Active Broadband
11, rue de Cambrai - 75019 Paris, France

Chairman, Lagardere Active Finances (SAS)
121, avenue de Malakoff - 75216 Paris, France

Manager, H.F.G.
11, rue de Cambrai - 75019 Paris, France

Director, CanalSatellite
85/89, quai André Citroën - 75015 Paris, France

Permanent representative of Lagardère SCA
with Matra Hachette Général
121, avenue de Malakoff - 75216 Paris, France

Permanent representative of Lagardère SCA
with Lagardère Sociétés
121, avenue de Malakoff - 75216 Paris, France

Deputy-Chairman of the Supervisory Board, Banque Arjil & Cie
43, rue Vineuse - 75016 Paris, France

Administrator, Fondation Hachette
4, rue de Presbourg - 75116 Paris, France

6.1.2.3 MEMBERS OF THE SUPERVISORY BOARD

Raymond H. LÉVY

40, rue de Garches - 92420 Vaucresson, France

Born June 28, 1927

First appointed: May 19, 1998

End of current period of office: AGM 2004*

Chairman of the Audit Committee

Number of Lagardère SCA shares held: 15,300

Non-executive member of the Supervisory Board

Chairman of the Supervisory Board, Lagardère SCA
4, rue de Presbourg - 75116 Paris, France

Chairman of the Supervisory Board, Consortium de Réalisation
27-29, rue Le Peletier - 75009 Paris, France

Director, Renault Finance
Avenue de Rhodanie 48 - 1007 Lausanne, Switzerland

Director, Louis Dreyfus Citrus
87, avenue de la Grande Armée - 75116 Paris, France

Mr. Raymond H. Lévy is also Honorary Chairman of Renault SA and President of Cercle de l'Industrie

** Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003.*

Manfred BISCHOFF

81663 Munich - Germany

Born April 22, 1942

First appointed: May 19, 1998

End of current period of office: AGM 2004*

Number of Lagardère SCA shares held: 150

Chairman of the Supervisory Board, DaimlerChrysler Rail Systems GmbH

Chairman of the Supervisory Board, Aero Engines GmbH
(formerly MTU Motoren und Turbinen Union München GmbH)
Chairman of the Supervisory Board, TEMIC – TELEFUNKEN microelectronik GmbH

Chairman of the Supervisory Board, GIE Airbus Industrie

Chairman of the Board, EADS N.V.

Member of the Munich Regional Advisory Council Deutsche Bank AG
Munich, Germany

Member of the Advisory Council, DFS Deutsche Flugsicherung GmbH

Member of the Supervisory Board, Gerling-Konzern Versicherungs-Beteiligungs-AG - Globale Rückversicherungs AG
Member of the Presiding Committee, LBI - Landesverband der Bayerischen Industrie e.V.

Member of the Shareholders' Committee and Supervisory Board, J.M. Voith AG - Heidenheim, Germany

Member of the Board of Trustees of ifo-Institut für Wirtschaftsforschung

Member of the Board of Management, DaimlerChrysler AG
Stuttgart, Germany

Member of the Board of Directors, Mitsubishi Motors Corporation
Tokyo, Japan

** Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003.*

Georges CHODRON de COURCEL
23, avenue Mac Mahon - 75017 Paris, France

Born May 20, 1950

First appointed: May 19, 1998

End of current period of office: AGM 2004*

Number of Lagardère SCA shares held: 150

Member of the Executive Committee,
Head of Banque de Financement et d'Investissement BNP PARIBAS,
16, boulevard des Italiens - 75450 Paris Cedex 09, France

Director of:
- Bouygues
- Scor SA

Member of the Supervisory Board, Sommer Allibert
2, rue de l'Egalité - 92748 Nanterre Cedex, France

Evan G. GALBRAITH
MORGAN STANLEY
1221 avenue of The Americas - 30th Floor
New York, NY 10020, USA

Born July 2, 1928

First appointed: May 19, 1998

End of current period of office: AGM 2004*

Number of Lagardère SCA shares held: 150

Non-executive member of the Supervisory Board

US Ambassador to France from 1981 to 1985

Advisor Director, Morgan Stanley
1221 avenue of The Americas - 30th Floor
New York, NY 10020, USA

Chairman, National Review magazine
New York, USA

Senior Advisor, Mc Daniels & Co. SA
Lausanne, Switzerland

** Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003.*

GAN SA (1)
A French corporation with capital stock of FRF 223,702,000
2, rue Pillet Will - 75009 Paris, France

First appointed: May 19, 1998

End of current period of office: AGM 2004*

Number of Lagardère SCA shares held: 150

Represented by Jacques GIRAUD
Member of the Management Board
Born February 23, 1949

Positions held by Mr. Jacques Giraud:

Chairman of:
- SOREMA SA
- SOREMA NA
- Fondation d'entreprise GAN pour le cinéma

Member of the Management Board of:
- GAN SA
- GROUPAMA SA
- GROUPAMA Finance
- GROUPAMA Réassurance
- GROUPAMA International
- GROUPAMA Assurances et Services

Vice-Chairman and member of the Supervisory Board of:
- Crédit Industriel et Commercial (CIC)
- FINAMA Asset Management

Director of:
- ACMA
- AMACAM
- GROUPAMA Seguros y Reaseguros SA

Permanent representative of Cofintex
to the Board of Directors, Le Monde Entreprises

Permanent representative of GAN Vie
to the Supervisory Board, Locindus

** Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003.*

(1) A list of all positions and appointments held by GAN SA as manager, director, member of the Management Board or member of the Supervisory Board in other companies is available for inspection at 121, avenue de Malakoff - 75116 Paris, France.

Peyr G. GYLLENHAMMAR
CGNU plc
St Helen's, 1 Undershaft
London EC3P 3DQ - United Kingdom

Born April 28, 1935

First appointed: May 19, 1998

End of current period of office: AGM 2004*

Number of Lagardère SCA shares held: 150

Non-executive member of the Supervisory Board

Chairman of the Board of Directors
CGNU plc
London, United Kingdom

Chairman of the Board of Directors
Svenska Skeppshypotekskassan (Swedish Ships' Mortgage Bank)
Gothenburg, Sweden

Chairman - Reuters Founders Share Company Ltd
London, United Kingdom

Member, International Advisory Board,
Nissan - Renault
Tokyo, Japan

Member, International Advisory Group
Toshiba Corporation
Tokyo, Japan

LAGARDÈRE CAPITAL & MANAGEMENT
A French corporation with
capital stock of FRF 2,088,000
121, avenue de Malakoff - 75116 Paris, France

First appointed: May 19, 1998

End of current period of office: AGM 2004*

Positions held by Lagardère Capital & Management in other companies:
None

Represented by Mr. Bernard ESAMBERT
Born July 7, 1934

Number of Lagardère SCA shares held: 36,303 shares registered in the name of Mr. Esambert

Positions held by Mr. Bernard Esambert:

Deputy-Chairman of the Supervisory Board, Lagardère SCA
4, rue de Presbourg - 75116 Paris, France

Chairman of the Supervisory Board, Banque Arjil & Cie
43, rue Vineuse - 75016 Paris, France

Chairman of the Supervisory Board, Arjil & Associés Banque
43, rue Vineuse - 75016 Paris, France

Vice-Chairman Bolloré
Odet - 29500 Ergue-Gaberic, France

Chairman of the Strategy Committee, Albatros Bolloré
Odet - 29500 Ergue-Gaberic, France

Chairman, Compagnie Saint-Gabriel
Odet - 29500 Ergue-Gaberic, France

Vice-Chairman of the Supervisory Board, Devoteam

Director of:
- Hachette Filipacchi Médias
- Saint-Gobain
- Bio Mérieux - Pierre Fabre
- Financière V
- Finfranline

Member of the Commission, COB
17, place de la Bourse – 75082 Paris Cedex 2, France

President, Fondation Française pour la Recherche sur l'Epilepsie

Vice-President, Institut de l'Entreprise

Administrator-Treasurer, Fondation Touraine

Administrator-Treasurer, Association Georges Pompidou

Honorary President, Institut Pasteur

** Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003.*

Pierre LESCURE

8, avenue Raphaël - 75016 Paris, France

Born July 2, 1945

First appointed: March 22, 2000

End of current period of office: AGM 2004*

Number of Lagardère SCA shares held: 150

Non-executive member of the Supervisory Board

Chairman of the Board of Directors/Management Board of:
- Canal Plus group
- Canal Plus
- multiThématiques
- Le Monde Presse
- Le StudioCanal France
- Les Films Alain Sarde
- Paris Saint-Germain Football

Chairman of the Management Board, Canal Plus group

Director of:
- Vivendi Universal
- Canal Plus
- multiThématiques
- Le Monde Presse
- Le StudioCanal France
- Les Films Alain Sarde
- Paris Saint-Germain Football
- Havas Advertising
- Cegetel
- StudioCanal

Member of the Supervisory Board, Le Monde

** Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003*

Christian MARBACH

17 avenue Mirabeau - 78600 Maisons-Laffitte, France

Born October 9, 1937

First appointed: May 19, 1998

End of current period of office: AGM 2004*

Member of the Audit Committee

Number of Lagardère SCA shares held: 206

Non-executive member of the Supervisory Board

Ingénieur Général des Mines

Director, Compagnie Générale de Géophysique (C.G.G.)
1, rue Léon Migaux - 91300 Massy, France

Director, Degrémont
183, avenue du 18 juin 1940 - 92500 Rueil-Malmaison, France

Director, Erap
6, rue Jean Jaurès - 92807 Puteaux Cedex, France

Director, Safege
Parc de l'Ile - 15, rue Port - 92000 Nanterre, France

Censor, Sofinnova
17, rue de Surène - 75008 Paris, France

** Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003*

Bernard MIRAT

91, avenue de la Bourdonnais - 75007 Paris, France

Born July 3, 1927

First appointed: May 19, 1998

End of current period of office: AGM 2004*

Member of the Audit Committee

Number of Lagardère SCA shares held: 150

Non-executive member of the Supervisory Board

Vice-Chairman of the Supervisory Board, G.T. Finance
16, place de la Madeleine - 75008 Paris, France

Director, Fimalac
97, rue de Lille - 75007 Paris, France

Director, Minerais & Engrais SA
97, rue de Lille - 75007 Paris, France

Director, FITCH - IBCA SA
10, place du Général Catioux - 75017 Paris, France

Director, IDI Kairos
18, avenue Matignon - 75008 Paris, France

Censor, Holding Cholet-Dupont
16, place de la Madeleine - 75008 Paris, France

** Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003*

Jacques NIVARD

3, avenue Elisée-Reclus - 75007 Paris, France

Born May 5, 1929

First appointed: May 19, 1998

End of current period of office: AGM 2004*

Member of the Audit Committee

Number of Lagardère SCA shares held: 1,515

Non-executive member of the Supervisory Board

Honorary Chairman, Nivard Flornoy Fauchier-Magnan
Durant des Aulnois
47, avenue George V - 75008 Paris, France

** Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003*

Jean PEYRELEVADE

19, boulevard des Italiens - 75002 Paris, France

Born October 24, 1939

First appointed: May 19, 1998

End of current period of office: AGM 2004*

Number of Lagardère SCA shares held: 1,620

Chairman and Chief Executive Officer, Crédit Lyonnais
19, boulevard des Italiens - 75002 Paris, France

Director of:
- AGF
- Air Liquide
- Bouygues
- Club Méditerranée
- Suez Lyonnaise des Eaux
- L.V.M.H.
- Société Monégasque de l'Electricité et du Gaz
- Power Corporation of Canada

** Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003*

Didier PINEAU-VALENCIENNE

64, rue de Miromesnil - 75008 Paris, France

Born March 21, 1931

First appointed: May 19, 1998

End of current period of office: AGM 2004*

Number of Lagardère SCA shares held: 350

Non-executive member of the Supervisory Board

Honorary Chairman, Schneider SA
64, rue de Miromesnil - 75008 Paris, France

Vice-Chairman, Crédit Suisse First Boston

President, Association Française des Entreprises Privées (AFEP)

Director of:
- Schneider Electric SA
- Compagnie Générale d'Industrie et de Participations (CGIP)
- AON
- Fleury Michon
- Fondation de France
- AXA Financial Inc (USA)
- Sema Group PLC (United Kingdom)
- Swiss Helvetia Fund (USA)
- PROXCHANGE (United Kingdom)

Member of the Supervisory Board of:
- Aventis
- André group
- AXA

Member of the Advisory Board, Booz Allen & Hamilton, USA

Member of the Board of Overseers - Tuck School of Business Administration - Dartmouth College

Member of the Trustees - American University of Paris

Member of the Trustees - IASC, USA

Member of the Board of Directors, INSEAD

Advisor, Centre d'Enseignement Supérieur de la Marine

Chairman of the International Consultative Committee, Ecole Supérieure de Commerce (ESC) Nantes Atlantique

President, Fondation Schneider pour l'Insertion des Jeunes

Executive lecturer, HEC

Honorary President, Association HEC

Honorary President, Institut de l'Entreprise

Honorary Chairman, Square D

** Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003*

Michel ROUGER

140, boulevard Haussmann - 75008 Paris, France

Born December 8, 1928

First appointed: May 19, 1998

End of current period of office: AGM 2004*

Number of Lagardère SCA shares held: 152

Non-executive member of the Supervisory Board

Chairman, ANGELYNVEST SAS
140, boulevard Haussmann – 75008 Paris, France

Manager, Michel Rouger Conseil
36, rue André Breton - 91250 Saint-Germain-Lès-Corbeil, France

Director, Bouygues SA
Challenger, 1, avenue Eugène Freyssinet -
78061 Saint-Quentin-en-Yvelines Cedex, France

Member of the Supervisory Board, Boeck Université
171, rue de Rennes - 75006 Paris, France

** Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003*

6.1.2.4 CENSOR

Yves SABOURET

52, rue Jacques Hillairet - 75012 Paris, France

Born April 15, 1936

First appointed: May 19, 1998

End of current period of office: AGM 2004*

Number of Lagardère SCA shares held: 197

Chief Operating Officer, Nouvelles Messageries
de la Presse Parisienne (NMPP)
52, rue Jacques Hillairet - 75612 Paris Cedex 12, France

Chairman, Sopredis
5, place des Marseillais - 94220 Charenton-Le-Pont, France

Chief Operating Officer, Société d'Agences et de Diffusion (SAD)
52, rue Jacques Hillairet - 75012 Paris, France

Manager, Transports Presse
5, place des Marseillais - 94227 Charenton-Le-Pont, France

Vice-President Finance, Cefodip
105, rue Réaumur - 75002 Paris, France

Director, Europe 1 Communication
57, rue Grimaldi - 98000 Monaco

Director, Administration d'Affichage et de Publicité (AAP)
152-160, rue de Picpus - 75583 Paris Cedex 12, France

Director, Hachette SA
4, rue de Presbourg - 75116 Paris, France

Director, SEC, Monaco

Director, Sotupresse, Tunisia

Permanent representative of Nouvelles Messageries de la Presse Parisienne to the Board of Directors of:
- SOCHEPRESS, Marocco
- SOTADEC, Marocco

Censor, SCA Banque Arjil & Cie
7, rue du cirque - 75008 Paris, France

** Annual General Meeting to be held in 2004 to approve the financial statements for the year ended December 31, 2003*

6.2. INTERESTS OF MEMBERS OF THE SUPERVISORY BOARD, GENERAL PARTNERS AND MANAGING PARTNERS

6.2.1. REMUNERATION AND BENEFITS IN KIND GRANTED BY THE COMPANY AND THE GROUP IN 2000 TO MEMBERS OF THE SUPERVISORY BOARD AND TO THE GENERAL PARTNERS AND MANAGING PARTNERS

• Remuneration of the members of the Supervisory Board

- The ordinary general meeting of May 6, 1999 fixed a total amount of € 350,633 (FRF 2,300,000) to be paid each year to members of the Supervisory Board as attendance fees.
- To each member of the Supervisory Board is paid a basic remuneration of € 15,939 (FRF 104,545). Members who are also members of the Audit Committee are entitled to receive an additional amount, and the Chairman of the Supervisory Board and of the Audit Committee is entitled to receive an amount equal to twice the basic remuneration.
- Other emoluments received by members of the Supervisory Board in consideration for services rendered to the Group amounted to a gross total of € 457,347 (FRF 3 million).

• Share of net income allocated to the general partners

Out of income available for distribution, and in accordance with article 25 of the by-laws, a sum equal to 1% of consolidated net income for the year after deducting minority interests is paid to the general partners in that capacity, whether or not they are managing partners, in the proportions they decide. In 2000, under the second resolution voted by the ordinary general meeting of May 23, 2000, € 2,410,199 (FRF 15,809,869) was paid out of net income for the year 1999.

• Remuneration of the managing partners and other managing bodies

The managing partners are not entitled to any specific remuneration in that capacity.

Salaries paid to members of the Group's Managing Committee (Messrs J.L. Lagardère, d'Allest (until December 31, 2000), Camus, D'Hinnin, Esambert, Funck-Brentano, Gergorin, Gut, A. Lagardère, Leroy, de Roquemaurel) for the positions held by them in the Lagardère Group are entirely borne by their employer, Lagardère Capital & Management (see paragraph 6.2.3.), except those of Mr. Esambert, which are borne in part by Banque Arjil & Cie. Considering the positions held by Messrs Camus, d'Allest, Gergorin and Gut, first in Aerospatiale Matra and then EADS, and their relative importance, substantially all of the salaries paid to them in 2000 were borne by Aerospatiale Matra and EADS. In addition, a total of € 108,721 (FRF 713,103) was paid during 2000 to the persons concerned as attendance fees in their capacity as members of the Boards of Directors of Group companies.

6.2.2. OPTIONS GRANTED TO MEMBERS OF THE SUPERVISORY BOARD AND TO THE GENERAL PARTNERS AND MANAGING PARTNERS TO ACQUIRE SHARES OF GROUP COMPANIES

(at December 31, 2000)

Date of meeting Date of grant and exercise price	Number of options granted	Number of beneficiaries	Options exercised	Options remaining	Options cancelled	Options outstanding	Number of beneficiaries remaining	Date of exercise
June 29, 1993 May 26, 1995 € 16.46 (FRF 108.00)	150,000	7	150,000	0	0	0	0	May 26, 1998 to May 25, 2000
June 23, 1995 Nov. 30, 1995 € 14.18 (FRF 93.00)	155,000	8	90,000	65,000	0	65,000	4	Nov. 30, 1997 to Nov. 29, 2002
May 30, 1997 Nov. 26, 1997 € 24.39 (FRF 160.00)	226,000	8	30,000	196,000	0	196,000	7	Nov. 26, 1999 to Nov. 25, 2004
May 30, 1997 Oct. 30, 1998 € 27.44 (FRF 180.00)	244,000	9	0	244,000	0	244,000	9	Oct. 30, 2000 to Oct. 29, 2005
May 30, 1997 Dec. 10, 1999 € 44 (FRF 288.62)	250,000	7	0	250,000	0	250,000	7	Dec. 10, 2001 to Dec. 9, 2006
May 30, 1997 Dec. 18, 2000 € 63 (FRF 413.25)	205,000	8	0	205,000	0	205,000	8	Dec. 18, 2002 to Dec. 17, 2007
Total	**1,230,000**	**-**	**270,000**	**960,000**	**0**	**960,000**	**-**	

6.2.3. TRANSACTIONS CONCLUDED WITH THE MEMBERS OF THE SUPERVISORY BOARD AND WITH THE GENERAL PARTNERS AND MANAGING PARTNERS

Lagardère Capital & Management, controlled and chaired by Mr. Jean-Luc Lagardère (who is also general partner and managing partner of Lagardère SCA), has been the material embodiment of the Group since 1988. Lagardère Capital & Management provides an array of management resources and skills to both the Group and each of its component parts, with the following aims:

• over the long term, to guarantee that the Group's operating businesses have the environment required for expansion,

• to bring them the economic and financial power of a group with sales of over € 12 billion,

• to supply strategic planning and operational services, coupled with high quality management services, including principally:
- Designing and developing economic, political and financial strategic scenarios; providing project management skills.
- Providing research and follow up concerning major markets and their evolution; assessing factors in different market environments that may create new opportunities.
- Keeping a watchful eye on potential investments, divestments and development of alliances with other companies.
- Managing business negotiations such as divestments, mergers and acquisitions.
- Orchestrating corporate operations, including state-of-the-art finance and capital management techniques.
- Establishing and maintaining relations in banking and finance, with particular attention to the characteristics of the various countries in which the Group does or plans to do business.
- Enhancing human resources by attracting high-potential management personnel.
- Providing overall management of the Group's image.

To attain these goals and accomplish its mission, Lagardère Capital & Management employs the principal managers forming the Group's Management Committee. The role of the latter is to develop and ensure the application of Group strategy, to take the resultant necessary decisions and implement them globally at Parent Company level and in the different business activities. Lagardère Capital & Management is responsible for paying the entire pay package and related working expenses of its managers, and the fees of outside French or international consultants possibly required.

Since 1988, Lagardère Capital & Management's mission has been carried out within the framework of its agreements with Matra and Hachette (which were merged into Lagardère SCA in 1996). These agreements are described each year in the Auditors' special reports of each company. Under these agreements, Lagardère Capital & Management received, until July 1, 1999, a fixed service fee amounting to 0.2% of consolidated sales, not including sales revenues from the Distribution Services operations. Service fees from these operations are determined based on gross operating margin.

Since June 1999, the Group's structure has changed significantly following the merger of its High Technologies business activities with Aerospatiale Matra, and the formation of EADS N.V. (See pages 45 and 46).
Lagardère Group is therefore no longer directly responsible for the management of the High Technologies activities, even if it continues to provide services. Its involvement is now a matter of developing a global strategy for EADS. The role of Lagardère Capital & Management, on behalf of the Group and in the new context, is to ensure the safeguard of the Group's interest as a controlling but not majority shareholder, and to procure advice and services ensuring its strategic contribution thereby enhancing the value of its investment.

Under these conditions, it appeared last year that the remuneration, provided for in the 1988 agreements, was not really suitable and a decision to revise the formula has been taken.

The rider introducing the change was examined by the Audit Committee on behalf of the Supervisory Board and approved in their session on March 22, 2000. It was approved by the annual general meeting of May 23, 2000. It was effective as of July 1, 1999, and the corresponding remuneration was included in the accounts of Lagardère Capital & Management as of that date.

The new remuneration package chosen dissociates:

- Direct Group activities, Media & Automobile, which continue to bring in service fees equal to 0.2% [1] of their sales, under the same conditions as before.
- The holding in EADS N.V. – or any other entity replacing it – is considered as an asset rather than a business activity and provides a service fee of 0.1% of the average market value of stocks held by the Group in that company.

In 2000, Lagardère Capital & Management received € 14.11 million (FRF 92.6 million) from the Group, compared to € 14.9 million (FRF 97.7 million) in 1999. After deducting gross payroll costs of € 6.54 million (FRF 42.9 million), or € 8.8 million (FRF 57.7 million) including social security charges, and other support and outside resources costs borne by Lagardère Capital & Management under the above agreements, this left operating income after tax from the above contracts of € 0.8 million (FRF 5.3 million).

(1) Excluding HDS (see page 41)

6.3. EMPLOYEE PROFIT-SHARING AND INCENTIVE PLANS

6.3.1. EMPLOYEE PROFIT-SHARING AND INCENTIVE AGREEMENTS

These agreements are signed in each Group company individually.

6.3.2. OPTIONS GRANTED TO EMPLOYEES TO ACQUIRE SHARES OF THE COMPANY

(at December 31, 2000); (including options described in 6.2.1.)

Date of meeting Date of grant and exercise price	Number of options granted	Number of beneficiaries	Options exercised	Options remaining	Options cancelled	Options outstanding	Number of beneficiaries remaining	Date of exercise
June 29, 1993 May 26, 1995 € 16.46 (FRF 108.00)	230,000	11	230,000	0	0	0	0	May 26, 1998 to May 25, 2000
June 23, 1995 Nov. 30, 1995 € 14.18 (FRF 93.00)	1,591,000	555	979,180	611,820	0	611,820	178	Nov. 30, 1997 to Nov. 29, 2002
May 30, 1997 Nov. 26, 1997 € 24.39 (FRF 160.00)	1,824,750	611	287,875	1,536,875	0	1,536,875	530	Nov. 26, 1999 to Nov. 25, 2004
May 30, 1997 Oct. 30, 1998 € 27.44 (FRF 180.00)	1,671,750	558	56,250	1,615,500	0	1,615,500	540	Oct. 30, 2000 to Oct. 29, 2005
May 30, 1997 Dec. 10, 1999 € 44 (FRF 288.62)	1,300,800	696	0	1,300,800	0	1,300,800	696	Dec. 10, 2001 to Dec. 29, 2006
May 30, 1997 Dec. 18, 2000 € 63 (FRF 413.25)	1,254,500	458	0	1,254,500	0	1,254,500	458	Dec. 18, 2002 to Dec. 17, 2007
Total	**7,872,800**	**-**	**1,553,305**	**6,319,495**	**0**	**6,319,495**	**-**	

6.3.3 OPTIONS GRANTED TO EMPLOYEES TO ACQUIRE SHARES OF OTHER GROUP COMPANIES

(at December 31, 2000)

Date of meeting Date of grant	Company	Exercise price	Date of exercise	Number of options granted	Number of beneficiaries	Period of repurchase (1)
Dec. 22, 1995 Dec. 22, 1995	Hachette Livre	€ 632.51 (FRF 4,149.00)	Dec. 28, 1998 to Dec. 27, 2003	13,550	75	Dec. 28, 1998 to Dec. 27, 2005
Dec. 22, 1995 Dec. 22, 1996	Hachette Livre	€ 698.37 (FRF 4,581.00)	Dec. 28, 1999 to Dec. 27, 2004	900	3	Dec. 28, 1999 to Dec. 27, 2005
Dec. 22, 1995 March 6, 1998	Hachette Livre	€ 897.92 (FRF 5,890.00)	Jan. 1, 2002 to Dec. 31, 2004	1,700	13	July 1, 2003 to Dec. 31, 2004
Dec. 22, 1995 April 29, 1999	Hachette Livre	€ 898.38 (FRF 5,893.00)	Jan. 1, 2003 to Dec. 31, 2005	2,050	14	July 1, 2004 to Dec. 31, 2005
Dec. 22, 1995 April 20, 2000	Hachette Livre	€ 884.97 (FRF 5,805.00)	Jan. 1, 2004 to Dec. 31, 2006	1,000	7	July 1, 2005 to Dec. 31, 2006
April 4, 1997 April 22, 1997	Matra Automobile	€ 183.55 (FRF 1,204.00)	June 30, 1997 to June 30, 2002	7,000	4	July 1, 2002 to June 30, 2007
April 4, 1997 Dec. 22, 1999	Matra Automobile	€ 231.72 (FRF 1,520.04)	June 22, 2003 to Dec. 22, 2004	30,000	16	Dec. 23, 2004 to Dec. 23, 2009
June 23, 1992 Sept. 14, 1995	Hachette Filipacchi Médias	€ 18.57 (FRF 121.80)	Sept. 14, 1995 to Sept. 13, 2000	480 (2)	12	-
June 18, 1997 June 18, 1997	Hachette Filipacchi Médias	€ 37.44 (FRF 245.60)	June 18, 1997 to June 17, 2002	1,577 (3)	11	-
June 18, 1997 July 22, 1999	Hachette Filipacchi Médias	€ 46.20 (FRF 303.05)	July 22, 1999 to July 21, 2004	1,525 (4)	63	-

(1) Beneficiaries have the right to resell their options to the companies concerned depending on various criteria such as changes in stockholders' equity and/or changes in results.
(2) Each option gives right to subscribe to 625 shares.
(3) Each option gives right to subscribe to 300 shares.
(4) Each option gives right to subscribe to 500 shares.

During 2000, 1,175 options, each of them giving right to subscribe to one Hachette Livre share, were exercised by their beneficiaries at a price of € 632.51 (FRF 4,149) per share.

6.4 CORPORATE GOVERNANCE

Both French law and the specificities of its by-laws give Lagardère SCA, a French limited partnership with shares, a very modern structure that is perfectly suited to meet the demands of corporate governance as it answers in the best possible way the two basic principles of establishing a clear distinction between management and control while associating very closely shareholders to the company's operations and progress.

This structure is characterized as follows:

- It establishes a very clear distinction between the managing partners, who are responsible for the running of the business, and the Supervisory Board which represents the shareholders. The managing partners are not members of the Supervisory Board, and the general partners do not take part in appointing the members of the Supervisory Board.
- The Supervisory Board is entitled to oppose the appointment of a managing partner or the renewal of his appointment by the general partners. The final decision is vested in the extraordinary general meeting (see page 17 - paragraph 2, sub-paragraph 4). The term of office of a managing partner cannot exceed six years but may be renewed.
- The two general and managing partners' unlimited

liability to the full extent of their assets is evidence of the proper balance between financial risk, power and responsibility.

- The Supervisory Board is entitled to receive the same information and wields the same powers as the Statutory Auditors.
- The Supervisory Board must report to the shareholders on any operation entailing a change in the capital stock.

It consequently obviates the confusion, for which French corporations *(sociétés anonymes)* are sometimes criticized, between the role of the Chairman and Chief Executive Officer *(Président Directeur-Général)* and the Board of Directors of which he is a member.

The membership of the Supervisory Board guarantees the Board's competence, independence and availability to represent the shareholders. A list of members, together with their age and the positions and appointments held by each of them on March 28, 2001 is shown above (see paragraph 6.1.2.).

With the exception of Mr. Bernard Esambert, Chairman of the Supervisory Board of Banque Arjil & Cie, none of the 14 members is otherwise part of the Group or a representative of a company in which an interest is held by the Group.

In addition to Mr. Raymond H. Lévy, its Chairman, seven of its members are "independent" directors within the meaning of the Viénot report on corporate governance in France. In other words, none of these members holds an executive position in a Group company; represents a major shareholder of the Company; nor is connected to a significant and longstanding industrial, commercial or financial partner of the Company. These seven members are:

- Mr. Evan Galbraith, former US Ambassador to France;
- Mr. Pehr G. Gyllenhammar, Chairman of CGNU plc (London);
- Mr. Christian Marbach, former Chairman of "Agence Nationale pour la Valorisation de la Recherche", a specialist in industrial research and innovation;
- Mr. Bernard Mirat, former Deputy Chairman and Chief Operating Officer of Société des Bourses Françaises;
- Mr. Jacques Nivard, former Chairman of a French brokerage firm, and as such close to the views of individual shareholders;
- Mr. Didier Pineau-Valencienne, Honorary Chairman of Schneider SA;
- Mr. Michel Rouger, Honorary President of the Paris Commercial Court.

Other members represent the Company's most important longstanding shareholders. One of them (DaimlerChrysler) is also the Group's industrial partner. Their senior executives contribute their knowledge of international affairs to the work of the Board.

Beyond the most valuable capabilities that are displayed by the Board, the latter in 2000 was characterized by a significant proportion of "independent" directors (7 out of 14), as well as by the non-French members (3 out of 14), thanks to the personalities of high rank who have accepted to join the Supervisory Board.

Lagardère does not hold interests in any of the companies that are directly or indirectly represented on its Supervisory Board. None of its managing partners and none of its senior executives is otherwise a member of these companies' managing bodies.
Mr. Philippe Camus is a director of Crédit Lyonnais, whose Chairman and Chief Executive Officer, Mr. Jean Peyrelevade, is also a member of the Supervisory Board of Lagardère SCA.

The Supervisory Board works along several principles that have been forged by practice:

- It systematically holds a meeting every six months

to review the financial statements and situation of the Group, its business operations and outlook, and to discuss its strategy. This meeting is conducted in the presence of the Group's principal senior executives.

The Board may hold other meetings either at its own initiative, or at the request of the managing partners, to discuss any issue considered useful.
Overall, the rate of attendance at the five meetings held in 2000 was 76%.

- An Audit Committee of the Supervisory Board meets at regular intervals with a predetermined agenda. This Committee is chaired by Mr. Raymond H. Lévy and includes Messrs Christian Marbach, Bernard Mirat, Jacques Nivard and Didier Pineau-Valencienne. It reports on its work and findings to the Supervisory Board.

The Audit Committee's tasks include the review of:
- the annual and half yearly financial statements,
- the work programs of the Statutory Auditors together with the findings of their audit,
- the work program and the objectives of the Group's Internal Auditors,
- the internal and other control procedures,
- any situation entailing the Group's exposure to significant risk.

In December 1997, Lagardère Group set up a Shareholders' Consultative Committee to gain better knowledge of the expectations and suggestions of its shareholders principally in the field of financial communication.

This Committee is comprised of 12 people, in addition to the managing partners, a member of the Supervisory Board (Mr. Bernard Mirat), and several members of general management.

The members are:
- 9 representatives of individual shareholders (including a shareholder who is also an employee), volunteers selected on the basis of competence and representativity by region, age and sex;
- 1 representative of a shareholder association;
- 2 representatives of corporate shareholders (French and non-French).

Topics already discussed with Group management include: the reference document, the annual general meeting, meetings with French shareholders outside Paris, the change to the euro and the web site.

6.5 CODE OF CONDUCT AND CITIZENSHIP

Lagardère adopted a professional code of conduct back in 1995. This code of conduct lays down the principles and rules to be applied to all business activities, depending on their specific features and particular constraints, and taking into account the legal and regulatory framework of the host country. Individual employees of the Group take it upon themselves to put into practice these principles and rules that are based on the values of integrity, loyalty and honesty.

The Hachette Foundation was set up in 1989, as a result of the determination to extend the traditional activities of a major communication group to include the development of sponsorship and solidarity operations aimed at promoting the values at the heart of the Group's business lines: innovation, youth, culture, education.
Every year the Hachette Foundation organizes the promotion of young artists of the written word or the film and video business. Over the past ten years, almost 10 million French francs have been awarded to help them realize their most cherished projects.
More than thirty countries all over the world have benefited from the Foundation's support for the French language. Francophone operations include the sponsorship of video libraries and the distribution of thousands of books. The Foundation has also created around twenty cultural areas in children's hospital wards.

CONTENTS

7

7.1. RECENT EVENTS

7.1.1. MARIE-CLAIRE

Evelyne Prouvost, Marie-Laure Prouvost and Lagardère have signed an agreement under the terms of which Hachette Filipacchi Médias takes a minority 42% interest in the business activities of the Marie-Claire group brought together under a single company.

The remaining 58% interest is held by the Prouvost family in a holding company specially set up for the purpose. The different business activities of the Marie-Claire group remain independent of the Hachette Filipacchi Médias group.

Nonetheless, on an international level, under existing agreements and depending on market opportunities, the two groups have agreed to join forces to develop their women's magazines: Elle and Marie-Claire.

This historical alliance between two French magazines – Elle and Marie-Claire – among the most prestigious in the field of fashion and beauty, will allow the groups to jointly accelerate and harmonize their growth.

7.1.2. L'HUMANITÉ

Lagardère is currently involved in discussions with other investors concerning the setting up of a company that would take a minority interest in the capital of the publisher of L'Humanité newspaper.

7.2. OUTLOOK

The outlook for the Group's different business activities is described in detail at the end of the presentation of each division in Chapter 4.

design and production:
AVANT•GARDE – Conseil en communication – Édition – Multimédia
33 (0)1 45 74 61 61
translation: J.H. Communication
photo credits:
Groupe Lagardère et droits réservés
Rapho: Jacques Grison
Avant•Garde - FontShop

LAGARDERE



2001

LAGARDERE

Lagardère SCA

milestones 2001



High Technologies

15.14% EADS [1]

Airbus
Military Transport Aircraft
Aeronautics
Space
Civil and Military Systems



Lagardère Media [2]

Lagardere Active

99% lagardere Active Broadcast (e.g. Europe 1 Communication)
— 27.4% multiThématiques
100% lagardere Active Broadband
34% CanalSatellite

magazines

100% Hachette Filipacchi Médias

books

100% Hachette livre

Distribution Services

100% Hachette Distribution Services



Automobile

100% MATRA AUTOMOBILE

(1) Percentage of indirect consolidation
(2) The companies mentioned above are owned by Hachette SA, whose capital is wholly owned by Lagardère SCA



Lagardère >

All over the world, twenty-four hours per day, Lagardère brings people together by offering them products and services that help to spread knowledge. They contribute to the development of new tools that are used to link one continent to another and to shorten the distances between Earth and space.

Lagardère is a group that draws its strength from a legacy of business ventures begun at the end of the XIXth century, springing from the mind of Louis Hachette – who was both a devotee of arts and letters and a first-rate businessman – and of Jean-Luc Lagardère, who built Matra and used common values to link high technology with the media industry. Today, this marriage of the traditional and the modern attracts talent to Lagardère, and motivates that talent to lead the group to the top spots in each of the industries in which it is involved.

Lagardère's strength also lies in its products and brands, known and recognized throughout Europe, America and Asia. Elle, Paris Match, Car&Driver, Le Guide du Routard, Relay, Hatier, Grasset, Europe 1, MCM, Canal J and many more make Lagardère one of the world leaders in communication and media, including magazines, books, distribution services, audiovisuals and new media. Airbus, Ariane and the Eurofighter are all projects that Lagardère has brought together by creating EADS, offering Europe an effective response to American dominance in the conquest of air and space.

Finally, with Renault Espace and Avantime, Lagardère stands for partnership continuity and the triumph of innovation in the automotive field. Tradition, skills, originality and independence: these are the foundations of Lagardère. At the dawn of the XXIst century, these qualities provide a size and positioning that are both independent and powerful, granting Lagardère control of its choices and its destiny – making its mark in the long term by pursuing both creativity and profitability.

The keys to success for today and tomorrow

THE ENTREPRENEURIAL SPIRIT

> Opening up a world of opportunities

Locking in results - and achieving new ones: Lagardère applies the culture of profitability to each of its businesses, *while making* logical acquisitions.

Lagardère controls its development and knows how to initiate effective and durable partnerships. In 2000, the group confirmed *its independence by becoming 100% owner of all* media divisions. To protect and strengthen its audiovisual publishing business, Lagardère entered into partnerships with **CanalSatellite,** of which it owns 34%, as well as **multiThématiques.**

These two examples are not isolated: the same is true for the European shuttle **Ariane,** but also for other media brands such as **MCM, Première, Canal j** *and* the **Relay** newsstand outlets that welcome over 1,000,000 clients each day.



> Using the French business style - around the world

Lagardère is a French group, whose specialty is bringing a strong industrial culture as well as an international refinement to each of its business lines. With EADS, Lagardère contributes to making the Franco-German connection more dynamic by creating one of the very first worldwide leaders in aeronautics, defence, space and civil aviation. The strength of the **A380** orders proves that Lagardère knows how to conquer markets, whatever the continent.

With 34 editions, Elle is purchased by more than five million readers each month, contributing *to the commercial success of this brand and also to the spread of French culture* and values around the world.

> Deciding the future

Lagardère's strategy is long-term: today, it is adapting to the new challenges it faces in media.

In the current environment of major capitalist "tinkerers," who tear apart and cobble together bits of companies with abandon, Lagardère makes its mark with the consistency of its goals and the sound management of its priorities. A group's strength is, first and foremost, in knowing its people and its business and, from there, in controlling its markets and growth. Size is an advantage, although not an end in itself, if it responds to a vertical and theoretical organization of products and the kinetic energies that make up the corporation.

Lagardère resists fashion and trends. It has learned – through its history, its successes and its failures – to anticipate developments in order to make the most of them in an intelligent way.

The transfer of Grolier Inc. and Club-Internet, and the launch of EADS — these moves all stem from the same analysis and the same logic. Each acquisition and each new development is handled with the same concern: controlling time and objects in their environment.

Marie Claire's inflow of capital, the emergence of new thematic and interactive channels, and the takeover of new photo agencies such as **Katz** or **Rapho:** these are examples of a permanent quest for balance, combining reactivity with service of group objectives and global strategy.

Lagardère determines its future. Today, it offers a multitude of media operations. A critical mass in communication, information and culture has been gaining power for two years. It gives Lagardère first-rate know-how and expertise as well as a substantial financing capacity. It will be strengthened in the years to come to reinforce its leadership positions and attain new ones.

> The force of balance

Using its multicultural and transnational tradition, Lagardère has gained real experience in mixing talents and disciplines.

The force of balance for Lagardère lies in knowing how to inspire and coordinate people and teams from different but totally complementary lines of business. The outstanding mergers in the history of the group have helped to bring designers and engineers, financiers and creative types together.

Today, in media just as in high tech, this tradition endures. In the media segment, it is around the major publishing lines – women, music, news, travel, and youth – that the magazine, Lagardere Active, book and distribution teams gather, be it during seminars, such as in Évian in December 2000, or special-interest meetings organized by the management teams at Lagardère.

Some concrete examples of this network collaboration: **Le Guide du Routard** is available on the Internet; children's book characters like **Titeuf** and **Paddington (Édition Hachette Jeunesse)** are animated for **Canal j and TiJi**; books become screenplays for the group's many and varied production houses; future special-interest channels are inspired and attached to well-known print names like **Elle** or **Paris Match** or even to Lagardere Active iTV's interactive services, with **Première, Les Fiches Cuisines Elle** and more.

> Nurturing talent

The speed of information and the versatility of modes mean that Lagardère must have total control of its ability to react. This reaction capability is integrated into a part of the group culture passed on from Hachette and Matra. It is illustrated by the autonomy and the means that are granted to the talented people that manage and sustain special-interest television, radio stations, book collections, magazines and distribution companies.

The success of Europe 1 and the growth of its audience over two years; the launch of new book collections intended to make learning a more enjoyable experience for young people; **the success of special-interest channels such as MCM, Canal j, La Chaîne Météo,** and their introduction onto new frequencies (**MCM2** and **TiJi**) and the Internet; and **the joining of distribution business lines** and e-distribution or mail-order with the creation of **Zendis**: these are **all positive illustrations of the know-how of those in whom Lagardère has invested and succeeded.**

But this confidence in field personnel could not be concrete if Lagardère did not have an avant-garde approach to executive recruitment, internal mobility and development. **The "21 talents for the XXIst century" operation,** in close coordination with the HR departments of the various subsidiaries, allows Lagardère to capture and attract the best people and to offer them work in which they can take responsibility with autonomy, dynamism and loyalty.

Supporting talent is also the business of the Fondation Hachette, which, for 11 years, has encouraged and guided the young authors, photographers, screenwriters, and film and multimedia producers who already make up this country's intellectual elite.



Tomorrow: keep on winning

CULTIVATING EXCELLENCE IN THE THREE FOCUS AREAS



For two years, a new development strategy for the group has been considered, explained and put in place. It consists of strengthening media and communication while optimizing the high technology and automobile areas.

The world is changing, and Lagardère has decided to change with it, using the same determination and the same loyalty toward its personnel, stockholders and partners, in a spirit of independence that has been its hallmark from the beginning.

Being a responsible and innovative entrepreneur means knowing how to focus business on fields in which one has the greatest assets.

INFORM,
LEARN,
ENTERTAIN,
...
ON THE ROAD TO NEW CONQUESTS

> Producing and broadcasting content

Born of the marriage of the traditional economy with the new economy, Lagardère Media is as much the offspring of glossy paper and the screen, of the pen and the bound copy, as of the graphic palette, Hertzian waves or digital media. Lagardère is making its content available to more and more varied channels, those of the past and those of the future.

The rapid evolution and the melting-pot effect of our societies make the demand for unusual ideas and new music and language all the more pressing. Meeting these needs is the challenge taken up every day by the Lagardère Media brands. They span a full range of media: books, magazines, newspapers, radios, television channels, Internet sites, CD-ROM, cultural product distribution, audiovisual program production, and more. Producing content means opening the doors of choice a little wider to let everyone in. Stimulating creativity, developing talent and promoting innovation are also Lagardère's business. Its goal is to spin content off the greatest possible number of media.

> Offering content in a variety of forms

Starting now, brand richness and the ability to create new products mean that Lagardère can create the best-adapted, most elegant and liveliest of multimedia content. For the enjoyment of diverse audiences all over the world, Lagardère Media is pursuing a winning strategy in its competitive world by making its content available on different media. This means focusing on interactivity, including digital TV. With the assets it possesses and the investments it has made, Lagardère has all the resources it needs to win.

> Playing the special-interest game

Offering content in a variety of forms is only the first step in the Lagardère Media strategy. It is essential to know how to segment the package and target circulation.

More and more, society is operating in special-interest communities: music lovers, Internet devotees, active women, food enthusiasts, globe-trotters, athletes, fashion followers or trend-setters. We all fit in somewhere, according to our interests, tastes, and age. **With its publications Elle, Car&Driver, Le Guide Hachette des vins, Paris Match, Europe 1, le Guide du Routard, le Journal de Mickey** and **MCM**, Lagardère has gotten to know these different communities.

Lagardère has the promotional forces to make its content visible — nearly 30% of market share for **Interdeco**, the leading magazine-space broker in France, and even more with **Lagardere Active Publicité**, in terms of audiovisual and new media. This means real success for these space brokers, who understand that the keys to success, as with all of Lagardère Media, lie in the pairing of power with market segmentation.

Beyond its set goals and performance, Lagardère must now take it further: anticipating desires, exceeding expectations, imagining new outlets and new circulation, offering the multiple experiences of the group, daring to hybridize businesses and traditions and solidifying the migration of content to new applications — in a word, unifying all its talent to get to first place on the podium.

Lagardère Media



	1996	1997	1998	1999	2000
Contribution to consolidated sales (in €M)	5,042	5,738	6,360	6,873	7,203
Contribution to consolidated operating results (in €M)	197	227	234	282	323
Staff [1]	22,780	23,027	28,487	28,500	26,884

[1] From 1996-1998 staff members were registered at 100% for all the integrated companies.

Lagardère Media

LAGARDERE MEDIA

Today, through Lagardère Media, Lagardère is a fully-operational media group that relies on four fundamental and complementary pillars: Lagardere Active (Audiovisual/New Media), Hachette Filipacchi Médias (Press/Magazines), Hachette Livre (Publishing) and Hachette Distribution Services (Distribution/Retail).

This group makes Lagardère Media one of the leaders in France and abroad in numerous fields dealing in information, communication and culture, meaning that Lagardère can make a coherent and solid offering across all networks, all over the world.

Lagardère Media's goals are simple: to strengthen its leadership positions while adapting its offer to conquer new markets.



Lagardere Active



magazines



books



Distribution Services



Businesses and people

> In 2001, Lagardère Media is declaring its worldwide publishing and merchandising ambitions by relying on teams and networks of the highest quality. Now, Lagardère Media broadcasts and produces content all over the world, from the United States to Hungary, from Latin America to Japan. With its business lines, Lagardère Media is well-equipped to rival the biggest names in the world. Above all – and this is an essential part of a creative enterprise – it brings together women and men who are passionate about their business.

Lagardère Media draws its strength from a renewed managerial team whose members animate and coordinate its principal business lines in a spirit of cross-communication, creativity and profitability. Lagardère Media has reached a critical financial size with a multitude of skills, which means that it can bring together internal and external growth.









Successes in 2000

> Lagardère Media proved in 2000 that imagination and rigor, in tandem, are a winning formula. For instance, Lagardère registered 10 of the 25 biggest television viewing audiences in France, all channels and programs combined, with series and films such as **Julie Lescaut, Joséphine Ange Gardien** and **Les Misérables.** Television met with success in distribution, as well: **Europe Images International** features more than 7,000 program hours in its catalogue and does half its business internationally.

> Imagination and rigor **Canal J** is the top youth-interest channel for the 4-to-14 age group and has the third-largest cable and satellite viewing public among all audiences. In the interactive-TV world, **Le Journal de Chez Vous** is the top local news station nationwide; in football, they finished a strong second.

Hachette Filipacchi Médias celebrated the publication of its 50th title in France with the magazine **Bon Voyage**, which focuses on an unexplored segment.

There is no shortage of other examples of creativity. We should especially note the creation of **Zendis** in 2001, a group that provides all "post-click" logistics! The clincher? Very ambitious P.U.P. (Pick-Up Points), which let mail order or e-commerce businesses satisfy their clients 100%. As rightful heir to the Lagardère culture, **Zendis** is venturing outside France, to Switzerland, Belgium and Spain. Finally, **Europe 1**, the standard-setting news radio station, is experiencing the strongest growth in general-purpose radio with 5 million listeners, while **Télé 7 Jeux** now has 10% more readers than in 1999, to take the total to over 3 million people.

Lagardère brings its theme of imagination and rigor to the youngest age groups. What greater achievement is there, than successfully teaching someone to read? In France, one schoolchild out of four learns how to read with the **Ratus** method, published by **Hatier**.

> Our successes in 2000 also include the camera. For a year now, **Hafimage** has been assembling the Lagardère Media photo collection. Photography is a long and passionate story for Lagardère Media: **Paris Match** has illustrated the world since 1949 — a brilliant pioneer for **Hafimage**, which is adding to its potential with **Gamma**, the agency that reflects the world, as well as with the **Keystone, Stills, MPA, Sponner, Katz, Hoa Qui, Explorer** and **Jacana** agencies. More recently, **Rapho** has been bringing its photo archives to the image bank. In all, there are more than 40 million shots, of which many are being digitized.



Strategy

Lagardère Media has a coherent strategy. Faced with globalization, this means playing on the strength of its publishing lines, the synergy among its teams and its outreach to the world. And it means committing to digital media, new media and future success.

> Changes in digital media

This much is certain: digital TV will hit the same fever pitch as FM did in the '80's. And Lagardère Media is entering the race by buying and developing new stations like **La Chaîne Météo,** through the recent launch of **MCM2** and via an alignment with **CanalSatellite.** These initiatives are off to a strong start.

In terms of modernization, Lagardère Media is finding a new testing field, to further improve its creativity and profitability.

Lagardère Media brings media to the digital age and vice versa, to add to its conquests. Increasing its image potential with the constitution of **Hafimage** means conquering digital.

Another example of the marriage of the modern and the traditional: by purchasing **RTM** in the United States, an audiovisual production group for cars and motorbikes, Lagardère Media is strengthening its content. Add to this the American magazine **Car&Driver**, the leader in its segment, plus interactive programs and Internet sites.

> New synergies

"Synergies" — this is a good term to describe the way Lagardère Media works to make its content available in various forms. **TiJi,** the station for 2- to 7-year-olds that was started in December 2000 within **Canal j,** is a good example. **TiJi,** Lagardère Media's new addition to educational and youth media, also amounts to a new way to do television.

Steeped in the heritage of its brands, Lagardère Media also capitalizes on its experience with client expectations, and it turns its extraordinary creative potential toward new products. In concrete terms, the **"Phare"** collection, launched by **Hachette Livre,** will soon be available as TV documentaries produced by Lagardère Media. This very recent book collection offers to lighten our everyday lives with its thoughtful reflections and practical advice on a variety of subjects. With 24 titles already, **"Phare"** takes the large view of the world with simultaneous editions in Spain and Great Britain.

To extend its success story, Lagardère Media reaches out to people living all over the world. **Elle** is not only a women's magazine of international reputation, but also an actual network, with 14 Websites worldwide. In Japan, **Elle Online** is the number-one women's site, with 4.5 million hits per month.

> Globalization also means alliances

In April 2000, Lagardère Media thus entered into an agreement with the famous American production group **Warner Bros.**

Add synergy to the list: after launching the worldwide brand **Relay, Hachette Distribution Services** is strengthening its position with the takeover **of DFA.** It is now the fourth sales operator in airports worldwide, and number one in France, with 90 boutiques in Roissy, Lyon and Asia-Pacific. This is a very promising niche, because air traffic is expected to double in the next ten years.

> Sales by geographical area


USA &Canada
23%
France
40%
Europe (outside France)
33%
Others countries
4%



no. 1 Press Magazines
no. 1 Magazine distribution
no. 1 Travel retail

no. 1 Internet access provider (via T-Online)
no. 1 Special-interest station producer (via multiThématiques)

no. 1 Digital television
no. 1 Book publishing - educational

no. 2 Book publishing - general
no. 2 Radio
no. 2 TV production
no. 3 Internet portals

Lagardere Active

conquering digital media...





Lagardere Active

lagardere active

Lagardere Active: a single name for all audiovisual and new media. Digital TV, interactive services, Internet, radio, and advertising — Lagardere Active is expanding the boundaries of the imagination. To meet the challenges of tomorrow, it uses tools that have stood the test: creativity, innovation, hybridization, teamwork, open minds and open borders.




Europe1

A new world > **Digital media is improving television.** Beyond exceptional image and sound quality, digital media is transforming TV into an interactive recreational and entertainment experience. The worlds of cinema, television, radio, telephone and the Web are merging. Digital media is an invention whose advantages and potential have yet to be imagined.

In 1999, interactive TV was already being used in 26 million households around the world. Since then, service has increased by 40% each year, and in 2004, 140 million households will have it.



> Lagardere Active widens the horizons of the imagination

digital television - new media

Special interests: to each his channel > Starting now, Lagardere Active is designing the shape of digital and interactive TV for everyone. The audiovisual sector is emerging as a major growth segment. Special-interest channels such as **MCM, Canal j, La Chaîne Météo** and **Santé Vie** are already getting good results: 10 million visitors per month, for instance, for **La Chaîne Météo** interactive service. **MultiThématiques,** the top special-interest channel producer in Europe, with 30 channels including **Planète, Seasons, CinéCinémas** and **CinéClassics,** has had its sales increase by 20%, and will be adding 5 new stations in 2000. **Lagardere Active is also preparing new channels.**

Another new launch: **Paris Match** will go from glossy paper to moving images!

The freedom of interactive media > Among interactive services, the upturn of the **Journal de Chez Vous** is notable. On **CanalSatellite, TPS and NC Numérique,** it has already attracted more than 2.5 million subscribers due to its original concept, which combines interactivity, local news and TV.

Faithful to its international ambitions, Lagardere Active is also spreading to foreign platforms. **Car&Driver** offers interactivity for subscribers to **Echostar,** the number-two satellite TV provider in the United States.

With **le Studio,** a real "Web agency," Lagardere Active offers a comprehensive multimedia package, from Internet to interactive TV. With design and creation, relationship marketing, traffic development and e-commerce, **le Studio** gained prestigious clients this year such as Guerlain, Sanofi, Noos, Accor and MacDonald's. And sales have literally exploded: +100% in 2000.

Plurimédia is the top French syndicator of content, which it markets to all Internet, interactive TV and mobile phone operators (Itineris, SFR, Bouygues Telecom). Thus, the **Encyclopédie Hachette Multimédia** is broadcast on Wanadoo, Voilà, Yahoo!, Club-Internet and more. Created in January 2000, **Plurimédia** has already generated 110 services for its clients, and it makes a significant contribution to digital content sales for Lagardère Media and its partners.

Lagardere Active has created Lagardere Active Education to bring together the business lines of Hachette Multimédia and all digital business lines for the educational and youth markets. In this field, 2000 was a banner year. Many licensing contracts were signed internationally. The **Atout Clic** educational CD-ROMs were a genuine hit, with sales up by a third, and the site **atoutclic.com,** featuring news and an interactive community, was born.



> Digital media is transforming TV into an interactive activity and entertainment experience

radio and TV production

In audiovisual media > **Lagardere Active is everywhere,** with its leading radio brands and televised productions that truly light up the small screen. Among the most popular are series such as **Nestor Burma** (DEMD Productions), **Julie Lescaut, Les Misérables** (GMT Productions), **Balzac,** the **Sagas** programs, **Célébrités** (JLR Productions), **Le gai savoir, Faut qu'ça saute** (Image&Compagnie) and others. In all, over 300 program hours were produced in the different studios in 2000. And from now on, there will be more than 7,000 hours featured in the catalogue of **Europe Images International,** which does half of its business abroad.





In radio > **Europe 1 sets the standard in news.** The program **"On va s'gêner"** by Laurent Ruquier has seen its audience double. As for **Europe 2,** in addition to strong growth with 25- to 34-year-olds, it has offered two programs since September about the Net, which are accessible via the **Europe 2** site. Just like **RFM, Europe 2** is working to get even closer to its listeners by setting up a new conquest and listener-loyalty strategy. Outside France, **Europe Développement International** operates 15 radio stations in eight countries. **Lagardere Active Publicité,** number one in radio space brokerage with 38.5% of commercial audience shares, marks a rise in power, and is broadening its advertising space package to television and the Internet.



> Digital TV will naturally take its place within Lagardère Media's business

magazines



"Strong brands
and quality content"



> On paper, on television, or on computers, Hachette Filipacchi Médias journals are available on all media

Hachette Filipacchi Médias

Globalizing and making content available in a variety of forms >

This formula works — Hachette Filipacchi Médias is the number-one magazine group in the world. More than 700 million copies covering more than 200 magazines are sold each year in 34 countries, which means more than just glossy paper. Lagardère Media journals are also available on TV and computer screens. And global doesn't mean distant: whether they are respected local dailies like **La Provence** or **Nice-Matin,** leisure magazines like **Télé 7 Jours,** with its seven million readers, or **Paris Match, Fémina Hebdo, Entrevue** or **France Dimanche,** whose circulations have all increased, Hachette Filipacchi Médias knows how to play the special-interest game.

The year 2000 was marked by important events: the photo division was strengthened, and new titles were launched. An example is **Le Monde 2,** a monthly collection of the best articles in **Le Monde** and the finest photos from the **Hafimage** collection. This year also saw the launches of new magazines in France, such as **Isa, Maximal** and **Bon Voyage,** and abroad — **Elle** in Korea, Ukraine and English-speaking Canada, **Elle Déco** in India and Hungary and the scientific journal **Quark** in Italy.







> More than 700 million copies sold each year in 34 countries

Hachette Filipacchi Médias

The growth in the Magazine business means extending brand networks, making them available in different forms (merchandising, the Internet) in Europe as well as Asia, and the affirmation of its leadership position in consumer magazines.

And, though circulation has remained stable overall **for all publications** (magazine press and local dailies), advertising revenues have progressed across all geographical areas where Hachette Filipacchi Médias is present.

The ongoing preoccupation has been with improving profitability, and this has led the group to progressively disengage itself from its printing businesses.


SPECIAL
beauté









books



"A passionate,
creative business"



> Publishing is one of the pillars of the media industry,
and technology is constantly inventing groundbreaking new media

Hachette Livre

Publishing > **A passionate, creative business** — at least that's how we see it at Hachette Livre. Educational, literary, artistic and interactive creation – we invent a world of infinite discovery, pleasure and knowledge.

Opening onto the world > This year, **"Phare"** launched its first lines onto the market. This practical and cultural collection is also highly interactive: it complements and updates its files with a Website, and deals in topics as diverse as chocolate, genetic engineering and cardiovascular illnesses.

The famous **Marabout guides,** still with the best quality/price ratio, are keeping in step with trends to become even handier. Cuisine, gardening, health, childhood, professional life, personal development and more are now covered. The collections are being updated, and others are appearing with more illustrations and larger formats, such as those in the **"Paresseux"** line, which help in the cultivation of the loveliest of gardens in the blink of an eye.


Les Beaux-Arts

Taking a healthy lead in Lagardère Media's worldwide travels, books are throwing the borders wide open. The **"Phare"** collection is already co-published in Italy, Spain and Great Britain.



> Stimulated by a reinvigorated book market, creativity is back in the spotlight

Hachette Livre

Creation, innovation > Two words that go together in 2000 to mean the launch of new collections and a new function for the group: digitizing collections and transforming creative processes and management methods. **Publishing is one of the pillars of the media industry** — all the more so when technology is continually coming up with new and innovative media.

What could be more natural for Hachette Livre than to bring its well-established know-how in youth and multimedia together into one major educational portal? At the latest Salon du Livre in Paris, Hachette Jeunesse kicked off a new international competition: **"Create the heroes of tomorrow."** Descended from Babar, Bécassine and Fantômette, these new characters will be available on all media: books, CD-ROMs, animated series and more.

Stimulated in 2000 by a reinvigorated book market, creativity will still be the order of the day in 2001. With more and more media and new ideas: for youth, illustrated books, travel and literature.











Distribution Services



"From one end of the world
to the other, a wide array
of cultural and leisure products"



> Hachette Distribution Services: represented in 16 countries, with 72% of sales outside France
— A truly international presence

Hachette Distribution Services

A standard-setting partner for its publishing clients > **Hachette Distribution Services** provide distribution for all press titles: dailies and magazines, both national and international. The steady progress of this business is due as much to internal growth as it is to takeovers in its basic business lines (distribution and retail sales). This development will continue in traditional markets in Western Europe and North America, and also in Asia-Oceania, Central Europe and Eastern Europe.

A busy year for distribution > **Solidifying synergies, international openings and growth.** The **Relay** brand, launched in January 2000, has more than 1,000 shops and 2,500 business associates in 11 countries. In the world of travel, Hachette Distribution Services is number four worldwide in airport sales with the buyout of **DFA.** Generally speaking, Hachette Distribution Services distributes an entire range of magazine titles in 16 countries and achieves 72% of sales outside France.

For 2001, the distribution segment attends to all Lagardère Media goals: maintaining steady growth, developing partnerships and conquering new markets.


PARIS MATCH
L'AMOUR SECRET DE STEPHANIE
LAETICIA et JOHNNY
"NOTRE COMBAT POUR AVOIR UN ENFANT"
AFGHANISTAN
STAR CITY



> Relay, Extrapole, Zendis – aligning special interests with modern solutions

Hachette Distribution Services

Distribution also means Extrapole > **Magazines that cover all cultural products.** The chain has opened new spaces in Rouen and Rosny, bringing the number of Extrapole outlets in France to ten.

And size innovation in distribution > The creation of **Zendis.** The fruit of a synergy between expertise in logistics-flow management and a European network of delivery points, **Zendis** aligns special interests with modern solutions. From the first click to the package in hand, Zendis is a global, reliable and integrated distribution solution for Europe. In France, **Zendis** has almost 3,100 pick-up points — a healthy outlook for distribution.


Les indépendants en B


RELAY







Automobile



"Matra Automobile must have more autonomy and flexibility to fulfil its exceptional growth potential"

	1996	1997	1998 [1]	1999	2000
Contribution to consolidated sales (in €M)	565	1,141	1,123	1,143	1,183
Contribution to consolidated operating results (in €M)	8	63	77	70	71
Staff	3,587	3,575	2,860	3,319	3,329

[1] The 1998 financial data shown in the facing table take into account Matra Transport International's exclusion from consolidated accounting requirements effective January 1, 1998.

Matra Automobile

> Making sound bets... **A passion for sport and a passion for technological innovation come together in the Matra adventure.** Inventor of the minivan concept, **Matra** can be justly proud of the success of the **Espace,** still Europe's number-one large minivan. **Espace**'s market share is at 48% in France and 24% in Europe, for an increase of two points in 2000.
A combination of exceptional driving, pollution control and comfort as a priority, the new **Espace** line also sets the standard in terms of safety, not just in the minivan category: in the Euro NCAP crash test, the most widely acknowledged certification for safety, the **Espace** was rated four stars.

...and meeting challenges... **Innovation and cooperation** are the keywords of Matra, which is allied with American **Venture** to conquer new markets. Convinced that the cars of the future will be made from a whole new range of materials, Matra is wagering on composites to become the best choice for European auto makers. **Matra Venture Composites,** a new group, profits from the marketing network of Venture and the know-how of Matra in non-metallic parts. Now, **Matra** is supplying Citroën's **Berlingo** with the Modutop, a composite-material roof that combines storage and windows. Diversifying and forming partnerships is the right road for Matra to take.


1949 MR 92



...to invent the future **Still a pioneer,** Matra is inventing the car of tomorrow with the **Coupéspace** concept. **Avantime,** a star at the latest Salon de l'Automobile, is cutting a new common path for Renault and Matra. Never one to resist the future, Matra has also marked a high point this year with the **M72,** a new, highly original vehicle that is ultra-light, with a streamlined design that falls somewhere between a moped and a car.
The **M72,** which can be driven by anyone over 16 in France, will be the "cruiser" to beat all others, a vehicle to be driven by anyone who craves freedom and mobility. As always, at Matra, the taste for design is paired with the love of technological innovation.



High Technologies


A380
A380

"EADS is now emerging as a major European and worldwide player in aeronautics"

	1996	1997	1998	1999 [1]	2000 [2]
Contribution to consolidated sales (in €M)	2,979	3,156	3,197	4,257	3,806
Contribution to consolidated operating result (in €M)	198	322	343	159	166
Staff [3]	20,589	19,401	17,752	17,287	13,459

[1] Data corresponding to 33% of Aerospatiale Matra. Data published up until 1998 are relative to 100% of Matra Hautes Technologies.

[2] Data corresponding to 33% of Aerospatiale Matra for the first quarter and 15.14% of EADS N.V. for the second quarter. The data used for previous years are therefore not comparable.

[3] From 1996 to 1998, employees were accounted at 100% for all consolidated companies.

EADS

Aviation, transport, space and telecommunications: EADS holds top positions in Europe and worldwide.

Success is what the future holds for EADS. Less than one year after it was created, on 10 July 2000, EADS is showing promising results, and its goals and profitability are on the rise. All group divisions are filling order books, and all are working on major programs such as the A380 or the A400M, which are very wide-bodied aircraft.

With EADS, Lagardère is contributing to technological advances and to Europe's commercial success.









"EADS is the standard-bearer for a number of the group's essential values"

Aeronautics - Defence

Travel > The finest example of a European success story, **Airbus** had a splendid finish to the year 2000: the very wide-bodied aircraft program, **A380,** was officially launched in December 2000.

The 2,500th Airbus was delivered during 2000, and 520 firm orders were placed. In the category of aircraft with over 100 seats, nearly one plane out of two is ordered from **Airbus.** With the most modern aircraft family in the world, **Airbus** is covering all market segments.

Security > In the front-runners worldwide for low- and mid-sized capacity military transport aircraft, **EADS** is now leading the **A400M** program, created with seven partner countries. Confirmed in July 2000, the **A400M** program responds to the needs of Europe's armed forces with high-capacity military transport aircraft.

In 2000, EADS also strengthened its position within the major European combat aircraft programs, notably with the **Eurofighter. EADS** is also participating in the **Mirage** and **Rafale** programs, and owns **Eurocopter,** the world leader in civil helicopters.
Finally, **EADS** is Europe's leading tactical missile system builder. Again, they have had multiple successes, with record numbers of orders for products that have a worldwide reputation.

Along with its partner **Nortel Networks, EADS** plays a preeminent role among telecommunications multinationals operating in the civil and military markets.





> Civil and military aircraft, helicopters, tactical missiles
— EADS is piloting the aeronautics and defence industry in Europe

Space - Telecommunications

Communicating > **In the field of space technology, EADS holds first place in Europe and third place worldwide.**

Ariane claims almost 60% of the market for commercial satellite launches.

No less than three of the largest international organizations, **Intelsat, Inmarsat** and **Eutelsat,** have ordered six telecommunications satellites from **EADS** in 2000. Five of these satellites are designed on the basis of the new **Eurostar 3000** platform.

EADS designs, develops and builds scientific and Earth observation satellites, orbital infrastructures and shuttles. **EADS** is the principal project supervisor for the European military observation satellite **Hélios.** We would also like to mention the civil Earth observation projects with **Envisat,** the European environmental surveillance satellite, **Metop,** the polar-orbit weather satellite and **Spot 5,** the very-wide-range high-resolution satellite system.


ariane





> Ariane claims almost 60% of the market for commercial satellite launches


Lagardère



Jean-Luc Lagardère
General Partner and
Chief Executive Officer



Arnaud Lagardère
General Partner and
Chief Executive Officer,
Lagardère Media



Philippe Camus
General Partner and
Co-chief Executif Officer
EADS

Group Corporate

Finances



Dominique D'Hinnin
Executive Vice-President

Human Resources and Communication



Thierry Funck-Brentano
Executive Vice-President

Legal and Administrative



Pierre Leroy
Executive Vice-President

The office of Jean-Luc Lagardère



Patrick Déchin
Director of the Chairman's Office
Committee Secretary

Media

Corporate Media



Jean-Luc Allavena
Chief Operating Officer



Frédérique Bredin
Vice-President
Strategy and Development

Digital Media



Arnaud Lagardère
Chairman and Chief Executive Officer
Lagardere Active

Magazines



Gérald de Roquemaurel
Chairman and Chief executive Officer
Hachette Filipacchi Médias

Books



Jean-Louis Lisimachio
Chairman and Chief Executive Officer
Hachette Livre

Distribution Services



Jean-Louis Nachury
Chairman and Chief Executive Officer
Hachette Distribution Services

EADS



Jean-Louis Gergorin
Management Committee
Director of Strategy



Jean-Paul Gut
Management Committee
Director, International

Other Business Activities

Automobile



Philippe Guédon
Chairman and Chief Executive Officer
of Matra Automobile



Jean-Louis Caussin
Chief Operating Officer
of Matra Automobile

Banking



Bernard Esambert
President, Supervisory Board
of Banque Arjil & Cie and the Arjil & Associés
Banque group



Michel Renault
President, Board of Managing Partners
of Banque Arjil & Cie


Lagardère

GENERAL PARTNERS

Jean-Luc Lagardère

Société Arjil Commanditée-ARCO

MANAGING PARTNERS

Jean-Luc Lagardère

Société Arjil Commanditée-ARCO
represented by
Philippe Camus
Chairman and Chief Executive Officer
and
Arnaud Lagardère
Deputy Chairman and Chief Operating Officer

STATUTORY AUDITORS

Barbier Frinault et Autres
Member of the Arthur Andersen group

Alain Ghez

Mazars & Guérard

Supervisory board
on May 21, 2001

CHAIRMAN
Chairman of the Audit Committee
Raymond H. Lévy
Honorary Chairman, Renault SA
Chairman of the Supervisory Board, Consortium de Réalisation

DEPUTY CHAIRMAN
Bernard Esambert
Permanent Representative of Lagardère Capital &Management
Chairman of the Supervisory Board, Banque Arjil &Cie

MEMBER
Manfred Bischoff
Chairman of the Management Board, DaimlerChrysler Aerospace AG (Munich)

MEMBER
Georges Chodron de Courcel
Deputy Chief Executive Officer, BNP

MEMBER
Evan Galbraith
Former United States Ambassador to France
Advising Director, Morgan Stanley (New York)

MEMBER
GAN S.A.
Represented by Gilles Laporte (Chief Executive Officer of GAN)
until September 25, 2000,
then by Jacques Giraud
(Member of the Board, GAN) from that date onward

MEMBER
Pehr G. Gyllenhammar
Chairman, CGU plc (London)

MEMBER
Pierre Lescure
Chairman and Chief Executive Officer of Canal Plus

MEMBER
Member of the Audit Committee
Christian Marbach
Member of the General Management Council, Suez Lyonnaise des Eaux

MEMBER
Member of the Audit Committee
Bernard Mirat
Former Deputy Chairman of the Société des Bourses Françaises,
Chairman and Chief Executive Officer of FITCH-IBCA SA

MEMBER
Member of the Audit Committee
Jacques Nivard
Stockbroker, Honorary Chairman, Nivard Flornoy-Fauchier
Magnan Durant des Aulnois

MEMBER
Jean Peyrelevade
Chairman and Chief Executive Officer, Crédit Lyonnais

MEMBER
Didier Pineau-Valencienne
Honorary Chairman, Schneider SA
Vice-Chairman, Crédit Suisse First Boston

MEMBER
Michel Rouger
Honorary President, Paris Commercial Court

CENSOR
Yves Sabouret
Chief Executive Officer, Nouvelles Messageries de Presse Parisienne (NMPP)

GENERAL SECRETARY
Pierre Leroy
General Secretary, Lagardère group

key figures 2000

Consolidated sales five-year trends


€ 8,598 M
FF 56,401 M
€ 10,047 M
FF 65,903 M
€ 10,692 M
FF 70,138 M
€ 12,285 M
FF 80,583 M
€ 12,192 M
FF 79,976 M
1996
1997
1998
1999
2000

Consolidated operating income five-year trends


€ 402 M
FF 2,636 M
€ 608 M
FF 3,989 M
€ 644 M
FF 4,223 M
€ 520 M
FF 3,411 M
€ 572 M
FF 3,754 M
1996
1997
1998
1999
2000

Net earnings per group share five-year trends


€ 158 M
FF 1,038 M
€ 210 M
FF 1,380 M
€ 280 M
FF 1,837 M
€ 241 M
FF 1,581 M
€ 581 M
FF 3,811 M
1996
1997
1998
1999
2000

Net earnings per share five-year trends


€ 1.33
FF 8.7
€ 1.72
FF 11.3
€ 2.26
FF 14.8
€ 1.91
FF 12.5
€ 4.30
FF 28.2
1996
1997
1998
1999
2000

Consolidated cash flow five-year trends


€ 341 M
FF 2,235 M
€ 711 M
FF 4,665 M
€ 415 M
FF 2,721 M
€ 322 M
FF 2,112 M
€ 717 M
FF 4,705 M
1996
1997
1998
1999
2000

Consolidated balance sheet
in millions of €

	1999			2000		
	Non-HT*	HT**	Total	Non-HT*	HT**	Total
Fixed assets	4,097	953	5,050	5,776	1,823	7,599
Current assets	3,597	4,900	8,497	4,595	4,116	8,711
of which marketable securities and cash	*1,086*	*939*	*2,025*	*2,032*	*1,197*	*3,229*
TOTAL ASSETS	7,694	5,853	13,547	10,371	5,939	16,310
Stockholders' equity and permanent funds	2,602	632	3,234	3,832	473	4,305
Reserves for risks and charges	1,193	639	1,832	1,427	1,063	2,490
Deferred liability ***	1,272	718	1,990	1,924	875	2,799
Current liabilities	2,627	3,864	6,491	3,188	3,528	6,716
TOTAL LIABILITIES	7,694	5,853	13,547	10,371	5,939	16,310

* NON-HT : non-High Tech
** HT : High-Tech
*** Y included TSDI (1992)

Consolidated income statements
in millions of €

	1999			2000		
	Non-HT*	HT**	Total	Non-HT*	HT**	Total
Sales	8,028	4,257	12,285	8,386	3,806	12,192
Operating income	361	159	520	406	166	572
Non-operating expenses	7	(30)	(23)	(29)	(81)	(110)
Operating income	368	129	497	377	85	462
Profit and loss on extraordinary activities	33	(17)	16	683	(32)	651
Others	(110)	(58)	(168)	(454)	(44)	(498)
Net income - total	291	54	345	606	9	615
Minority interests	(96)	(8)	(104)	(29)	(5)	(34)
Net income - group earning	195	46	241	577	4	581

* NON-HT : non-High Tech
** HT : High-Tech

Shareholders' memorandum

Changes in share price since the beginning of 2000



110
104
98
92
86
80
74
68
62
56
50
44
11,600
10,850
10,100
9,350
8,600
7,850
7,100
6,350
5,600
4,850
Lagardère
CAC 40
JAN. FEB. MARCH APRIL MAY JUNE JULY AUGUST SEPT. OCT. NOV. DEC. JAN. FEB. MARCH
2000
2001

source : SDIB Société de Diffusion d'Informations Boursières

Changes in share price since the beginning of 1999



120
110
100
90
80
70
60
50
40
30
20
13,300
12,200
11,100
10,000
8,900
7,800
6,700
5,600
4,500
3,400
2,300
Lagardère
CAC 40
JAN. FEB. MARCH APRIL MAY JUNE JULY AUGUST SEPT. OCT. NOV. DEC. JAN. FEB. MARCH APRIL MAY JUNE JULY AUGUST SEPT. OCT. NOV. DEC. JAN. FEB. MARCH
1999
2000
2001

source: SDIB Société de Diffusion d'Informations Boursières

Changes in Lagardère's market capitalization vs. CAC 40 price index from 1993 to 2001



3,200
2,800
2,400
2,000
1,600
1,200
800
400
0
Lagardère
CAC 40
1993
1994
1995
1996
1997
1998
1999
2000
2001

Trading volumes in 2000

monthly average


1.303.697
846.670
647.663
933.323
606.607
548.091
415.151
400.624
407.011
599.309
486.282
407.226
J
F
M
A
M
J
J
A
S
O
N
D

Per-share data

in €

	1996		1997		1998		1999		2000	
	not diluted	diluted (1)	not diluted	diluted (1)	not diluted	diluted (2)	not diluted	diluted (2)	not diluted	diluted (2)
Consolidated net income										
Group earnings per share	1.68	1.33	1.80	1.72	2.38	2.26	2.00	1.91	4.51	4.30
Net assets per share	11.63	9.18	15.50	14.83	16.51	15.67	19.27	18.37	28.80	27.46
Cash flow per share	5.11	4.02	5.03	4v82	4.98	4.72	5.15	4.91	5.40	5.15
Market price on December 31	21.71		30.34		36.21		54.00		61.80	
Dividend	0.56		0.67		0.78		0.78		0.78(3)	

(1) including shares that may be created on share subscription warrants, stock options and convertible bonds.
(2) including shares that may be created as a result of stock options.
(3) Dividend proposed for approval at the annual general meeting on May 21, 2001.

LAGARDÈRE COMPAGNIES



High Technologies

EADS
37, boulevard de Montmorency
75016 Paris
Tel. + 33 (0)1 42 24 24 24



Lagardère Media

Lagardere Active
Broadcast
32, rue François-1er
75008 Paris
Tel. + 33 (0)1 47 23 13 00
Broadband
11, rue de Cambrai
75927 Paris Cedex 19
Tel. + 33 (0)1 55 45 45 00

Hachette Filipacchi Médias
149, rue Anatole-France
92534 Levallois-Perret Cedex
Tel. + 33 (0)1 41 34 60 00

Hachette Livre
43, quai de Grenelle
75905 Paris Cedex 15
Tel. + 33 (0)1 43 92 30 00

Hachette Distribution Services
2, rue Lord-Byron
75008 Paris
Tel. + 33 (0)1 42 99 07 00



Automobile

Matra Automobile
Parc d'Activités de Pissaloup
8, avenue Jean-d'Alembert
B.P.2
78191 Trappes Cedex
Tel. + 33 (0)1 30 68 30 68

Banking & Financial Services

Arjil & Associés Banque
43, rue Vineuse
75016 Paris
Tel. + 33 (0)1 55 73 22 22

Lagardère SCA

French limited partnership with capital stock of 5,502,933,520 French francs, divided into 137,573,338 shares, each with a par value of 40 French francs

Head office: 4, rue de Presbourg - 75116 Paris (France)
Tel.: +33 (0) 1 40 69 16 00
320 366 446 RCS Paris

www.lagardere.com

LAGARDERE

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